[redacted]

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SEP 02 2008

Washington, DC
106

SUPPL

August 29, 2008

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Olympus ~~Corporation~~ Optical Co Ltd
<u>Rule 12g3-2(b) File No. 82-3326</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. With respect to the Japanese language documents for which English language versions are not readily available, translations or summaries are set forth in Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda / FM.

Masahisa Ikeda

Enclosure
MI/KM/ms

PROCESSED
SEP 05 2008
THOMSON REUTERS

9/4

TKDOCS01/43570.2

Documents for which English versions are readily available

No.		Date released
Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:		
1.	Consolidated Financial Results for the First Quarter of the Fiscal Year Ended March 31, 2009 (Exhibit A-1)	August 1, 2008
2.	Financial Results for the First Quarter ended June 30, 2008 (Exhibit A-2)	August 1, 2008
Press Releases:		
1.	Press release entitled "Olympus Imaging and Panasonic announce new Micro Four Thirds System standard" (Exhibit A-3)	August 5, 2008
2.	Press release entitled "Olympus Wins EISA Awards for the E-3 Interchangeable-Lens-Type Digital SLR Camera and the µ1030SW Compact Digital Camera" (Exhibit A-4)	August 18, 2008
Others:		
1.	Annual Report 2008 (Exhibit A-5)	August 2008

Consolidated Financial Results for the First Quarter of the Fiscal Year Ended March 31, 2009

August 1, 2008

Company Name: Olympus Corporation
Code Number: 7733
(URL: http://www.olympus.co.jp/)
Stock Exchange Listing: First Section of Tokyo Stock Exchange, First Section of Osaka Securities Exchange
Representative: Tsuyoshi Kikukawa, President and Representative Director
Contact: Hironobu Kawamata, General Manager, Accounting Division
Phone: 03-3340-2111
Scheduled date to submit the Quarterly Report: August 14, 2008

(Figures are rounded off to the nearest million yen)

1. Consolidated Financial Results for the First Quarter of the Fiscal Year Ended March 31, 2009 (From April 1, 2008 to June 30, 2008)

(1) Consolidated Results of Operations (cumulative) (% indicate changes from the same period of the previous term)

	Net sales		Operating income		Ordinary income		Net income	
	(¥ million)	%	(¥ million)	%	(¥ million)	%	(¥ million)	%
1Q ended June 30, 2008	254,331	–	17,544	–	12,698	–	6,521	–
1Q ended June 30, 2007	264,418	17.2	31,133	111.6	27,565	124.9	17,644	147.7

	Net income per share	Fully diluted net income per share
	(¥)	(¥)
1Q ended June 30, 2008	24.22	24.22
1Q ended June 30, 2007	65.27	–

(2) Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	(¥ million)	(¥ million)	%	(¥)
As of June 30, 2008	1,398,243	366,948	25.4	1,330.09
As of March 31, 2008	1,358,349	367,876	26.2	1,318.65

Note: Equity as of June 30, 2008: ¥ 355,497 million March 31, 2008: ¥ 356,351 million

2. Dividends

	Cash dividends per share				
(Record date)	First quarter	Second quarter	Third quarter	Year-end	Annual
	(¥)	(¥)	(¥)	(¥)	(¥)
Year ended March 31, 2008	–	20.00	–	20.00	40.00
Year ended March 31, 2009	–	——	——	——	——
Year ended March 31, 2009 (Forecast)	——	20.00	–	20.00	40.00

Note: Revisions of the forecast in the first quarter of the fiscal year ended March 31, 2009: None

3. Forecast of Consolidated Financial Results for the Year ending March 31, 2009 (April 1, 2008 - March 31, 2009)

(% indicates changes from the previous corresponding term)

	Sales		Operating income		Ordinary income		Net income		Net income per share
	(¥ million)	%	(¥ million)	%	(¥ million)	%	(¥ million)	%	(¥)
2Q (cumulative)	529,000	(3.9)	37,000	(38.6)	27,000	(46.1)	16,000	(49.8)	59.86
Full year	1,108,000	(1.8)	95,000	(15.6)	75,000	(19.4)	43,000	(25.8)	160.88

* Note: Revision of the forecast in the first quarter of the fiscal year ended March 31, 2009: Yes

4. Others

(1) Significant changes of subsidiaries during period under review (affecting specific subsidiaries due to changes in scope of consolidation): No

(2) Application of simplified accounting as well as specific accounting for preparing the quarterly consolidated financial statements: Yes

[Note: Fore more details, please refer to the section of "4. Others of [Qualitative Information and Financial Statements]" on page 5.]

(3) Changes in accounting policies, procedures, and methods of presentation for preparing the quarterly consolidated financial statements (changes described in the section of "Changes in significant matters forming the basis of preparing the quarterly consolidated financial statements")

1) Changes due to revisions to accounting standards: Yes

2) Changes due to other reasons: None

(4) Number of issued shares (common stock)

1) Total number of issued shares at the end of the period (including treasury stock)

As of June 30, 2008	271,283,608 shares
As of March 31, 2008	271,283,608 shares

2) Number of treasury stock at the end of the period

As of June 30, 2008	4,010,184 shares
As of March 31, 2008	1,044,440 shares

3) Average number of shares during the period (cumulative from the beginning of the fiscal year)

For the first quarter of the fiscal year ended March 31, 2009	269,248,342 shares
For the first quarter of the fiscal year ended March 31, 2008	270,308,052 shares

* Proper use of the forecast of financial results, and other special directions

1. The forecast of consolidated financial results for the end of the second quarter and the full year announced on May 8, 2008 were revised in this document.
2. The forward-looking statements, including the forecast of financial results, contained in this document are based on information currently available to the Company and on certain assumptions deemed to be reasonable. Actual business results may differ substantially due to a number of factors. Please refer to the section of "3. Qualitative information regarding forecast of consolidated financial results of [Qualitative Information and Financial Statements] " on page 4 for the suppositions that form the assumptions for business results and cautions concerning the use of the forecast of financial results, as well as the specific figures of the forecast revision pertaining to 1. above.
3. Commencing with the current fiscal year, the "Accounting Standard for Quarterly Financial Reporting" (ASBJ [Accounting Standards Board of Japan] Statement No. 12) and the "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14) are applied. Also, quarterly consolidated financial statements are prepared in accordance with the "Regulation for Quarterly Consolidated Financial Statements."

[Qualitative Information and Financial Statements]

1. Qualitative Information Regarding Consolidated Results of Operations

The Japanese economy for the first quarter of the current year decelerated further due to galloping crude oil prices that depressed corporate earnings and slackened business investments. Across the globe, although we are witnessing continued growth in emerging countries, the slowdown of the European and U.S. economy was unabated due to sluggish consumer spending on the heels of the sub-prime mortgage crisis and soaring crude oil and raw material prices.

In this business environment, the Olympus Group's consolidated net sales for the first quarter, compared to the previous year, was ¥254,331 million (a decrease of 3.8%). The consolidated operating income figure was ¥17,544 million (down by 43.6%), the consolidated ordinary income figure was ¥12,698 million (down by 53.9%), due to worsening non-operating income and expenses caused by an increase in foreign currency exchange loss, and the net income for the quarter was ¥6,521 million (down by 63.0%), a figure attributable to the recording of ¥842 million in extraordinary losses and of ¥5,579 million in income taxes.

With respect to foreign currency exchange rates, compared to the previous year, rates against the euro remained roughly the same, however, the yen greatly appreciated against the U.S. dollar with average rates during the period at ¥104.55 per dollar and ¥163.43 per euro. These rates attributed to a ¥13,800 million decrease in net sales year on year.

Consolidated net sales for the Imaging Systems Business was ¥72,116 million (an 11.7% decrease over the previous year), while operating income was ¥9,766 million (down by 34.4%). Although the number of compact digital cameras and digital single-lens reflex cameras sold did not change from last year, revenues suffered due to a higher yen and a drop in unit prices. Operating income decreased due to lower revenue and higher raw material prices.

Consolidated net sales for the Medical Systems Business amounted to ¥90,154 million (a 14.8% increase over the previous year), while operating income amounted to ¥17,844 million (a 16.9% decrease over the previous year). The addition of the sales of Gyrus Group PLC, a British medical treatment device company subsidiarized in February of this year, resulted in an increase in sales in the surgical related business. Also, the core product high-resolution HDTV endoscope system sold well in Asia and Central and South America and favorable performance in Endo Therapy products, mainly guidewires and other pancreaticobiliary duct endotherapy devices, and surgical fields contributed to higher revenue. Operating income dropped as a result of an increase in depreciation costs due to the business integration with Gyrus and the stronger yen.

Consolidated net sales for the Life Sciences Business was ¥28,532 million (a 1.1% decrease over the previous year), while an operating loss of ¥265 million was recorded (compared to the operating income of ¥919 million in the previous year). In the micro-imaging (microscopes) field, revenue decreased due to a higher yen and lower sales in industrial microscopes attributable to constricted capital expenditures in the wake of an economic slowdown, however, in the diagnostic systems field, favorable results were witnessed in blood transfusion related products here in Japan and in the U.S. and sales expanded in biochemistry related products in Europe and Asia. An operating loss was recorded mainly due to exchange rates and an increase in R&D related investments in new products.

Consolidated net sales for the Information & Communication Business was ¥47,417 million (a 20.7% decrease over the previous year), while operating income showed ¥99 million (a 2.1% increase over the previous year). Net sales witnessed a decrease due to lower returns as a result of changes in the sales fee plans of telecommunications companiesinvolved in the cellular phone terminal sales, however, operating income retained its previous year level due to successful efforts at controlling business expenses.

Consolidated net sales for other business was ¥16,112 million (a 3.4% increase over the previous year) and an

operating loss of ¥3,308 million was recorded (compared to ¥544 million operating income in the previous year). Contributing factors leading to higher revenue were seen in the non-destructive testing equipment field, where robust sales in our highly functional phased array ultrasound testing devices were recorded mainly overseas, as well as in the information equipment field, which saw an increase in sales in high-speed ink jet printers. With regard to operating loss, we experienced a loss in profit due to a hike in amortization of goodwill of newly consolidated subsidiaries.

2. Qualitative Information Regarding Consolidated Financial Position

Total assets at the end of the first quarter of the current fiscal year were ¥1,398,243 million, up ¥39,894 million compared to the end of the previous year. Although there were increases of ¥13,055 million in cash and time deposits, ¥9,780 million in inventories and ¥4,013 million in "lease assets", due to the application of accounting treatments for consolidated subsidiaries in countries or regions other than Japan when drafting consolidated financial statements, notes and accounts receivable suffered a decrease of ¥7,370 million.

With respect to liabilities, short-term borrowings and "lease liabilities" due to the application of accounting treatments for consolidated subsidiaries in countries or regions other than Japan when drafting consolidated financial statements were up ¥35,729 million and ¥4,438 million, respectively. However, notes and accounts payable dropped by ¥11,974 million.

As for net assets, a decrease in shareholders' equity of ¥7,800 million was recorded due to the acquisition of ¥9,998 million worth of treasury stock as a means of returning profits to shareholders, in addition to fluctuations in surplus such as net income of ¥6,521 million and dividends from surplus of ¥5,405 million. On the other hand, because of an increase of ¥6,946 million in valuation and translation adjustments due to fluctuations in exchange rates and share prices, net assets were down ¥928 million compared to the end of the previous fiscal year and the equity ratio was 25.4%.

3. Qualitative Information Regarding Forecast of Consolidated Financial Results

Concerning the forecast for the first and second quarter cumulated consolidated results and year-end results, the Company revised its previous forecast on net assets as follows taking into consideration effects from global drops in unit prices of digital cameras and changes in sales fee plans of communications service providers involved in the cellular phone terminal sales. Please note that, with respect to operating income, ordinary income and net income, we do not predict any changes from the previously announced forecasts due to an expected fall in operating costs.

Exchange rates in the second quarter and beyond are expected to be ¥100 per U.S. dollar and ¥155 yen per euro and the average exchange rates for the entire year, a precondition for the forecast, are expected to be ¥101 yen per U.S. dollar and ¥157 per euro.

Second quarter ended September 30, 2008 (cumulative)

	Net sales	Operating income	Ordinary income	Net income
	(¥ million)	(¥ million)	(¥ million)	(¥ million)
Previous Forecast (A)	555,000	37,000	27,000	16,000
Revised forecast (B)	529,000	37,000	27,000	16,000
Increase (Decrease) (B-A)	(26,000)	–	–	–
Increase (Decrease) Ratio (%)	(4.7)	–	–	–

Fiscal year ended March 31, 2009

	Net sales	Operating income	Ordinary income	Net income
	(¥ million)	(¥ million)	(¥ million)	(¥ million)
Previous Forecast (A)	1,150,000	95,000	75,000	43,000
Revised forecast (B)	1,108,000	95,000	75,000	43,000
Increase (Decrease) (B-A)	(42,000)	–	–	–
Increase (Decrease) Ratio (%)	(3.7)	–	–	–

4. Others

(1) Significant changes of subsidiaries during period under review (affecting specific subsidiaries due to changes in scope of consolidation)

No items to report

(2) Application of simplified accounting as well as specific accounting for preparing the quarterly consolidated financial statements

1) Calculation of tax expense

The tax expense was calculated by first estimating the effective tax rate after the application of tax effect accounting with respect to income before provision for income taxes during the consolidated fiscal year including this first quarter and multiplying that rate by the quarterly income before provision for income taxes.

2) Inventory valuation method

With respect to the calculation of inventories at the end of the first quarter, physical inventories were omitted and a reasonable calculation method was employed based on the physical inventories at the end of the previous fiscal year.

In addition, concerning the lowering of the book value of inventories, only for those items whose drop in profitability became apparent was an estimate of net sale price made and book values lowered.

3) Fixed asset depreciation cost calculation method

Concerning assets for which the declining balance method is employed, depreciation costs for the first quarter are calculated pro rata from the depreciation cost for the entire fiscal year.

(3) Changes in accounting policies, procedures, and methods of presentation for preparing the quarterly consolidated financial statements

1) Application of accounting standards concerning quarterly financial statements

Commencing with the current fiscal year, the "Accounting Standard for Quarterly Financial Reporting" (ASBJ [Accounting Standards Board of Japan] Statement No. 12, March 14, 2007) and the "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14, March 14, 2007) are applied. Also, quarterly consolidated financial statements are prepared in accordance with the "Regulation for Quarterly Consolidated Financial Statements."

2) Application of accounting standards concerning the valuation of inventories

In the past, inventories were stated mainly using the lower of cost (first-in first-out) or market method. As the Accounting Standard for Measurement of Inventories (ASBJ Statement No. 9, July 5, 2006) was applied from the first quarter under review, inventories are mainly stated at the cost (first-in first-out) (for the value stated on the balance sheet, the book value is indicated based on the decreased profitability). The impact of this change on gains or losses is immaterial.

3) Application of the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements"

Commencing with this first quarter, the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (PITF Practical Solution No. 18, ASBJ, May 17, 2006) is applied, and necessary amendments for consolidated financial statements are made.

4) Application of accounting standards concerning lease transactions

Before the change, the accounting treatment for finance lease transactions not involving the transfer of ownership followed mutatis mutandis the method for operating lease transactions, but now after the application of the "Accounting Standard for Lease Transactions" (ASBJ Statement No. 13; Business Accounting Council Committee No. 1, June 17, 1993; revised March 30, 2007) and the "Guidance on Accounting Standard for Lease Transactions" (ASBJ Guidance No. 16; the Japanese Institute of Certified Public Accountants, Accounting Committee, January 18, 1994; revised March 30, 2007) are allowed starting from the quarterly consolidated financial statements related to the fiscal year beginning April 1, 2008 or later, the Company applies these standard and guidance from this first quarter, and the accounting treatment for such transactions follows the method for ordinary purchase and sales transactions. Meanwhile, depreciation of leased assets pertaining to finance lease transactions not involving the transfer of ownership is computed on a straight-line method over the lease period as useful life without residual value. The impact of this change on gains or losses is immaterial.

5. Consolidated Financial Statements

(1) Consolidated balance sheets

(Millions of yen)

	As of June 30, 2008	As of March 31, 2008 (Summary)
ASSETS		
Current assets		
Cash and time deposits	171,336	158,281
Notes and accounts receivable	186,185	193,555
Marketable securities	200	3
Merchandise	11,728	10,928
Finished goods	61,486	54,301
Raw materials	19,797	18,989
Work in process	27,593	26,606
Others	87,025	83,751
Allowance for doubtful accounts	(4,060)	(3,109)
Total current assets	561,290	543,305
Fixed assets		
Property, plant and equipment		
Buildings and structures	62,494	61,305
Machinery and equipment	18,149	18,350
Tools, furniture and fixtures	49,486	42,692
Land	21,358	21,291
Lease assets	4,013	–
Construction in progress	9,460	6,398
Total tangible fixed assets	164,960	150,036
Intangible fixed assets		
Goodwill	305,695	299,800
Others	97,867	104,230
Total intangible fixed assets	403,562	404,030
Investments and other assets		
Investment securities	198,826	193,843
Others	70,021	67,550
Allowance for doubtful accounts	(416)	(415)
Total investments and other assets	268,431	260,978
Total fixed assets	836,953	815,044
Total assets	1,398,243	1,358,349

(Millions of yen)

	As of June 30, 2008	As of March 31, 2008 (Summary)
LIABILITIES		
Current liabilities		
Notes and accounts payable	71,628	83,602
Short-term borrowings	374,516	338,787
Current maturities of bonds	35,218	35,201
Income taxes payable	10,875	14,121
Warranty reserve	10,848	10,141
Other reserves	90	133
Others	190,992	180,469
Total current liabilities	694,167	662,454
Long-term liabilities		
Long-term bonds, less current maturities	105,497	105,397
Long-term borrowings, less current maturities	175,478	177,371
Severance and retirement allowance	12,019	10,317
Other reserves	556	574
Others	43,578	34,360
Total long-term liabilities	337,128	328,019
Total liabilities	1,031,295	990,473
NET ASSETS		
Shareholders' equity		
Common stock	48,332	48,332
Capital surplus	73,049	73,049
Retained earnings	240,042	237,817
Treasury stock at cost	(12,659)	(2,634)
Total shareholders' equity	348,764	356,564
Valuation and translation adjustments		
Net unrealized holding gains on securities	9,966	6,320
Deferred gains or losses on hedges	(1,032)	34
Foreign currency translation adjustment	(2,201)	(6,567)
Total valuation and translation adjustments	6,733	(213)
Minority interests	11,451	11,525
Total net assets	366,948	367,876
Total liabilities and net assets	1,398,243	1,358,349

(2) Consolidated statement of income

	(Millions of yen)
	First quarter ended June 30, 2008 (From April 1, 2008 to June 30, 2008)
Net sales	254,331
Costs of sales	129,067
Gross profit	125,264
Selling, general and administrative expenses	107,720
Operating income	17,544
Non-operating income	
Interest income	945
Dividends income	513
Others	1,380
Total non-operating income	2,838
Non-operating expenses	
Interest expenses	3,185
Foreign currency exchange loss	2,246
Others	2,253
Total non-operating expenses	7,684
Ordinary income	12,698
Extraordinary losses	
Losses on valuation of investment securities	842
Total extraordinary losses	842
Income before provision for income taxes	11,856
Income taxes	5,579
Minority interests	(244)
Net income	6,521

Commencing with the current fiscal year, the "Accounting Standard for Quarterly Financial Reporting" (ASBJ [Accounting Standards Board of Japan] Statement No. 12) and the "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14) are applied. Also, quarterly consolidated financial statements are prepared in accordance with the "Regulation for Quarterly Consolidated Financial Statements."

(3) Notes on premise of going concern

No items to report

(4) Segment information

a. Segment information by type of business

First quarter of the fiscal year ended March 31, 2009 (from April 1, 2008 to June 30, 2008)

(Millions of yen)

	Imaging Systems	Medical Systems	Life Sciences	Information & Communi-cation	Others	Total	Elimination or Unallocation	Consolidated
Net sales								
(1) Sales to outside customers	72,116	90,154	28,532	47,417	16,112	254,331	–	254,331
(2) Internal sales of transfer among segments	27	11	63	–	146	247	(247)	–
Total	72,143	90,165	28,595	47,417	16,258	254,578	(247)	254,331
Operating income (or operating loss)	9,766	17,844	(265)	99	(3,308)	24,136	(6,592)	17,544

Notes: 1. Method of segmentation of business

Businesses established based on product line are segmented taking into consideration similarities in sales markets.

2. The main products for each business

(1) Imaging Systems: Digital cameras, Voice recorders

(2) Medical Systems: Medical endoscopes, Surgical endoscopes, Endo Therapy products, Ultrasound endoscopes

(3) Life Sciences: Blood analyzer (clinical chemistry analyzer), Biological microscopes, Industrial microscopes

(4) Information & Communication: Sales of mobile terminals including mobile handsets, Mobile solution, Mobile content services, Development and sales of business package software, Sales of network infrastructure systems, Sales of semiconductor devices and electric equipment

(5) Others: Industrial endoscopes, Non-destructive testing equipment, Printers, Bar code data processing equipment, System development, etc.

b. Segment information by region

First quarter of the fiscal year ended March 31, 2009 (from April 1, 2008 to June 30, 2008)

(Millions of yen)

	Japan	North America	Europe	Asia	Total	Elimination or Unallocation	Consolidated
Net sales							
(1) Sales to outside customers	96,427	62,611	74,611	20,682	254,331	–	254,331
(2) Internal sales or transfer among segments	74,893	1,931	4,494	25,774	107,092	(107,092)	–
Total	171,320	64,542	79,105	46,456	361,423	(107,092)	254,331
Operating income	11,770	2,985	5,160	2,896	22,811	(5,267)	17,544

Notes: 1. Countries and regions are segmented by geographical proximity.

2. Major countries and regions other than Japan are as follows:

(1) North America: USA, Canada, Mexico, and Brazil

(2) Europe: Germany, UK, France, etc.

(3) Asia: Singapore, Hong Kong, China, Korea, Australia, etc.

c. Overseas sales

First quarter of the fiscal year ended March 31, 2009 (from April 1, 2008 to June 30, 2008)

(Millions of yen)

	North America	Europe	Asia	Others	Total
I. Overseas sales	57,208	75,349	31,692	6,072	170,321
II. Consolidated sales					254,331
III. Percentage of overseas sales in consolidated sales (%)	22.5	29.6	12.5	2.4	67.0

Notes: 1. Overseas sales refer to the sales of the Company and its consolidated subsidiaries in countries or regions other than Japan.

2. Regions are segmented by geographical proximity.

3. Major countries and regions other than Japan are as follows:

(1) North America: USA, Canada

(2) Europe: Germany, UK, France, etc.

(3) Asia: Singapore, Hong Kong, China, Korea, Australia, etc.

(4) Others: Central and South America, Africa, etc.

(5) Notes on significant changes in the amount of shareholders' equity

The Company, at a meeting of its Board of Directors on May 8, 2008, resolved to repurchase of its own shares in order to increase shareholders' returns and to implement more flexible capital policies in accordance with changes of business environment under Article 156 of the Company Law as applied pursuant to Article 165, Paragraph 3 of the Company Law. The repurchase was implemented as follows:

1. Class of shares: Common stock
2. Total number of shares repurchased: 2,958,000 shares
3. Total cost of repurchase: 9,998 million yen
4. Period of repurchase: From May 9, 2008 to June 20, 2008
5. Method of repurchase: Purchase in the market through a trust bank

(6) Significant subsequent event

In accordance with a resolution of the Board of Directors, at a meeting held on July 4, 2008, the Company has issued its 20th unsecured straight bond (limited to eligible institutional investors) and its 21st unsecured straight bond (limited to eligible institutional investors) on July 16, 2008 for the purpose of appropriation to business funds. An overview is provided below.

1. 20th unsecured straight bond

   Total issuance: 20,000 million yen

   Interest Rate: annual 1.58 %

   Redemption date: July 16, 2013

2. 21st unsecured straight bond

   Total issuance: 25,000 million yen

   Interest Rate: annual 2.15 %

   Redemption date: July 13, 2018

Reference:

Consolidated Financial Statements, etc. for the First Quarter Ended June 30, 2007

(1) (Summary) Consolidated statement of income

(Millions of yen)

Items	For the first quarter ended June 30, 2007
Net Sales	264,418
Cost of sales	140,090
Gross profit	124,328
Selling, general and administrative expenses	93,195
Operating income	31,133
Non-operating income	2,226
Interest income	911
Others	1,315
Non-operating expenses	5,794
Interest expenses	3,176
Net loss of investment in affiliated companies carried on the equity method	305
Foreign currency exchange loss	1,213
Others	1,100
Ordinary income	27,565
Extraordinary gains	2,323
Extraordinary losses	–
Income before provision for income taxes	29,888
Income taxes	12,144
Minority interests	100
Net income	17,644

(2) Segment information

a. Segment information by type of business

First quarter of the fiscal year ended March 31, 2008 (from April 1, 2007 to June 30, 2007)

(Millions of yen)

	Imaging Systems	Medical Systems	Life Sciences	Information & Communi-cation	Others	Total	Elimination or Unallocation	Consolidated
Net sales								
(1) Sales to outside customers	81,678	78,554	28,839	59,766	15,581	264,418	–	264,418
(2) Internal sales of transfer among segments	156	11	58	–	80	305	(305)	–
Total	81,834	78,565	28,897	59,766	15,661	264,723	(305)	264,418
Operating income (or operating loss)	14,880	21,469	919	97	544	37,909	(6,776)	31,133

Notes: 1. Method of segmentation of business

Businesses established based on product line are segmented taking into consideration similarities in sales markets.

2. The main products for each business

(1) Imaging Systems: Digital cameras, Voice recorders

(2) Medical Systems: Medical endoscopes, Surgical endoscopes, Endo Therapy products, Ultrasound endoscopes

(3) Life Sciences: Blood analyzer (clinical chemistry analyzer), Biological microscopes, Industrial microscopes

(4) Information & Communication: Sales of mobile terminals including mobile handsets, Development and sales of business package software, Mobile resolution, Mobile content services, Sales of network infrastructure systems, Sales of semiconductor devices and electric equipment

(5) Others: Industrial endoscopes, Non-destructive testing equipment, Printers, Bar code data processing equipment, System development, etc.

b. Segment information by region

First quarter of the fiscal year ended March 31, 2008 (from April 1, 2007 to June 30, 2007)

(Millions of yen)

	Japan	North America	Europe	Asia	Total	Elimination or Unallocation	Consolidated
Net sales							
(1) Sales to outside customers	110,690	62,399	68,819	22,510	264,418	–	264,418
(2) Internal sales or transfer among segments	82,124	2,338	3,866	27,088	115,416	(115,416)	–
Total	192,814	64,737	72,685	49,598	379,834	(115,416)	264,418
Operating income	26,580	5,180	3,949	3,622	39,331	(8,198)	31,133

Notes: 1. Countries and regions are segmented by geographical proximity.

2. Major countries and regions other than Japan are as follows:

(1) North America: USA, Canada, Mexico, and Brazil

(2) Europe: Germany, UK, France, etc.

(3) Asia: Singapore, Hong Kong, China, Korea, Australia, etc.

c. Overseas sales

First quarter of the fiscal year ended March 31, 2008 (from April 1, 2007 to June 30, 2007)

(Millions of yen)

	North America	Europe	Asia	Others	Total
I. Overseas sales	57,562	69,781	33,478	6,530	167,351
II. Consolidated sales					264,418
III. Percentage of overseas sales in consolidated sales (%)	21.8	26.3	12.7	2.5	63.3

Notes: 1. Overseas sales refer to the sales of the Company and its consolidated subsidiaries in countries or regions other than Japan.

2. Regions are segmented by geographical proximity.

3. Major countries and regions other than Japan are as follows:

(1) North America: USA, Canada

(2) Europe: Germany, UK, France, etc.

(3) Asia: Singapore, Hong Kong, China, Korea, Australia, etc.

(4) Others: Central and South America, Africa, etc.

Olympus Corporation
and
Consolidated Subsidiaries

FINANCIAL RESULTS
For the First Quarter ended June 30, 2008

Table of Contents

Cautionary Statements with respect to Forward-Looking Statements

This report contains forward-looking statements that reflect management's current views, plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Olympus's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

Consolidated Statements of Income

(Millions of Yen)

	For the First Quarter ended June 30 2007	Proportion (%)	For the First Quarter ended June 30 2008	Proportion (%)	Growth (%)	For the year ended March 31 2008	Proportion (%)
Net Sales	264,418	100.0%	254,331	100.0%	-3.8%	1,128,875	100.0%
Cost of Sales	140,090	53.0%	129,067	50.7%		619,396	54.9%
Gross Profit	124,328	47.0%	125,264	49.3%	0.8%	509,479	45.1%
S.G.A. Expenses	93,195	35.2%	107,720	42.4%		396,856	35.1%
Operating Income	31,133	11.8%	17,544	6.9%	-43.6%	112,623	10.0%
Other Income	2,226		2,838			8,983	
Other Expenses	5,794		7,684			28,521	
Extraordinary Item	2,323		-842			1,527	
Income Before Provision for Income Taxes	29,888	11.3%	11,856	4.7%	-60.3%	94,612	8.4%
Provision for Income Taxes	12,144		5,579			36,760	
Minority Interests	100		-244			-117	
Net Income	17,644	6.7%	6,521	2.6%	-63.0%	57,969	5.1%

(Note)

Above consolidated statements of income are based on Japanese GAAP. Therefore, this information has some differences as to description from financial statements in annual report based on U.S. GAAP.

Sales and Opaerating Income by Business Segment

(Millions of Yen)

			For the first quarter ended June 30 2007	Composition Ratio (%)	For the first quarter ended June 30 2008	Composition Ratio (%)	Growth (%)	For the fiscal year ended March 31 2008	Composition Ratio (%)
Imaging	Net Sales	Domestic	10,016		8,891		-11.2%	38,410	
		Overseas	71,662		63,225		-11.8%	282,179	
		Total	81,678	30.9%	72,116	28.4%	-11.7%	320,589	28.4%
	Operating Income		14,880	18.2%	9,766	13.5%		33,086	10.3%
Medical	Net Sales	Domestic	16,372		16,424		0.3%	75,257	
		Overseas	62,182		73,730		18.6%	278,012	
		Total	78,554	29.7%	90,154	35.5%	14.8%	353,269	31.3%
	Operating Income		21,469	27.3%	17,844	19.8%		98,420	27.9%
Life Science	Net Sales	Domestic	5,782		4,659		-19.4%	29,590	
		Overseas	23,057		23,873		3.5%	101,856	
		Total	28,839	10.9%	28,532	11.2%	-1.1%	131,446	11.6%
	Operating Income		919	3.2%	-265	-0.9%		6,990	5.3%
Information and Communication	Net Sales	Domestic	56,795		45,332		-20.2%	241,062	
		Overseas	2,971		2,085		-29.8%	13,250	
		Total	59,766	22.6%	47,417	18.6%	-20.7%	254,312	22.5%
	Operating Income		97	0.2%	99	0.2%		3,001	1.2%
Others	Net Sales	Domestic	8,102		8,704		7.4%	35,908	
		Overseas	7,479		7,408		-0.9%	33,351	
		Total	15,581	5.9%	16,112	6.3%	3.4%	69,259	6.2%
	Operating Income		544	3.5%	-3,308	-20.5%		917	1.3%
Elimination or corporate	Operating Income		-6,776	-	-6,592	-		-29,791	-
Total	Net Sales	Domestic	97,067		84,010		-13.5%	420,227	
		Overseas	167,351		170,321		1.8%	708,648	
		Total	264,418	100.0%	254,331	100.0%	-3.8%	1,128,875	100.0%
	Operating Income		31,133	11.8%	17,544	6.9%		112,623	10.0%

(Note)

(1) Percentage in Operating Income's section is Operating Income Ratio to Net Sales.

(2) Each segment contains following products.

Imaging Systems Business	*Digital cameras, Voice Recorders*
Medical Systems Business	*Medical endoscopes, Surgical endoscopes, EndoTherapy devices, Ultrasound endoscopes*
Life Science Business	*Diagnostic systems, Biological microscopes, Industrial microscopes*
Information and Communication Business	*Mobile terminals, Mobile solutions, Mobile content services, Network infrastructure systems, Development and sales of business package software, Semiconductor devices, Electric equipment*
Others	*Industrial endoscopes, Non-destructive testing (NDT) equipment, Printers, Bar code data processing equipment, Software development, etc.*

Consolidated Balance Sheets

(Millions of Yen)

	June 30 2007	June 30 2008	March 31 2008	Variance
Current Assets	579,363	561,290	543,305	17,985
Cash and time deposits	178,830	171,336	158,281	13,055
Notes and accounts receivable	179,219	186,185	193,555	-7,370
Marketable securities	43,283	200	3	197
Inventories	103,964	120,604	110,824	9,780
Deferred income taxes	33,388	38,622	36,719	1,903
Other current assets	44,336	48,403	47,032	1,371
Allowance for doubtful accounts	-3,657	-4,060	-3,109	-951
Fixed Assets	538,487	836,953	815,044	21,909
Tangible Assets	145,957	164,960	150,036	14,924
Buildings and structures	65,346	62,494	61,305	1,189
Machinery and equipment	17,891	18,149	18,350	-201
Tools, dies, furniture and fixtures	39,650	49,486	42,692	6,794
Land	22,092	21,358	21,291	67
Leased asset	—	4,013	—	4,013
Construction in progress	978	9,460	6,398	3,062
Intangible Assets	102,708	403,562	404,030	-468
Goodwill	81,565	305,695	299,800	5,895
Others	21,143	97,867	104,230	-6,363
Investments and Other Assets	289,822	268,431	260,978	7,453
Investment securities	226,387	198,826	193,843	4,983
Deferred income taxes	9,856	12,410	9,665	2,745
Others	54,123	57,611	57,885	-274
Allowance for doubtful accounts	-544	-416	-415	-1
Total Assets	1,117,850	1,398,243	1,358,349	39,894

(Millions of Yen)

	June 30 2007	June 30 2008	March 31 2007	Variance
Current Liabilities	414,512	694,167	662,454	31,713
Notes and accounts payable	91,953	71,628	83,602	-11,974
Short-term borrowings	155,336	374,516	338,787	35,729
Current maturities of bonds	98	35,218	35,201	17
Accrued expenses	80,395	85,937	82,467	3,470
Income taxes payable	11,338	10,875	14,121	-3,246
Warranty reserve	9,107	10,848	10,141	707
Other current liabilities	66,285	105,145	98,135	7,010
Long-term Liabilities	336,494	337,128	328,019	9,109
Long-term bonds, less current maturities	140,468	105,497	105,397	100
Long-term borrowings, less current maturities	172,122	175,478	177,371	-1,893
Severance and retirement allowance	9,795	12,122	10,317	1,805
Other non-current liabilities	14,109	44,031	34,934	9,097
Net Assets	366,844	366,948	367,876	-928
Owners' Equity	321,299	348,764	356,564	-7,800
Common stock	48,332	48,332	48,332	—
Capital surplus	73,049	73,049	73,049	—
Retained earnings	202,278	240,042	237,817	2,225
Treasury stock, at cost	-2,360	-12,659	-2,634	-10,025
Valuation and Translation Adjustments	33,093	6,733	-213	6,946
Net unrealized holding gains on securities	17,298	9,966	6,320	3,646
Deferred losses on hedges	-565	-1,032	34	-1,066
Foreign currency translation adjustments	16,360	-2,201	-6,567	4,366
Minority Interests	12,452	11,451	11,525	-74
Liabilities and Net Assets	1,117,850	1,398,243	1,358,349	39,894

(Note)

Above consolidated balance sheets are based on Japanese GAAP. Therefore, this information has some differences as to description from financial statements in annual report based on U.S. GAAP.

Forecast For the Fiscal Year Ending March 31, 2008

We have revised our forecast as stated below:

(Millions of Yen)

Forecast for the Half Year Ending September 30, 2008

	Previous Forecast as of May 8, 2008		Current Forecast as of Aug.1, 2008
Net Sales	555,000	→	529,000
Operating Income	37,000	→	37,000
Net Income	16,000	→	16,000

Forecast for the Fiscal Year Ending March 31, 2009

	Previous Forecast as of May 8, 2008		Current Forecast as of Aug.1, 2008
Net Sales	1,150,000	→	1,108,000
Operating Income	95,000	→	95,000
Net Income	43,000	→	43,000

	Previous Forecast as of May 8, 2008		Current Forecast as of Aug.1, 2008
<Averaged Foreign Exchange Rate>			
Yen / US Dollar	100	→	101
Yen / Euro	155	→	157

MICRO
FOURTHIRDS

August, 5, 2008

Olympus Imaging and Panasonic announce new Micro Four Thirds System standard

Olympus Imaging Corporation (Olympus Imaging) and Matsushita Electric Industrial Co., Ltd. (Panasonic) today announced joint development of technologies and devices for the "Micro Four Thirds System standard," a new standard that extends the benefits of the Four Thirds System standard for interchangeable lens type digital camera systems by enabling dramatic reductions in size and weight. Under the terms of an agreement between the two companies, they will work jointly toward commercial production of significantly lighter and more compact interchangeable lens type digital camera systems.

The global market for interchangeable lens type digital SLR cameras is growing steadily, but still only accounts for a 7% share of the total digital camera market. Considering the much larger share held by interchangeable lens type SLR camera systems when film was the dominant imaging medium, it seems that there is still ample room for sales growth in the category. But compact digital cameras continue to offer an expanding range of features and performance, and market surveys indicate that customers choose compact models because they find digital SLR cameras to be "big, heavy, and difficult to operate."

Recognizing this market trend, Olympus Imaging and Panasonic have introduced products based on the Four Thirds System standard, and have led the industry in bringing features such as Live View and contrast-detection autofocusing systems to interchangeable lens type digital camera systems.

Now, Olympus Imaging and Panasonic are expanding the potential of the Four Thirds System standard even further, enabling the development of radically more compact and lightweight interchangeable lens type digital camera systems based on the Micro Four Thirds System standard. Together with the existing range of Four Thirds System products, the new range of Micro Four Thirds System products will enable customers to enjoy true interchangeable lens type digital camera system performance.

When compared to the Four Thirds System standard, the primary distinguishing characteristics of the Micro Four Thirds System standard are:

1) Approximately 50% shorter flangeback distance (mount-to-sensor distance)

2) 6mm smaller lens mount outer diameter

3) Electrical contacts in mount increased from 9 to 11

* *Image sensor diagonal dimensions are the same for both Four Thirds System and Micro Four Thirds System standards.*

The Micro Four Thirds System enables users to enjoy the high image quality benefits of the Four Thirds System's 4/3-type image sensor in a much more compact camera body, and also take advantage of significantly more compact lenses, particularly in the wide-angle and high-power zoom range. The Four Thirds System offers compact, lightweight performance, and the new Micro Four Thirds System will take this even further by making it possible to develop ultra-compact interchangeable lens type digital camera systems unlike anything seen before. The new Micro Four Thirds System also incorporates a greater number of lens-mount electrical contacts, enabling support for new features and increased system functionality in the future.

In addition, users will be able to mount their existing Four Thirds System lenses on Micro Four Thirds System bodies via an adapter.

Moving forward, Olympus Imaging and Panasonic will jointly develop relevant technologies and devices for both Four Thirds System and Micro Four Thirds System standards, and will develop and introduce standards-compliant products in accordance with their respective business strategies.

While continuing to develop Four Thirds System interchangeable lens type digital camera system products, Olympus Imaging will also develop a range of Micro Four Thirds System lenses and accessories, and Micro Four Thirds System camera bodies that are even smaller and slimmer than the light, compact, and widely acclaimed Olympus E-410 and E420.

While continuing to develop Four Thirds System interchangeable lens type digital camera system products, Panasonic will also develop a new generation of compact, lightweight, interchangeable lens type digital camera system products, including ultra-portable camera bodies, interchangeable lenses, and related system accessories.

About the Four Thirds System Standard

The Four Thirds System standard defines design and development standards for interchangeable lens type digital camera systems that fully realize the performance potential of digital technology. Four Thirds System cameras utilize a 4/3-type image sensor that delivers the high image quality expected of interchangeable lens type digital camera systems in a form factor that assures outstanding mobility. The Four Thirds System standard is an open standard that enables bodies and lenses produced by participating manufacturers to exchange information and be used interchangeably with one another.

Media contact:

Olympus Imaging Corp.
Marketing Support Department
Phone: +81-3-3340-4687 Fax: +81-3-6901-3608

Matsushita Electric Industrial Co., Ltd. (Panasonic)
International PR
Phone: +81-3-3578-1237 Fax: +81-3-3436-6766

Panasonic News Bureau
Phone: +81-3-3542-6205 Fax: +81-3-3542-9018

August 18, 2008

Olympus Wins EISA Awards for the E-3 Interchangeable-Lens-Type Digital SLR Camera and the μ1030SW Compact Digital Camera

Olympus Imaging Corporation (President: Masaharu Okubo) is pleased to announce that it has received two 2008-2009 EISA Awards. The E-3 Interchangeable-Lens-Type Digital SLR Camera was the top selection of the "European Advanced Camera" category, and the μ 1030SW Compact Digital Camera won in the in the "European Ultra Compact Camera" category.

The European Imaging & Sound Association (EISA) is an organization representing 50 leading camera, imaging and audio magazines in 20 European countries. Each year it selects outstanding products and technologies from a wide spectrum of audiovisual product categories.

- **E-3 Interchangeable-Lens-Type Digital SLR Camera**
  Winner of the *European Advanced Camera 2008-2009* award

The E-3 is the flagship of Olympus's line of interchangeable-lens digital SLR cameras. It features the world's fastest AF* with 11-Points-Full Twin Cross Sensor, an Image Stabilization mechanism with a compensation range up to 5 EV steps**, excellent picture quality thanks to an advanced 10.1-megapixel High-Speed Live MOS Sensor and the "TruePic III" image processing engine, and high reliability with a splash- and dust-proof magnesium alloy body.
EISA cited the following reasons for naming the E-3 as the winner of this award:
"The Olympus E-3 is a comfortable (but robust) camera that offers a high level of protection against water and dust. It provides very effective image stabilization, dust removal and a Live View function on the articulated LCD screen, but most importantly, its image quality and ease of use are very impressive. The Olympus E-3 is perfectly suited for professional demands."(EISA)

* Among digital SLR cameras available as of October 17, 2007.When the ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD lens is used with the E-3 at a focal length of 60mm(120mm: 35mm equivalent).Based on Olympus's in-house measurement conditions.
** Based on Olympus in-house testing.


OLYMPUS

Interchangeable Lens Type Digital SLR Camera "E-3"


EISA AWARD
Best Product
2008-2009
ADVANCED CAMERA
Olympus E-3

The "European Advanced Camera 2008-2009" award

■ **µ 1030SW Compact Digital Camera**
Winner of the *European Ultra Compact Camera 2008-2009* award

The µ 1030SW is a compact digital camera that features both a stylish design and robust, shock-resistant construction that makes it tough enough to withstand being dropped from a height of 2.0 meters*, waterproof** to a depth of 10 meters, and highly resistant to dust***. With its easy operation, outstanding performance, and rugged design, the µ1030SW makes it easy to take pictures anywhere, indoors or out, and even in places where taking pictures was previously difficult.
The EISA judging panel's comments were as follows.
*"The Olympus µ 1030SW is one of the most interesting compact cameras of recent years. The camera combines good photographic performance with physical endurance in a variety of everyday situations. It is water resistant as well as shock or drop resistant. The µ 1030SW's most impressive features include its excellent metering, the accurate colour rendering and the fact that it is the first camera**** to incorporate an internal zoom with a focal length starting at 28mm (equivalent). The camera performs well even in low light, and in high-contrast conditions where other compact models usually overexpose the sky."*(EISA)

* Based on Olympus in-house testing.
** waterproof equivalent to IEC Standard Publication and 6059 IPX8(Based on Olympus in-house testing).
*** dustproof capability equivalent to IEC Standard Publication 6059 IP6X(Based on Olympus in-house testing).
**** Among compact digital cameras equipped with folding-type zoom lens unit.



µ 1030SW

The "European Ultra Compact Camera 2008-2009"

For Further Information, please contact

Olympus Imaging Corp. SLR Business Div. Marketing Support Dept.
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-4687 Fax:+81-3-6901-3608
Olympus Home Page: http://www.olympus.co.jp/en/
Olympus Imaging Home Page: http://asia.olympus-global.com/imsg/

OLYMPUS®

Your Vision, Our Future

Annual Report 2008

Exhibit A-5


OPTO-DIGITAL TECHNOLOGY

Olympus' Origins: The Creation of Value Expected by Society

CONTENTS:

Olympus' Mission

Based on its "Social IN" management philosophy of realizing people's healthier and more fulfilling lives, Olympus conducts diverse business activities that mainly focus on its core competencies in Opto-Digital Technology. To give specific examples, the Medical Systems Business addresses the early detection and treatment of cancer and has realized advanced minimally invasive procedures, while the Life Science Business also fulfills a vital mission for society, ranging from the clarification of life processes to next-generation health care. Considering R&D activity as its value development, Olympus will increase its corporate brand by nurturing new value to meet society's expectations.


OLYMPUS
LUMINE

Essential Realities, Conveyed by Images



An issue that is key to the enhancement of productivity at Olympus is increasing the Company's market share of digital single-lens reflex (SLR) cameras. In the fiscal year ended March 31, 2008, Olympus launched three new models, including its flagship E-3, which was expressly designed for the professional, the E-410 and the E-510. With the world's fastest autofocus function and built-in image stabilization systems, these products display their superiority in the market. These achievements have set a milestone in the history of Olympus SLR cameras.

Olympus also commemorated the third year of its "Global Warming Witness – Mitsuaki Iwago Special" web site that makes people aware of the critical state of global warming. For his third expedition in 2008, photographer Mitsuaki Iwago took pictures in Shiretoko, a UNESCO World Heritage Site in Hokkaido, Japan. Using an E-3, Iwago took high-quality pictures of a well-balanced ecosystem to convey the real situation on Earth. Drastic changes in the global environment could have serious consequences for our livelihoods and for all life on the planet. Keenly focusing on environmental preservation, Olympus is working to fulfill its social responsibility as a global company.*

** http://www.olympus.co.jp/en/gww/*



E-3



E-420

Photograph taken by Mitsuaki Iwago using an Olympus E-3 camera fitted with a Zuiko Digital ED 300mm, F2.8 .



FINANCIAL HIGHLIGHTS

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	**2008**
Net sales	**¥1,128,875**	¥1,061,786	¥978,127	**$10,751,190**
Operating income	**112,623**	98,729	62,523	**1,072,600**
Net income	**57,969**	47,799	28,564	**552,086**
Total assets	**1,358,349**	1,091,800	976,132	**12,936,657**
Equity	**356,351**	334,210	290,656	**3,393,819**
Equity ratio (%)	**26.2**	30.6	29.8	—
Capital expenditures	**50,070**	44,696	44,444	**476,857**
R&D expenditures	**65,928**	55,531	45,935	**627,886**
Operating income ratio (%)	**10.0**	9.3	6.4	—
Earnings per share (yen)	**214.48**	176.79	105.99	**2.04**
Cash dividends per share (yen)	**40.00**	35.00	22.00	**0.38**
Return on equity (%)	**16.8**	15.3	10.7	—
Net income to total assets (%)	**4.7**	4.6	3.1	—

Note: The U.S. dollar amounts have been translated from yen, for the convenience of the reader, at the rate of ¥105.00=US$1.00

Net Sales
(Millions of yen)



978,127
1,061,786
1,128,875
06
07
08

Operating Income / Operating Income Ratio
(Millions of yen / %)



62,523
98,729
112,623
6.4
9.3
10.0
06
07
08

□ Operating income ratio (%)

Net Income / Net Income Ratio
(Millions of yen / %)



28,564
47,799
57,969
2.9
4.5
5.1
06
07
08

□ Net income ratio (%)

A MESSAGE FROM THE PRESIDENT

> For the fiscal year ended March 31, 2008, consolidated net sales for the Olympus Group increased for the 14th consecutive year and marked record-high net sales. Of particular note, Olympus achieved, ahead of schedule, its ¥100-billion operating income target, which under the Corporate Strategic Plan (2006 CSP) had originally been set for the fiscal year ending March 31, 2009. This was owing to the following key measures, all of which have been undertaken during my time as president: (1) departure from an endoscope-dependent business operation; (2) establishment of a sustainable earnings structure in the Imaging Systems Business; (3) creation of new businesses; (4) reform of production structure; and (5) enhancement of corporate brand value. The efforts that have gone into these measures are steadily bearing fruit.

Overview of Fiscal 2008

> Olympus recorded consolidated net sales of ¥1,128.9 billion in fiscal 2008, up 6.3% compared with the previous fiscal year. This was attributable to robust sales in the Imaging Systems and Medical Systems Businesses. In the Imaging Systems Business, Olympus released three new digital single-lens reflex (SLR) cameras, including its flagship E-3 model.

In the Medical Systems Business, sales of endoscope systems that enable observation using specific light spectra, surgical endoscopes and endotherapy devices were strong both in Japan and overseas, contributing to the overall sales increase.

On the earnings front, revenue and business efficiency increased in the Imaging Systems Business through cost reduction activities. In addition, brisk sales of mainstay Medical Systems Business products in Europe and North America contributed to Olympus setting record highs in operating income and net income.

In light of these results, Olympus raised its annual dividend for the third consecutive year. In connection with this, Olympus acquired treasury stock of approximately ¥10 billion to return profits to its shareholders.

Imaging Systems Business: Reinforced Earnings Capabilities

> The Imaging Systems Business recorded increases in both revenue and earnings for the second consecutive year. These increases stemmed from the strenuous efforts made to reinforce the digital camera and optical component businesses and to streamline business operations, based on profit-oriented structural reforms that date back to fiscal 2006.



Tsuyoshi Kikukawa, President

Under its Corporate Strategic Plan, Olympus has continuously raised its management quality and awareness to acquire appropriate capabilities as a value creation company. To that end, Olympus marked record-high net sales and profit in the fiscal year ended March 31, 2008.

Sales of digital SLR cameras grew year on year, reflecting the successful boost to Olympus' market presence achieved by releasing three new products, ranging from entry-level to professional models. We also launched unique digital compact cameras with excellent waterproof and shock resistance to gain a competitive edge. Together with these developments, our structural reforms, including the establishment of product and operational platforms by focusing on thorough inventory control and the use of common parts and components from the development phase, achieved favorable results.

In the fiscal year ending March 31, 2009, Olympus anticipates decreased revenue and earnings due to the impact of the strong yen. However, we expect digital camera and optical component sales volume to increase. In the medium term, we aim to enhance overseas sales of digital compact cameras and increase our share of the digital SLR camera market. Simultaneously, we will vigorously push ahead with the profit-oriented reforms to our management structure.

Medical Systems Business: Expanding to Offer Full Coverage, from Early Detection to Treatment

In fiscal 2008, the Medical Systems Business recorded increased revenue and earnings due to robust sales—both in Japan and overseas—of endoscope systems that enable observation using specific light spectra, surgical endoscopes and endotherapy devices. Our mission in this business is to overcome social issues surrounding the early detection and treatment of cancer as well as minimally invasive diagnosis and procedures. While developing new products and spearheading the market as a leading endoscope company, we will contribute to the development of medical technology by offering a comprehensive range of endoscopes, covering examination, diagnosis and treatment.

In the gastrointestinal endoscope field, domestic and overseas sales of high-resolution HDTV endoscope systems remained firm. This was due to the product's special function that enables observation to be conducted using specific light spectra; during endoscopic observation, Narrow Band Imaging (NBI) enhances visualization of the capillary network morphology.

Furthermore, Olympus acquired Gyrus Group PLC, a UK-based medical equipment company, in February 2008 to accelerate the reinforcement of its surgical products business. By integrating Gyrus' strengths in minimally invasive procedures, Olympus will enhance its business in the urological, gynecological and otological fields. For Olympus, Gyrus' extensive business network in North America was particularly attractive. Deriving synergistic effects from its business integration with Gyrus, Olympus will seek to grow as a comprehensive endoscope device manufacturer.

Life Science Business: Nurturing Businesses for the Next Generation

The Life Science Business experienced an increase in revenue due to strong overseas sales in the micro-imaging (microscopes) and diagnostic system fields. However, earnings declined as a result of forward-looking investment in new technological development. Taking this situation seriously, we will endeavor to expand business to see a return on our investment.

In recent years, translational research, which can serve as a bridge between basic research and clinical care, has become increasingly important in the Life Science Business. Based on the findings of such research, Olympus is aiming to bring to fruition next-generation medical care, including personalized and regenerative medicines.

In the micro-imaging field, studies into the cancer metastasis mechanism, drug efficacy and metabolism are making progress, following the realization of intracellular gene observation. Thanks to the laser microscope, which has enabled observation of the innermost recesses of nerve cells for the first time, great strides are also being made in studies in the field of brain neuroscience. This study research can open the door to next-generation medicine and business opportunities there. There is high demand for industrial microscopes that serve as measurement devices for semiconductors and other leading-edge materials. Consequently, we are making ongoing efforts to expand our market by leveraging our high-precision optical technologies.

In the diagnostic systems field, Olympus has made a full-scale entry into the immunoassay business to complement its existing clinical chemistry examination business. To that end, we will fully utilize our genetic and protein analysis technologies to develop a genetic diagnostic systems business that will make a valuable contribution to personalized medicine. Furthermore, the biomedical materials business conducted by Olympus Terumo Biomaterials Corp., a joint venture established with Terumo Corporation, is expected to become a mainstay business in the regenerative medicine area.

ITX Corporation: Catalyst for New Business Creation

> Since fiscal 2008, consolidated subsidiary ITX Corporation has engaged in structural reforms to strengthen its earnings capabilities. One of the key measures taken under these reforms has been to concentrate investment in its three core businesses—mobile handset sales, automotive aftermarket and medical systems, as well as their related markets—to enhance profitability.

By doing so, ITX Corporation has consolidated its core business bases and renewed its investment portfolio based on a review of its investment securities ownership policy. ITX Corporation plans to optimize its portfolio in fiscal 2009. By making steady contributions to consolidated business earnings, ITX Corporation will serve as a catalyst in the creation of new Olympus Group businesses.

Aiming for Sustainable Growth

> In fiscal 2009, Olympus forecasts net sales of ¥1,150 billion and record-high sales for the 15th consecutive year. On the earnings front, however, we anticipate operating income of ¥95 billion due to the impact of the strong yen. Establishing solid profitability that will be immune to such factors as foreign currency exchange fluctuations will necessitate streamlining the entire business process and developing new businesses.

Olympus will make every effort to maximize its corporate value and meet the expectations of all of its stakeholders, including shareholders. We sincerely ask for continued understanding and support.

July 2008



Tsuyoshi Kikukawa
President

SPECIAL FEATURE
Toward Medical Systems Business Growth: Surgical Business Enhanced by Acquisition of Gyrus

1.

Olympus acquired the UK-based medical equipment company Gyrus Group PLC in February 2008. Please tell us more about Gyrus.

> With approximately 1,400 employees spread over 13 worldwide locations, Gyrus was a UK-based medical equipment company listed on the London Stock Exchange. Its consolidated net sales were £220 million (approximately ¥47 billion*) as of the fiscal year ended December 31, 2007. Since its inauguration in 1989, Gyrus has been supplying electrosurgical knives for urological and gynecological use, while expanding its business scale by acquiring various companies in the field of minimally invasive medical procedure. Among them, the 2005 acquisition of American Cystoscope Makers, Inc. (ACMI), a well-established U.S. endoscope company, granted Gyrus the imaging technology to further expand its business. With its Gyrus ACMI brand maintaining a dominant position in the North American market, Gyrus also possesses a number of products and technologies that are attractive to Olympus.

In November 2007, Olympus and Gyrus agreed on a friendly acquisition. The two companies completed the procedures necessary to include Gyrus in Olympus' scope of consolidation in February 2008.

*£1= ¥215

2.

Please tell us the background to the acquisition.

> In accordance with the 2006 Corporate Strategic Plan, which was established and released as the Olympus Group's medium-term management strategy, we have been conducting a variety of measures with the aim of



Haruhito Morishima,
President, Olympus Medical Systems Corp.

reinforcing and expanding our businesses in the surgical and minimally invasive procedure fields. The acquisition of Gyrus formed part of this basic strategy in the Medical Systems Business.

Minimally invasive procedure is a method for treating affected areas by means of endoscopes without opening the abdominal cavity. In recent years, it has been expected that minimally invasive procedure would thereby contribute to easing the physical stress placed on patients, shorten the lengths of hospital stays and improve the efficiency of medical care services. Today, endoscopic surgery is performed for various diseases in the wider clinical area, encompassing general surgery, gynecology and urology. In global terms, Olympus currently boasts a 70% share of the gastroenterological endoscopes market. However, we must endeavor to develop the surgical business to contribute more to minimally invasive procedure and to nurture our Medical Systems Business.

After repeatedly reviewing our strategy, we came to the conclusion that Gyrus would be an ideal partner in reinforcing Olympus' surgical business. This was based on the synergies expected for both Olympus and Gyrus in terms of products and regional strategies in the surgical field.

3.

Specifically, what kinds of synergies can be expected on the products strategy front?

> We can expect synergy from the integration of technological skills. Endoscopic surgery requires high diagnostic and therapeutic capabilities. In order to meet these needs, primarily for rigid endoscopes Olympus can offer its popular, high-quality imaging devices that utilize high-definition video technology. On the other hand, Gyrus excels thanks to its proprietary energy-related processing devices. For example, Gyrus disposable electrosurgical knives are the most appropriate product for laparoscopic surgery, a typical minimally invasive treatment using energy technologies, which are indispensable in this field. Therefore, Olympus succeeded in gaining access to both imaging and energy technologies through its acquisition of Gyrus. By integrating both companies' strengths, we believe that we will be able to provide higher diagnostic and therapeutic capabilities to medical institutions and patients.

4.

What changes will be made to the sales structure after the business integration?

> On the regional strategy front, we can expect synergies in product lineups and marketing capabilities. Particularly in the urological and gynecological fields Gyrus enjoys outstanding brand power in North America, which accounts for approximately 80% of its sales. The acquisition will boost our marketing capabilities in the surgical field, add Gyrus' long-established relationships with doctors and hospitals to our assets, and reinforce the basis of our surgical business in North America. After the acquisition, Olympus will make effective use of Gyrus' skillful sales personnel to commence a new marketing system in the surgical field. In specific terms, we have succeeded in quadrupling the number of sales representatives in North America.

Furthermore, we are planning to implement the "cross-sell" method in the new structure. With the aim of fully capitalizing on the synergies to be gained from business integration, Olympus will sell Gyrus electrosurgical knives to Asian and European customers, and Gyrus will sell Olympus flexible and rigid surgical scopes to North American customers. Through this cross-selling agreement, we expect to expand sales opportunities. Given its strong brand power, Olympus will maintain the Gyrus ACMI brand to promote Gyrus' inclusion in the Olympus Group.

Through this business integration, we also expect to enhance efficiencies in the administration, manufacturing, distribution and purchasing sectors.

5.

Finally, what makes you so sure that integrating Gyrus will be a success?

> Olympus conducts business operations in a variety of areas in the surgical field. This acquisition has expanded our market share, particularly in the areas of urology and ear, nose and throat (ENT). Based on an in-house analysis, after the business integration we will have an over 50% share—the world's largest—of the total market for urological endoscopes, covering Japan, the United States and Europe. Our ENT endoscopes will also boast 30% of market share on a global scale. These achievements will enable us to compete with other major players in the industry. We spent approximately ¥210 billion for this acquisition, which to us was not an unreasonable price. We will face a number of hurdles in fully capitalizing on the synergistic effects of this acquisition. However, we are hopeful that we will be able to overcome those hurdles and enhance sales and business efficiencies to get a full return on our investment. The acquisition of Gyrus will bring significant growth potential for Olympus in the surgical field.

At the moment, we are estimating a synergistic effect of approximately ¥350 billion sales over the 10 years from fiscal 2009 to 2018. On the other hand, we expect to gain an estimated ¥38 billion from business streamlining over the same period. By reinforcing the surgical business on a global scale, we are confident that we have secured a foothold for future growth in the Medical Systems Business to add to our strong performance in gastroenterological endoscopes. The medical equipment industry is one of constant development and improvements in treatment. Given this, Olympus will take maximum advantage from this acquisition to realize better medical care—which being a leading medical equipment company we see as our mission—by providing treatment technologies that are more patient-friendly, reliable and efficient.



Haruhito Morishima
President, Olympus Medical Systems Corp.

Imaging Systems Business

1. DIGITAL CAMERA
E-3

An interchangeable-lens-type SLR camera realizing high resolution, mobility and reliability with an 11-point-full twin cross AF sensor system and high-speed sequential shooting capability.



2. DIGITAL CAMERA
E-520

Equipped with an embedded image stabilization function, this Interchangeable-lens-type SLR camera achieves even greater effects when combined with a ZUIKO DIGITAL lens.



3. DIGITAL CAMERA
μ1020

Image stabilization is just one of the functions featured in this compact digital camera with high-quality 7x-zoom capabilities.



4. DIGITAL CAMERA
μ1030sw

A compact camera that really broadens possibilities thanks to the special features incorporated into its design: waterproof to a depth of 10 meters, shock resistant with a high capacity.



5. LINEAR PCM RECORDER
LS-10

A voice recorder that faithfully captures the original sounds of musical instruments or birdsong.



IMAGING SYSTEMS BUSINESS
Sales
(Millions of yen)


294,303
29,504
264,799
320,589
38,410
282,179
Domestic sales
Overseas sales
07
08

Imaging Systems Business

> The Imaging Systems Business is centered on digital cameras, optical components and voice recorders.

In fiscal 2008, ended March 31, 2008, sales in this business rose 8.9% year on year to ¥320,589 million (US$3,053 million) and operating income jumped 21.6% to ¥33,086 million (US$315 million).

During the fiscal year under review, Olympus made steady progress with its profit-oriented structural reforms. Spurred by this, Olympus launched a stream of new strategic products onto the digital camera market and upgraded optical components with the aim of improving earnings ratio. As a result, Olympus recorded increases in both revenue and earnings for the second consecutive year.

DIGITAL CAMERAS AND OPTICAL COMPONENTS

> Sales of digital cameras and optical components grew 9.0 % year on year to ¥293,566 million (US$2,796 million). During fiscal 2008, increased investment in the digital single-lens reflex (SLR) camera lineup allowed Olympus to release the small, lightweight E-410 and E-510 with such unique functions as Live View to attract a wider range of users, as well as the E-3 for the professional and semiprofessional. This resulted in substantial sales growth. In its compact digital camera lineups, Olympus launched the small, slim and stylish μ [mju:] 1020 (Stylus1020 in the Americas) with 7x-zoom capabilities. Together with this, Olympus enjoyed robust sales of the CAMEDIA SP series, which realizes 18x optical, high-magnification shots. As a result, Olympus recorded increased revenue. Sales of optical components grew due to increased sales of lens barrel units.

VOICE RECORDERS AND FILM CAMERAS

> Voice recorders and film cameras, sales of which grew both within and outside Japan, climbed 7.8% year on year to ¥27,023 million (US$257 million). In Japan, sales of the "separate design" Voice-Trek V-13 were particularly brisk, owing to its smaller size and special feature that enables users to connect the recorder directly to personal computers with larger memory capacities. In addition, Olympus entered the market for Linear PCM Recorders, which are gaining prominence in the industry thanks to the adoption of the high sound quality uncompressed digital recording format.

OUTLOOK FOR FISCAL 2009

> In order to increase its market share and establish a solid market position in digital SLR cameras, Olympus will continue to strengthen its competitiveness. Olympus will boost its brand power by offering high-value-added products specifically designed for digital applications that leverage its design superiority to bring more compact, lighter digital SLR cameras to a wider range of users. In its compact digital camera lineups, Olympus will focus on inventory management in its ongoing efforts to streamline its business operations and thereby secure stable earnings. Furthermore, in the optical component field, Olympus will make effective use of its well-established optical lens technologies to increase earnings. To that end, Olympus is projecting sales of ¥320 billion and operating income of ¥24 billion for the fiscal year ending March 31, 2009.

1.
ENDOSCOPE SYSTEM
EVIS LUCERA SPECTRUM

In addition to normal light observation with high-resolution HDTV imaging, the EVIS LUCERA SPECTRUM is equipped with Narrow Band Imaging (NBI), Auto Fluorescence Imaging (AFI) and Infra Red Imaging (IRI), three imaging functions using specific light spectra. Capillaries on the mucosal surface and intricate patterns on mucous membranes can be more clearly observed by using NBI.



2.
VIDEOSCOPE
GIF XP260N

With a distal end measuring just 5.0 millimeters, this slim, four-angle, upper gastrointestinal videoscope can be inserted through either the nasal tract or the mouth.



4.
NEW DISPOSABLE ELECTROSURGICAL KNIFE
KD-611L

An endotherapy product used for Endoscopic Submucosal Dissection (ESD*).

**An endoscopic procedure for dissection or exfoliation of the tissue in the submucosa for treatment of lesions*



Medical Systems Business

3.
RHINO-LARYNGO VIDEOSCOPE
ENF TYPE VQ

Using specific light spectra, this rhino-laryngo videoscope realized NBI observation of the nasal lumens and the airway anatomy enabling full-screen, high-definition images.



MEDICAL SYSTEMS BUSINESS
Sales
(Millions of yen)



311,709
71,262
240,447
353,269
75,257
278,012
Domestic sales
Overseas sales
07
08

Medical Systems Business

> Core products in the Medical Systems Business include both gastrointestinal and surgical endoscopes, endotherapy devices and endoscopic ultrasound systems.

Sales in the Medical Systems Business in fiscal 2008 rose 13.3% year on year to ¥353,269 million (US$3,364 million), while operating income grew 12.0% to ¥98,420 million (US$937 million). The increase in revenue and earnings was attributable to strong sales of gastrointestinal endoscopes and surgical and endotherapy products.

In February 2008, Olympus acquired the U.K.-based medical equipment company Gyrus Group PLC (Gyrus). This was to ensure Olympus' further business growth and firm earnings capability with endoscope systems that enable observation using specific light spectra. These endoscope systems are highly regarded in Japan and overseas. In addition, Olympus is making preparations to expand its surgical and endotherapy product businesses based on this acquisition.

GASTROINTESTINAL ENDOSCOPES

> Sales of gastrointestinal endoscopes increased 11.0% from the previous fiscal year to ¥237,366 million (US$2,261 million). In Japan, sales in this business were driven by favorable demand for the EVIS LUCERA SPECTRUM endoscope system; during endoscopic observation, NBI enhances visualization of the capillary network morphology. In addition, sales of slim, upper gastrointestinal videoscopes, which can be inserted either through the nasal tract or the mouth, were brisk. Overseas, sales of the EVIS EXERA II high-resolution HDTV endoscope system that also features imaging using specific light spectra were strong in the United States, Europe, Oceania and Latin America. This resulted in the revenue increase. In 2007, Olympus introduced a capsule endoscope for the small bowel in the United States, while orchestrating the simultaneous worldwide release of the Single Balloon Enteroscope System. With these efforts, Olympus has successfully cultivated new fields—ranging from diagnosis to treatment in small bowel diseases—through comprehensive business development.

MINIMALLY INVASIVE PRODUCTS

> Sales of minimally invasive products expanded 18.4% year on year to ¥115,903 million (US$1,104 million). As for endotherapy devices, Olympus saw domestic and overseas sales increases for products including: clipping devices for hemostasis; biopsy forceps; the disposable guide sheath kit used to collect specimens in the respiratory organs that was released in August 2007; and pancreaticobiliary duct endotherapy devices such as guidewires. Overseas, sales of the EVIS EXERA II high-resolution HDTV endoscope system were favorable in the surgical field. In Asia, Olympus commenced sales of the VISERA Pro system. In the United States and Europe, sales of high-definition videoscopes for abdominal and chest cavities repeated the strong performance of the previous fiscal year. As a result, Olympus recorded increased revenue in this business.

OUTLOOK FOR FISCAL 2009

> For medical endoscopes, Olympus is projecting ongoing strong sales of the endoscope systems equipped with functions for observations using specific light spectra. In conjunction with this, Olympus is aiming to expand and reinforce its business foundation in the minimally invasive products field through the synergistic effects arising from the acquisition of Gyrus. The business integration with Gyrus is also expected to bring broader product lineups and sales networks. In addition, Olympus will continue to focus on its high-value-added hospital management solutions business. In the fiscal year ending March 31, 2009, Olympus is forecasting sales of ¥400 billion and operating income of ¥100 billion in this business, despite the expectation of a pronounced effect from foreign currency exchange rate fluctuations.

Life Science Business

1.
CONFOCAL LASER SCANNING MICROSCOPE
FV1000-D

Simultaneous observation and laser light stimulation has enabled the gathering of more accurate information about living organisms, owing to the microscope's flexibility with regard to changes within them.



2.
IMMUNOCHEMISTRY ANALYZER
AU3000i

Drawing on the automation technologies and know-how accumulated in the development of automated chemistry analyzers, this immunoassay system is equipped with Olympus' first proprietary reagent.



3.
AUTOMATED CHEMISTRY ANALYZER
AU680

Enabling the analysis of the same samples, this machine has common components with the AU3000i immunochemistry analyzer, realizing more efficient operations and lower costs.



4.
CELLULAR IMAGE ANALYZING SYSTEM
CELAVIEW RS100

This system fully meets the needs of cell screening that can contribute to the development of cellular function analysis that is carried out primarily in the latest life science fields, including drug discovery and the study of disease.



LIFE SCIENCE BUSINESS
Sales
(Millions of yen)


123,706
30,097
93,609
131,446
29,590
101,856
Domestic sales
Overseas sales
07
08

Life Science Business

> The main products of the Life Science Business are biological microscopes, industrial microscopes and clinical hemanalysis systems.

Sales in this business rose 6.3% year on year to ¥131,446 million (US$1,252 million), while operating income decreased 13.5% to ¥6,990 million (US$67 million). This was attributable to increased investment in R&D and business reformation, despite a primarily overseas increase in revenue.

MICRO-IMAGING

> Sales in the micro-imaging (microscopes) business climbed 6.5% compared with the previous fiscal year to ¥78,724 million (US$750 million).

In biological microscopes, Olympus recorded healthy sales in the United States and Europe. In the growing markets of Asia, the Middle East and Latin America, sales of the BX series of research system microscopes were robust.

In industrial microscopes, Olympus faced a difficult situation, including intensifying price competition in Japan and overseas as potential customers cut back on capital investment. However, sales remained on par with the previous fiscal year due to its efforts to expand sales in those parts of Asia where market recoveries were seen.

DIAGNOSTIC SYSTEMS

> Sales of diagnostic systems rose 5.9% year on year to ¥52,722 million (US$502 million).

In fiscal 2008, Olympus released the AU680 automated chemistry analyzer and the AU3000i immunochemistry analyzer simultaneously in Japan. In addition, Olympus established the Mishima Facility to consolidate efforts to integrate functions for devices, reagents, as well as maintenance and support services. By doing so, Olympus expanded its diagnostic testing business. Overseas, sales of new products related to automated blood transfusion testing systems grew in the United States, while sales of automated chemistry analyzers were strong in the Asian region, mainly in China. As a result, Olympus recorded increased revenue in this business.

OUTLOOK FOR FISCAL 2009

> In fiscal 2009, Olympus expects sales of ¥125 billion and operating income of ¥6 billion in the Life Science Business. These estimates are lower than results in the previous fiscal year due to the impact from foreign currency exchange rate fluctuations. However, Olympus will focus on the sale of high-value-added products, including biological microscopes, while working to reinforce immunoassay-related products, one of the core items in its clinical analyzer lineup.

Information & Communication Business

> The Information & Communication Business is managed by consolidated subsidiary ITX Corporation, which engages in investment and business cultivation mainly in such areas as life science, network & technology, mobile phones and business innovation. ITX Corporation invests in diverse businesses, including mobile handset sales, mobile solutions, mobile content services, the development and sale of business packaging software, sales of network infrastructure systems and sales of semiconductor-related devices and electronics devices.

Sales in the Information & Communication Business declined 5.0% year on year to ¥254,312 million (US$2,422 million), while operating income grew 10.5% to ¥3,001 million (US$29 million).

During the fiscal year under review, the ratio of direct sales was increased and cost streamlining carried out in the core mobile handset sales business. In the automotive aftermarket business, ITX Corporation promoted the progress of IT and expanded the business for component suppliers. In addition, ITX Corporation reviewed its business possibilities based on its investment securities ownership policy, and renewed its investment portfolio of approximately ¥10 billion. Revenue in this business declined, mainly due to decreased sales in the mobile handset sales market that reflected the sales price changes initiated by telecommunication companies. On the earnings front, ITX Corporation continued to implement business reforms first undertaken in fiscal 2007 to realize the "establishment of a stable consolidated business earnings structure." As a result, the Information & Communication Business improved its profitability by reducing costs for mobile handset sales and controlling price discounting. Combined with these efforts, growth in the automotive aftermarket business contributed to the overall earnings increase.

INFORMATION & COMMUNICATION BUSINESS
Sales
(Millions of yen)



Domestic sales
Overseas sales
267,691
251,511
16,180
254,312
241,062
13,250
07
08

OUTLOOK FOR FISCAL 2009

> Olympus is anticipating that the telecommunication companies' sales price changes will bring about a revenue decrease. However, the ongoing streamlining of operating expenses will not lead to a decline in operating income. Despite these factors, operating income is projected to fall due to the exclusion of proceeds from investment securities. As a result, forecasts are for sales of ¥235 billion and operating income of ¥2.0 billion.

1.
PORTABLE INDUSTRIAL VIDEOSCOPE
IPLEX FX

A rugged industrial videoscope—shock resistance from the height of 1.2m, dust proof and waterproof—that enables non-destructive testing to be conducted in harsh environments



Information & Communication Business, and

Others

In the Others business, Olympus mainly engages in the manufacture and sale of industrial endoscopes, non-destructive testing devices, printers and bar code scanners, as well as system development.

Sales in the Others business rose 7.6% year on year to ¥69,259 million (US$660 million), and operating income climbed 5.2% to ¥917 million (US$9 million).

Olympus is reinforcing its lineup of industrial endoscopes and non-destructive testing devices that provide optimal solutions for various industrial inspection needs. Sales of portable flaw detectors and highly functional ultrasonic phased-array instruments were particularly robust. In the remote visual inspection field, sales of the new IPLEX FX portable industrial videoscope with high durability, functionality and resolution expanded, contributed to the revenue increase.

In the domestic information equipment field, Olympus saw an increase in shipments of printers and printer components manufactured in collaboration with Riso Kagaku Corporation.

In the biomedical materials field, Olympus established Olympus Terumo Biomaterials Corp. jointly with Terumo Corporation in April 2007. During the fiscal year under review, Olympus also commenced full-scale overseas sales of OSferion bone replacement material and the marketing of collagen-related products containing Terudermis, an artificial dermal graft material used to treat serious dermal and mucosal defects, as well as Teruplug. These achievements resulted in the substantial revenue increase.

An increase in overall sales was recorded in the Others business, reflecting ITX Corporation's growth in medical-related businesses, including new business acquisitions. As a result, Olympus recorded increased earnings.

OUTLOOK FOR FISCAL 2009

Olympus is forecasting an increase in revenue on the back of steady growth in the sale of non-destructive testing devices, including industrial endoscopes, as well as in the printer business. Against the backdrop of an ongoing trend of a stronger yen and increasing investment in product development, however, earnings are expected to decline. Overall, Olympus anticipates sales of ¥70 billion and an operating loss of ¥8.0 billion.

OTHERS BUSINESS
Sales
(Millions of yen)



64,377
32,372
32,005
69,259
35,908
33,351
Domestic sales
Overseas sales
07
08

Others

2.
PHASED-ARRAY INSTRUMENT
OmniScan MX PA

A high-speed data collection rate and powerful software features contribute to efficient manual and automated inspections.



3.
BONE REPLACEMENT MATERIAL
OSferion 60

This artificial bone replacement material contains β-tricalcium phosphate for enhanced mechanical strength.



RESEARCH AND DEVELOPMENT

> To leverage and hone its core competencies in Opto-Digital Technology, the Olympus Group conducts ongoing, proactive R&D into optical, digital imaging and microprocessing technologies. In addition, the Group is endeavoring to develop various cell-related technologies to add another core competence.

In the fiscal year ended March 31, 2008, R&D expenses amounted to approximately ¥65.9 billion, a year-on-year increase of 18.7%. The ratio of R&D expenses to net sales was 5.8%, which indicates the Group's intensified focus on technological R&D activities.

Imaging Systems Business

1.
Development of E-420 interchangeable-lens-type digital SLR camera

> Olympus has developed the world's slimmest and smallest*[1] digital SLR camera, the E-420. This is an upgraded version of the E-410, which gained popularity for its excellent portability and high-quality images. In addition to improved portability, achieved by exploiting the E-410's Four Thirds System standard, the new E-420 is equipped with new technologies, including Auto Focus Live View and Face Detection and Shadow Adjustment, so that even beginners can take high-quality, natural-looking pictures.

*1 Of all interchangeable-lens-type digital SLR cameras as of March 5, 2008 (in-house research)

2.
Development of μ[mju:] 1020 compact digital camera

> Thanks to its proprietary lens development technology, with the slim and stylish μ[mju:] 1020 Olympus has produced a camera with optical 7x zoom in a body as compact as a model with 3x zoom. With a high-definition, 10.1-megapixel CCD*[2], Olympus' unique TruePic III image processing engine and a lens that can provide precise images, the μ[mju:] 1020 enables high-quality photography. In addition, Olympus' proprietary Face & Back Control function detects faces (Face Detection function) and automatically adjusts the focus and exposure, while giving appropriate exposure control to the background (Shadow Adjustment Technology). These characteristics realize precise images with both the subject and background of the photo in focus.

*2 Effective pixels in camera

3.
Development of AF Live View function for interchangeable-lens-type digital SLR cameras

> Olympus first installed the Full-Time Live View function in the E-330, making it the first camera in the world to combine auto-focusing and live view functions. In the E-420, Olympus succeeded in incorporating a more compact yet more functional AF Live View function at lower cost. With the High-Speed Imager AF system, when the shutter button is pressed down halfway in Live View mode, the image sensor detects the contrast values and adjusts the focus to the peak contrast position.



Medical Systems Business

1.
Development of EVIS LUCERA small intestinal videoscope, OBCU Balloon Control Unit and ST-SB1 Single-Use Splinting Tube

> Olympus conducted development of these products in response to medical facility needs, such as shortened examination times for tissue diagnoses, treatment by simple operations that combine accurate diagnosis by means of flexible endoscopes, and therapeutic devices for the small intestines. In recent years, capsule endoscopes have enabled the diagnosis and detection of diseases in the small intestines. In addition, these products are making a valuable contribution to highly efficient examinations and treatments.

2.
Development of OLYMPUS ENF TYPE VT2 VISERA nasopharyngeal videoscope

> To assist in tissue extraction and the collection of foreign bodies, Olympus developed an operative videoscope that incorporates an array of devices for the observation and treatment of the nasal cavity, pharynx and larynx. Thanks to its high-resolution CCD (object imaging element) and an optical system with greater depth of field, this videoscope produces high-resolution, narrow-band imaging (NBI) at ranges as close as 2.0mm. Boasting these characteristics, during endoscopic observation, NBI enhances visualization of the capillary network morphology, and is expected to make a contribution to doctor diagnosis of that part of the malignant tumor in which the capillary concentrates.

3.
Development of disposable guide sheath kit

> Olympus developed the disposable guide sheath kit in response to the requirement for diagnosis of minute cancers in the peripheral lung. The development was conducted to enable more accurate extraction of specimens from the peripheral lung, which is inaccessible with a bronchoscope. This achievement has contributed greatly to the field of minimally invasive treatment, which reduces patient exposure to stress by shortening examination times and exposure to X-rays.

Life Science Business

1.
Development of MX61A automated semiconductor microscope

> Based on the new concept of two selectable controllers, depending on the need for either semiconductor inspection or analysis, the new MX61A automated semiconductor microscope is Olympus' top-end model. Enhancing its operability, the MX61A displays the automated and electric-powered operation necessary for microscopic observation. In addition, the product boasts flexibility and excellent extensibility to meet each inspection and analysis need, realizing improved defect detection and better operational efficiency.

2.
Development of OLCOS blood transfusion control system II

> The OLCOS, a blood transfusion control system that enables uniform management of results of transfusion test, transfusion history and inventory and specimen reserves of blood products, handles the entire process from collection to the taking of statistics of blood transfusion-related data. Providing due control over infection test result data before and after transfusion as well as specimen reserves, the OLCOS will contribute to streamlining blood transfusion and hospital managements.

3.
Development of CELAVIEW RS100 cellular imaging analysis system

> This cellular imaging analysis system responds to the needs of screening by fluorescent quantitative analysis or morphology analysis. The CELAVIEW RS100 assists in the cellular function analysis frequently conducted in the cutting-edge life science fields, including drug discovery and the study of disease.


R&D Expenditure
(Millions of yen)
45,935
55,531
65,928
06
07
08

Others



1.
Development of IPLEX FX industrial videoscope

> Olympus has developed an industrial videoscope that can be used by anyone, anywhere. Such usability was realized thanks to a number of features including: an optical tip adaptor with cutting-edge LED lighting; high-resolution images provided by wide dynamic extended range; a dust-proof, rain-proof and drop-proof base unit that meets the MIL standard with its sealed structure thanks to its magnesium chassis; power-assisted articulation that simplifies operations and gives a better response; and a new measuring mode that measures areas and lengths by automatically recognizing defective areas.

2.
Olympus Terumo Biomaterials Corp. awarded international standard for "Artificial Bone Quality System Requirement"

> On December 12, 2007, biomedical materials manufacturer Olympus Terumo Biomaterials Corp. was awarded certification for its "MDD93/42/EEC Annex.II.3 (artificial bone quality system requirement)" in addition to the international standard ISO 13485: 2003 for medical equipment quality management systems.

3.
Use of heterogeneous materials in development of micro cantilever with polycrystal diamond tip

> By using heterogeneous materials (diamond/Si or SiN), Olympus has succeeded in developing micro cantilevers containing a multicrystal diamond exploratory needle that can be used for nano-cell mapping. This research formed part of the R&D activity into diamond nano-tip for nano-cell mapping conducted under the Nanotech Apical Parts Materials Commercialization initiative by the New Energy and Industrial Technology Development Organization (NEDO).


R&D Expenditure by Segment
(%)
Basic Research
20.0
14.7
Imaging Systems Business
Others
6.1
39.5
Medical Systems Business
Life Science Business
19.7
08

CORPORATE SOCIAL RESPONSIBILITY

> The Olympus Group clarified its stance on corporate social responsibility (CSR) by formulating the Olympus Group Corporate Conduct Charter and the Olympus Group Code of Conduct. These offer guidance in putting into practice in day-to-day operations the principles embodied in our "Social IN" ("Social Value in the Company") management philosophy and in fulfilling our CSR objectives. We have also established a CSR Division and a Quality and Environment Administration Division, which work to promote CSR initiatives across the Group and to foster business operations based on respect for involvement with people, harmony with the environment and good relations with communities. Since its founding, Olympus has been engaged in manufacturing activities that contribute to people's emotional and physical wellbeing. We devise products that create value from the customer's perspective and demonstrate our strong awareness of the importance of quality assurance.

Olympus conducts business activities based on human dignity, eliminating discrimination in the workplace. With this in mind, Olympus established an Olympus Human Rights and Labor Policy to thoroughly advocate human rights, provide working environments that respect the individual and foster each employee's skill development by showing concern for their health and safety. Together with this, we will create workplaces where each employee can acquire knowledge, where technological capabilities can be improved and where the values society demands can be offered.


A DAY IN THE LIFE OF AFRICA

A Day in the Life of Africa (DITLA) Photo Exhibition in 2008.

Olympus drew up its Basic Environmental Plan as part of its 2006 Corporate Strategic Plan to introduce ISO 14001 environmental management systems at all Olympus manufacturing sites in Japan and overseas. We are also working to reduce the environmental impact of our products, while promoting our range of Eco-Products. Furthermore, Olympus produces nature-photo calendars and donates the proceeds to WWF Japan as a way of supporting environmental conservation activities.

> The Group contributes to society by offering safe, secure and highly efficient medical equipment through its businesses. In addition, the Group is highly aware of its social responsibility as a leading endoscope company. In this light, we have held the "BRAVE CIRCLE" colorectal cancer awareness campaign since 2007 to promote colorectal cancer detection and diagnosis and to reverse a disease rate that has been increasing in Japan in recent years. To raise awareness of this type of cancer detection and as a way of reducing as far as possible the number of cancer fatalities, the Group energetically promotes the campaign's wide-ranging enlightenment activities. We will make continuous efforts to extend our activities to develop them to the social level.

Furthermore, we participated in a project commenced in 2002, for which photographers of worldwide renown take pictures of the reality of people's lives in Africa to give their full support to the establishment of the AIDS Education Fund in Africa. Called "A Day in the Life of AFRICA," Olympus took part in the event as an official sponsor and photographic equipment supplier to extend its own all-out support. We donate all revenues from a photo exhibition, first held in Tokyo in 2003, to the United Nations Development Programme (UNDP) for the purpose of attaining its Millennium Development Goals (MDGs), which set targets for international society to address such issues as eradicating poverty and starvation, and implementing universal primary education. Since then, we have continued to hold photo exhibitions throughout the world in cooperation with NGOs and NPOs, including the UN agencies. The Olympus Group will strive to publicize the international issues of the MDGs as a company that gives its wholehearted support to and participates in the UN-driven Global Compact.

> The Olympus Group, which is an active member of society and shares its sense of values, proposes new value through its business endeavors, thereby seeking to contribute to people's health and happiness. We call this concept "Social IN," describing the basic philosophy underlying all our activities. Based upon this philosophy, Olympus believes that one of its key missions is to build and operate an optimal and appropriate corporate governance structure from a global perspective.

MANAGEMENT STRUCTURE

Corporate Structure with Auditor System

> Olympus adopted a corporate structure with an auditor system based on Japan's Corporation Law. Our corporate governance system consists of a Board of Directors, which audits and supervises the performance of directors; and auditors and a Board of Auditors, which are independent from the Board of Directors and audit the performance of directors. In recent years, listed Japanese companies have been adopting one of two methods for corporate governance: a corporate structure with an auditor or a committee system. Olympus believes that our auditor system-based corporate governance system is ideally suited to the task of ensuring efficient and fair management, given the current business environment. Olympus adheres to the following structure in its efforts to maintain and improve corporate governance.

Corporate Governance Structure Chart


General Meeting of Shareholders
Appointment/dismissal
Appointment/dismissal
Appointment/dismissal
Board of Auditors
Auditors
Audit
Board of Directors
Directors
Advice
Special Committee
The Office of Auditors
Audit
Supervision and appointment/dismissal of President
President
Cooperation
Accounting Auditor
Audit
Executive Management Committee
Global Strategy Committee
Risk Management Committee
Internal Audit Department
Audit
Business Divisions, Corporate Center, Corporate R&D Center, Corporate Social Responsibility Division, Subsidiaries and Affiliates

The Board of Directors and Corporate Officer Systems

> The Board of Directors consists of 15 members, including three outside directors. In principle, the Board of Directors meets once per month to make timely decisions regarding business strategies and other important management matters and to conduct appropriate oversight of business execution. Directors are appointed to one-year terms of office, and the performance of each director is evaluated annually in order to clearly identify responsibilities. In addition, in order to enhance eligibility and expertise as a director, all except outside directors regularly participate in seminars outside the Company. Furthermore, Olympus established an Executive Management Committee, which in principle convenes three times per month, to act as a body in support of the President's decision-making.

To further strengthen corporate governance, Olympus also adopted an executive officer system that separates the Board of Directors' responsibilities for decision-making and oversight of execution of duties from executive officers' responsibilities for business execution. The number of executive officers stands at 28.

Outside Directors and Their Principal Activities

> Under Japan's Corporation Law companies with an auditor system are not required to have outside directors on their boards of directors. Olympus, however, appointed Messrs. Rikiya Fujita, Masanobu Chiba and Junichi Hayashi to serve as its independent outside directors for the purpose of introducing objective points of view in its management and further reinforcing the auditing function in its business operations. As a doctor of medicine Rikiya Fujita brings a wealth of knowledge and expertise mainly to the Medical and Life Science Businesses; Masanobu Chiba has extensive knowledge and expertise from his career as a director at Nikkei, Inc. and its group companies; and Junichi Hayashi offers vast experience from his career in the securities industry and broad knowledge and expertise as a director of an investment consulting company.

Outside directors participate in Olympus' Board of Directors' meetings and will act as members of the Special Committee, which gives advice to the Company from a position independent of Olympus' top management should a large-scale acquisition (over 20%) of shares be proposed.

Auditors, Board of Auditors

> Olympus adopted an auditor system, which requires the appointment of three or more auditors, at least half of whom are to be from outside the Company, and the establishment of a Board of Auditors. At the present time, there are four auditors, including two outside auditors. Auditors are appointed for four-year terms.

The major functions of the Board of Auditors include auditing management's daily activities, such as director performance. In order to fulfill this duty, the Board of Auditors meets in principle once per month. At Board of Auditors' meetings, auditors make reports and exchange opinions regarding the accomplishments of the Board of Directors. Together with this, the Board of Auditors exchanges views with the President four times per year and with all other directors excluding outside directors and executive officers once a year. Auditors participate in important meetings, including Board of Directors' meetings, and periodically exchange opinions with executive officers, major subsidiaries' auditors, accounting auditors and the Internal Audit Department to ensure auditing efficiency.

Outside auditors participate in the Board of Directors' meetings and will act as members of the Special Committee, which gives advice to the Company from a position independent of Olympus' top management should a large-scale acquisition (over 20%) of shares be proposed. In addition, outside auditors deepen their awareness of Olympus' source of value creation through visits to plants and research centers.

Accounting Auditors

> Olympus entered into a contract with KPMG AZSA & Co. concerning audits based on the Company Law and accounting audits based on the Financial Instruments and Exchange Law. The independent auditor is approved by the General Meeting of Shareholders. CPAs of the Company's independent auditors are periodically replaced. Overseas, Olympus mainly requests that KPMG carry out accounting audits in accordance with generally accepted accounting principles in each country.

Appointment of Directors and Auditors

> Director appointments and dismissals are determined at the General Meeting of Shareholders. The Board of Directors selects candidates for the position of director, passing its proposals to the General Meeting of Shareholders for approval. Auditor appointments and dismissals also require approval from the General Meeting of Shareholders.

Director and Auditor Compensation

> Director compensation is determined by the Board of Directors, depending on each director's job description. Olympus introduced a balance score card (BSC) system and a performance-linked executive compensation system based on the degree to which goals are achieved in four categories: financial, customer service, business operation process and growth potential. The total amount of a director's monthly compensation is approved by the General Meeting of Shareholders, the Board of Directors deciding on a figure for each director's compensation that falls within this amount. The cap on auditor compensation is determined by a resolution by the General Meeting of Shareholders.

Following a review of its compensation system for directors and auditors carried out as a part of management reforms, Olympus abolished its executive retirement benefits system in June 2006.

Olympus does not exercise stock options. However, all of its directors and executive officers, excluding outside directors, possess the Company's own shares and constantly purchase them through the shareholders' association. Olympus discloses information regarding directors' share ownership.

Anti-Takeover Measures

> Olympus introduced anti-takeover measures to prevent large-scale purchases of the Company's shares, which would run counter to our corporate values and shareholder interests. This is prior warning-type rights plan stipulates a gratis issue of stock options in case of emergencies. In order to make objective judgments concerning the positive and negative aspects of anti-takeover measures, Olympus established a Special Committee made up of three outside directors, two outside auditors and one outside expert. This committee is independent of the Company's top management.

Should a purchaser acquire over 20% of Olympus' shares, the Company's Board of Directors will make a reasonable response to any offer after taking advice from the independent Special Committee and will disclose appropriate information in a timely manner. These anti-takeover measures will be valid for three years and require an approval from the General Meeting of Shareholders in the event of renewal. Given these conditions, the measures do not undermine shareholder interests, nor were they established to maintain the position of the Company's directors.

Company Spin-Offs

> To strengthen and improve the Imaging Systems and Medical Systems Businesses, Olympus spun off both and established Olympus Imaging Corp. and Olympus Medical Systems Corp. in October 2004. Olympus has also implemented company spin-offs at major overseas subsidiaries to establish a globalized system, to enhance market responsiveness tailored to the characteristics of each business as well as to accelerate business operations.

Performance Indicator

> The Olympus Group has adopted the Olympus Value Added (OVA) performance indicator. This enables the presentation of business operation results in consideration of capital cost. Consequently, Olympus OVA serves as a guideline and indicator for the selection and concentration of businesses.

IR Activities

> Olympus proactively discloses information to fulfill its corporate accountability, to ensure management transparency and in order for its stakeholders, including shareholders, to gain a better understanding of and develop trust for the Company. Several times a year, Olympus also holds financial result meetings and business briefings, in which the president or the director responsible gives presentations to investors, analysts and members of the press on management policies and business conditions. Overseas, the Company commenced IR activities in the early 1970s to provide opportunities to disclose information to overseas investors. Since 2007, Olympus has been joining forces with several major medical-related companies and holding briefings mainly for individual investors. Olympus has provided details of its Corporate Strategic Plan, financial results and presentation data, including concurrent disclosure in both Japanese and English, on its web site.

INTERNAL CONTROLS

Compliance Structure

> In September 2004, the Olympus Group put in place the Olympus Group Corporate Conduct Charter and the Olympus Group Code of Conduct with the aim of complying with laws and regulations, to maintain a high level of ethics in carrying out fair and honest corporate activities, and to consolidate a system to share its sense of value and action principles on a global scale. Based on these guidelines, Olympus encouraged compliance in every aspect of its corporate activities, encompassing fair trading, trade controls, product safety and the environment. In addition to comprehensive in-house rules, we established a unique, Companywide set of operational standards—the Olympus International Standards (OIS)—to act as an employee code of behavior. As a company that specifically engages in the Medical Systems Business, that offers products involved with human life, Olympus is responsible for ensuring high-level product safety, quality and services. In addition, we developed rules and standards in Pharmaceutical Affairs Law-related fields to comply with a host of regulations around the world. In response to the Revised Pharmaceutical Affairs Law, Olympus established the Pharmaceutical Affairs Division in April 2004 to further reinforce its business structure.

Since awareness of compliance is enhanced in an open corporate culture, the President makes use of the Company's intranet system to send a monthly message to all employees. To provide the President with feedback, Olympus set up a system for employees to send their opinions directly to the president. To that end, we promote active Groupwide communication.

In October 2005, Olympus established the Compliance Department to further strengthen its compliance structure and set up a helpline as a point of contact for any employee inquiries about compliance. Should compliance-related problems arise, Olympus has in place a system that enables the directors responsible to report problems to the Board of Directors and the Board of Auditors. In addition, further evidence of the Company's commitment to thorough compliance is provided by the distribution of a compliance card, explaining the Code of Conduct, among all directors and employees, as well as the provision of e-learning and group training sessions.

Internal Controls regarding Financial Reporting

> Olympus established its J-SOX Act Compliance Dept., a special division to ensure the evaluation and reporting of internal controls regarding financial reporting, when this was required under the Financial Instruments and Exchange Law enforced in April 2008. Olympus makes continuous efforts to ensure that its internal control activities are being implemented efficiently.

Risk Control Structure

> As part of its risk management rules, the Company established a Risk Management Committee, chaired by the president, to decide risk management policies and the evaluation, verification and procedural standards to respond to such risks. In addition, Olympus set up a Risk Management Bureau to collect and assess information, formulate countermeasures and ensure the effectiveness of any countermeasures initiated by full-time staff. Simultaneously, each in-house company, business site and affiliate company has developed its own risk management structure. Should any risks arise that have a significant impact on the maintenance of Olympus' corporate value, such risks shall be immediately reported to the president and the Risk Management Committee to determine the countermeasures and seek a prompt settlement of the issue. In the event that the level of risk escalates, Olympus has a structure in place to minimize any impact on its corporate value.

BUSINESS RISKS

Business Risks

- A variety of risk factors could affect significantly the business performance of the Olympus Group. The following are the main risk factors, other than management decisions, that the Group has identified as having the potential to impact the Group's performance as of March 31, 2008. Based on these possibilities, the Group addresses risk prevention and takes countermeasures against such risks.

Risks Related to Sales Activities

- Price competition in the market for digital cameras is increasingly severe, and a sharper than expected decline in digital camera prices that cannot be offset through the Group's cost reduction measures may impact Group earnings.
- In the Medical Systems Business, unexpected, large-scale changes in health service policies brought about by healthcare legislation reforms. Failure of the Group to adapt to such changes may impact Group earnings.
- In the Bioscience Business, a high percentage of earnings are generated by supplying systems for research funded by the budgets of various nations. Accordingly, Group earnings may be impacted in the event of smaller national budgets that result from macroeconomic changes.

Risks Related to Production and Development Activities

- In the Imaging Systems Business, core production operations are located in China. Accordingly, a rise in the value of the yuan could lead to an increase in costs and impact Group earnings. Moreover, production activities may be impacted by anti-Japanese sentiment and/or a decline in political or security conditions.
- Olympus depends upon certain suppliers to develop and manufacture some products and components that cannot be developed and produced inside of the Group. Accordingly, the Group's production and supply capacity may be impacted in the event that it is able to procure limited amounts of the products and components it needs owing to conditions of suppliers.
- Olympus products are manufactured according to meticulous quality-assurance standards, including products consigned to outside suppliers. However, in the event that product defects do arise, this situation may result in product recalls and increased costs, as well as a loss of consumer confidence in Olympus products, and earnings may be impacted accordingly.
- Olympus is making continual advances in developing digital products by applying its cutting-edge Opto-Digital Technology. However, the progress of digital technology is extremely rapid, and the Group's earnings may be impacted in the event that it is unable to sufficiently foresee market changes and develop new products that meet customer needs in a timely manner.
- The Group applies a wide range of intellectual property in its R&D and production activities, including intellectual property that belongs to the Group and that which the Group is licensed to use. However, the Group's earnings may be impacted in the event that it is unexpectedly accused of having infringed upon the intellectual property of a third party, resulting in litigation or other related consequences.

Risks Related to Investments in Securities

- Olympus may not be able to achieve the capital gains it expects on investments in the event that cultivating a business takes longer than anticipated, or when such an investment cannot be sold for the expected price.
- Stock prices are determined based upon market principles, and Olympus may not be able to obtain the sort of gains it expects on securities owing to changes in market conditions.

Risks Related to Business Mergers and Acquisitions

- Olympus has formed long-term, strategic partnerships related to technologies and product development with other leading companies in the industry. However, the Group's business activities may be adversely affected in the event that financial or other business-related issues arise in such strategic partnerships, and changes in goals and objectives do not allow for the continuation of such partnerships.
- Olympus may acquire total or partial ownership of other companies for the purpose of business expansion. However, the Group's business may be impacted should it prove unable to integrate acquired businesses according to the Group's management strategies or unable to efficiently utilize the management resources of existing businesses or businesses it has acquired. In addition, the Group's performance and/or financial position may be affected due to the depletion of goodwill as well as the aforementioned possibilities.

Other Risks

- Olympus is expanding its business activities in a number of countries around the world, and the Group's earnings may be impacted by the occurrence of natural disasters, disease, war, terrorist acts or other incidents in areas where it operates, or by unforeseen increases in interest rates or changes in currency exchange rates.

BOARD OF DIRECTORS, CORPORATE AUDITORS AND EXECUTIVE OFFICERS (As of June 27, 2008)

Board of Directors

Representative Director/President
Tsuyoshi Kikukawa

Directors/Senior Executive Managing Officers
Masaaki Terada
Masaharu Okubo
Hideo Yamada
Haruhito Morishima
Masataka Suzuki

Directors/Executive Managing Officers
Kazuhisa Yanagisawa
Shuichi Takayama
Takashi Tsukaya

Directors/Executive Officers
Tatsuo Nagasaki
Hisashi Mori
Kazuhiro Watanabe

Outside Directors
Rikiya Fujita
Masanobu Chiba
Junichi Hayashi

Corporate Auditors

Standing Corporate Auditors
Tadao Imai
Katsuo Komatsu

Outside Corporate Auditors
Makoto Shimada
Yasuo Nakamura

Executive Officers

Executive Managing Officers
Toshiaki Gomi
Masao Kuribayashi

Executive Officers
Akinobu Yokoo
Takashi Saito
Koichi Karaki
Yasuhiro Ueda
Norio Saito
Hitoshi Kawada
Yoshihiko Masakawa
Shinichi Nishigaki
Naohiko Kawamata
Hiroyuki Sasa
Masanori Nakashima
Atsushi Nishikawa
Yasuo Yoda
F. Mark Gumz
Michael C. Woodford

Financial Section

CONSOLIDATED RESULTS OF OPERATIONS

Net Sales

In fiscal 2008, the fiscal year ended March 31, 2008, total net sales rose 6.3% from the previous fiscal year to ¥1,128,875 million (US$10,751 million), marking the 14th consecutive fiscal year of growth.

Sales in the Imaging Systems Business totaled ¥320,589 million (US$3,053 million), an increase of 8.9% from the previous fiscal year. This was attributed to steady growth across each of this segment's operating fields. In digital cameras, sales surged thanks to the release of the small, lightweight E-410 and E-510 single-lens reflex cameras, offering Live View and other features attractive to a wide spectrum of users. In compact cameras, the release of the µ[mju:] 1020, with its small, slim, stylish body and 7x optical zoom lens, and robust sales of the CAMEDIA SP series, which realizes 18x optical, high-magnification shots, contributed to the significant upswing in performance. In the voice recorders field, sales grew both domestically and overseas. In Japan, the slender, large-volume memory Voice-Trek V-13 performed extremely well, its "separate design" enabling it to be connected directly to a personal computer. In addition, the Company's entry into the Linear PCM Recorder market was well received thanks to its high sound quality uncompressed digital recording format. Finally, optical component sales also increased, underpinned by steady results in lens barrel units.

In the Medical Systems Business, sales climbed 13.3% to ¥353,269 million (US$3,364 million). The EVIS LUCERA SPECTRUM, which enables observations by using specific light spectra that contribute to the early detection of minute lesions, including cancers, and the upper gastrointestinal endoscope, which can be inserted either through the nasal tract or the mouth, performed well in the domestic medical endoscope market. Overseas, the EVIS EXERA II, a high-resolution HDTV endoscope system that also features observation using specific light spectra, sold well in the United States, Europe, Oceania and Latin America. In the Minimally Invasive Product (MIP) and endotherapy product fields, the number of units sold increased for clips and other haemostatic system products, biopsy forceps and other sampling products as well as for guidewires and other pancreaticobiliary therapeutic devices. Overseas, the previously mentioned EVIS EXERA II sold well to surgeons, while the launch of the Company's VISERA Pro multi-compatible endoscopic video imaging system in Asia and continued robust sales—mostly in the United States and Asia—of Olympus' high-definition videoscopes for abdominal and chest cavities contributed to a solid performance.

Sales in the Life Science Business were ¥131,446 million (US$1,252 million), an increase of 6.3% over the previous fiscal year. In the micro-imaging (microscopes) field, sales expanded thanks to robust results in biological microscopes in the United States and Europe and an upswing in the number of BX Series research system microscopes sold in the expanding markets of Asia, the Middle East and Latin America. For industrial microscopes, despite intensifying price competition owing to the downward trend in business investment in Japan and overseas, Olympus continued to promote sales expansion in regions such as Asia, which are exhibiting signs of partial recovery. Through these endeavors, net sales in this category were on par with those of the previous fiscal year. In the diagnostic systems field, sales increased on the back of the simultaneous launch in Japan of Olympus' blood analyzer (clinical chemistry analyzer) and new fully automated chemiluminescent enzyme immuno-analyzer as well as growth in the clinical diagnostics and testing business. Increased sales of new blood testers in the United States as well as a favorable performance in China for clinical biochemistry analyzers also contributed to strong results.

The Information & Communication Business recorded sales of ¥254,312 million (US$2,422 million). This represented a 5.0% decrease over the previous fiscal year. In its efforts to realize the "establishment of a stable consolidated business earnings structure," Olympus increased the direct sales ratio and streamlined costs in mobile handset sales, promoted computerization and expanded its component interests in the automobile aftermarket business. The Company also reshuffled a portfolio valued at around ¥10 billion, assessing business possibilities based on its investment securities ownership policy. Despite these endeavors, segment sales declined due to lower returns, reflecting changes in the sales fee plans of communications service providers involved in mobile handset sales by IT Telecom Inc.

In the Others business, sales amounted to ¥69,259 million (US$660 million), an increase of 7.6% over the previous fiscal year. In the non-destructive testing equipment field, strong sales in portable flaw detectors and highly functional ultrasonic phased-array instruments as well as the new highly durable, highly functional, high-definition IPLEX FX portable industrial endoscope contributed to a significant improvement in performance. Sales in the domestic information equipment field saw an upswing in the shipment volume of printers and printer components manufactured in collaboration with Riso Kagaku Corporation. In the biomedical materials field, the Company strove to strengthen its business by establishing a new company, Olympus Terumo Biomaterials Corp., as a joint venture with Terumo Corporation in April 2007. As a result, the launch of this new venture as well as collagen-related products, the commencement of full-scale marketing in overseas markets for existing products including bone prostheses, and the acquisition of ITX Corporation contributed significantly to sales growth.

Net Sales
(Millions of yen)


633,622
813,538
978,127
1,061,786
1,128,875
04
05
06
07
08

Operating Income/Net Income (Loss)
(Millions of yen)


62,997
33,564
23,153
-11,827
62,523
28,564
98,729
47,799
112,623
57,969
04
05
06
07
08
- Operating income
- Net income (loss)

Total Assets/Equity
(Millions of yen)


682,673
858,083
976,132
1,091,800
1,358,349
252,179
240,837
290,656
334,210
356,351
04
05
06
07
08
- Total assets
- Equity

Net Income

On the earnings front, the Olympus Group reported solid results for the fiscal year under review. Higher revenue from the Imaging Systems Business as well as successful cost reduction efforts achieved through business efficiency enhancements, year-on-year growth in the Medical Systems Business, particularly for its principal products mainly in Europe, and other factors contributed to an increase in operating income of 14.1% year on year, to ¥112,623 million (US$1,072 million).

In other income and expenses, the Company recorded a net expense of ¥18,011 million (US$171 million), an improvement of 28.3% over the previous fiscal year. While Olympus incurred a loss on investment in partnership totaling ¥2,893 million (US$27 million), the Company benefited from a number of factors, including a foreign exchange gain, net of ¥457 million (US$4 million), gain on sales of property, plant and equipment totaling ¥1,478 million (US$14 million), gain on changes in equity amounting to ¥1,909 million (US$18 million) and gain on transfer of business of ¥300 million (US$2 million).

Accounting for these factors, income before provision for income taxes was ¥94,612 million (US$901 million), an increase of 28.5% over the previous fiscal year. Provision for income taxes climbed 40.9% year on year to ¥36,760 million (US$350 million), resulting in net income for the fiscal year under review of ¥57,969 million (US$552 million), up 21.3%. For the fiscal year under review, basic net income per share came to ¥214.48 (US$2.04), an increase of ¥37.69 over the previous fiscal year.

ANALYSIS OF FINANCIAL POSITION

Total Assets

As of March 31, 2008, total assets stood at ¥1,358,349 million (US$12,936 million), up 24.4% over the previous fiscal year-end. This was mainly attributable to the inclusion of Gyrus Group PLC in the Group's scope of consolidation, starting from the fiscal year under review.

Total current assets decreased 5.1% year on year to ¥543,305 million (US$5,174 million) primarily reflecting a drop in cash and time deposits. Net property, plant and equipment rose 7.1% to ¥150,036 million (US$1,428 million), owing primarily to the year-on-year increase in machinery and equipment as well as construction in progress. As of the fiscal year-end, goodwill jumped 280.8% to ¥299,800 million (US$2,855 million). Other assets also more than doubled, rising 118.7% year on year to ¥161,700 million (US$1,540 million). As a result, investments and other assets surged 75.5% over the previous fiscal yea-end to ¥665,008 million (US$6,333 million).

Accounting for these factors, total asset turnover was 0.83 times, down from 0.97 times in the previous fiscal year.

Total Liabilities and Net Assets

Total liabilities climbed 32.6% year on year to ¥990,473 million (US$9,433 million), mainly due to increases in short-term borrowings, current maturities of long-term debt, accrued amount payable and deferred tax liability.

Total current liabilities surged 61.5% over March 31, 2007 to ¥662,454 million (US$6,309 million), owing primarily to the aforementioned jump in short-term borrowings. Total non-current liabilities edged down 2.6%, to ¥328,019 million (US$3,123 million).

As of March 31, 2008, net assets stood at ¥367,876 million (US$3,503 million), an increase of 6.6% over the previous fiscal year-end. The major component was retained earnings, which grew 24.4% year on year to ¥237,817 million (US$2,264 million).

Accounting for these factors, the equity ratio declined 4.4 percentage points to 26.2%, owing primarily to total asset growth.

Cash Flows

Cash and cash equivalents as of March 31, 2008 declined ¥54,960 million year on year, to ¥119,842 million (US$1,141 million).

Net cash provided by operating activities fell ¥19,394 million from ¥108,400 million in the previous fiscal year to ¥89,006 million (US$847 million). The major cash inflow was income before provision for income taxes, reflecting positive trends across most of the Company's business segments. The major cash outflows comprised increases in prepaid pension cost and inventories as well as a decrease in accounts payable.

Net cash used in investing activities jumped ¥207,822 million to ¥304,303 million (US$2,898 million). In the fiscal year under review, principal cash inflow, including withdrawal from time deposits, was more than offset by payments for acquisitions of new consolidated subsidiaries.

Net cash provided by financing activities totaled ¥164,401 million (US$1,565 million), up ¥162,209 million year on year. This was mainly attributable to the increase in short-term borrowings as well as proceeds from long-term debt.

Research & Development Expenditures

The Olympus Group continuously pursues new technologies through its R&D activities in order to bolster its core competencies in current businesses and create new business areas. In fiscal 2008, R&D expenditures amounted to ¥65,928 million (US$627 million), an increase of 18.7% compared with the previous fiscal year, and equivalent to 5.8% of total net sales.

Capital Expenditures

Capital expenditures grew 12.0% over the previous fiscal year, to ¥50,070 million (US$476 million). Depreciation and amortization also climbed 23.4% year on year, to ¥37,522 million (US$357 million).

Capital Expenditures
(Millions of yen)


41,917
46,127
44,444
44,696
50,070
24,249
29,758
27,022
30,404
37,522
04
05
06
07
08
- Capital Expenditures
- Depreciation and amortization

R&D Expenditures
(Millions of yen)


38,671
47,720
45,935
55,531
65,928
04
05
06
07
08

Rate of Return on Equity
(%)


14.1
-4.8
10.7
15.3
16.8
04
05
06
07
08

TEN-YEAR SUMMARY

Olympus Corporation and Consolidated Subsidiaries

	2008	2007
FOR THE YEAR:		
Net sales:		
Domestic	¥ 420,227	414,746
Overseas	¥ 708,648	647,040
Total	¥1,128,875	1,061,786
Percentage to previous year	106.3%	108.6
Net income (loss)	¥ 57,969	47,799
Percentage to net sales	5.1%	4.5
R&D expenditures	¥ 65,928	55,531
Capital expenditures	¥ 50,070	44,696
Depreciation and amortization	¥ 37,522	30,404
Earnings per share (in yen):		
Basic net income (loss)	¥ 214.48	176.79
Diluted net income	¥ 214.44	—
Cash dividends per share (in yen):		
Actual	¥ 40.00	35.00
AT YEAR-END:		
Total assets	¥1,358,349	1,091,800
Turnover (times)	0.83	0.97
Total liabilities	¥ 990,473	746,929
Minority interests	¥ 11,525	10,661
Equity	¥ 356,351	334,210
Equity ratio	26.2%	30.6
Working capital	¥ (119,149)	162,722
Number of shares issued (in thousands)	271,284	271,284
Number of employees	35,772	32,958

Notes:
1. See Note 1 (l) of Notes to the Consolidated Financial Statements in respect to the calculation of amounts and dividends per share.
2. These figures are based on accounting principles generally accepted in Japan.
3. 1999–2007: Diluted net income per share is not presented due to the fact that there were no potentially dilutive common shares which have resulted in a dilutive effect.
4. 2008: Diluted net income per share is presented due to the fact that there were potentially dilutive common shares which have resulted in a dilutive effect.
5. Effective for the year ended March 31, 2003, the Company had adopted the accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Shares," issued by the Accounting Standards Board of Japan on September 25, 2002).
6. Effective for the year ended March 31, 2007, the Company adopted the accounting standard for presentation of net assets in the balance sheet. See Note 2(e) of the Notes to the Consolidated Financial Statements for details.
7. 2007, 2008: Equity=Total net assets - Minority interests
   1998–2006: Equity = Total Shareholders' equity

Sales by Geographic Area
(%)



Other areas 2.3
Asia
12.3
37.2
Japan
Europe
26.9
21.3
North America
08

Sales by Business Segment
(%)



Others 6.2
28.4
Imaging Systems Business
Information and Communication Business
22.5
Life Science Business
11.6
31.3
Medical Systems Business
08

Millions of yen (except per share amounts)							
2006	2005	2004	2003	2002	2001	2000	1999
376,946	250,684	150,334	141,021	150,761	149,351	144,993	136,012
601,181	562,854	483,288	423,322	377,654	317,353	283,653	277,732
978,127	813,538	633,622	564,343	528,415	466,704	428,646	413,744
120.2	128.4	112.3	106.8	113.2	108.9	103.6	113.4
28,564	(11,827)	33,564	24,348	10,279	11,787	1,860	8,883
2.9	(1.5)	5.3	4.3	1.9	2.5	0.4	2.1
45,935	47,720	38,671	34,735	30,477	30,848	31,955	31,060
44,444	46,127	41,917	34,619	24,835	21,441	17,093	18,452
27,022	29,758	24,249	16,858	23,700	18,247	16,288	16,824
105.99	(44.98)	126.96	91.88	38.87	44.57	7.03	33.59
—	—	—	—	—	—	—	—
22.00	15.00	15.00	14.00	13.00	13.00	6.50	13.00
976,132	858,083	682,673	605,768	562,078	584,103	536,174	533,584
1.00	0.95	0.93	0.93	0.94	0.80	0.80	0.78
675,819	603,959	429,329	382,456	358,256	389,968	344,272	342,895
9,657	13,287	1,165	880	2,275	1,906	1,561	402
290,656	240,837	252,179	222,432	201,547	192,229	190,341	190,287
29.8	28.1	36.9	36.7	35.9	32.9	35.5	35.7
94,770	47,618	125,324	79,734	114,779	124,287	171,378	232,226
271,284	264,473	264,473	264,473	264,473	264,473	264,473	264,473
33,022	30,339	28,857	23,975	20,705	19,865	18,999	17,874

CONSOLIDATED BALANCE SHEETS

Olympus Corporation and Consolidated Subsidiaries
March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	2008
ASSETS			
Current Assets:			
Cash and time deposits (Notes 17 and 19)	¥ 158,281	¥ 216,586	$ 1,507,438
Securities (Note 4)	3	8,347	29
Notes and accounts receivable (Notes 6, 16 and 17)	193,555	192,855	1,843,381
Allowance for doubtful accounts	(3,109)	(3,381)	(29,610)
Inventories (Notes 7 and 17)	110,824	89,847	1,055,467
Deferred income taxes (Note 13)	36,719	32,319	349,705
Other current assets	47,032	36,265	447,923
Total current assets	543,305	572,838	5,174,333
Property, Plant and Equipment:			
Land (Note 17)	21,291	18,736	202,771
Buildings and structures (Note 17)	126,260	128,497	1,202,476
Machinery and equipment (Note 17)	212,330	200,727	2,022,190
Construction in progress	6,398	1,106	60,934
	366,279	349,066	3,488,371
Less-Accumulated depreciation	(216,243)	(208,977)	(2,059,457)
Net property, plant and equipment	150,036	140,089	1,428,914
Investments and Other Assets:			
Investment securities (Notes 4, 5 and 17)	193,843	216,636	1,846,124
Deferred income taxes (Note 13)	9,665	9,606	92,048
Goodwill	299,800	78,718	2,855,238
Other assets (Note 17)	161,700	73,913	1,540,000
Total investments and other assets	665,008	378,873	6,333,410
	¥1,358,349	¥1,091,800	$12,936,657

See accompanying notes to consolidated financial statements.

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	2008
LIABILITIES AND NET ASSETS			
Current Liabilities:			
Short-term borrowings (Notes 8 and 17)	¥ 311,962	¥ 139,973	$ 2,971,067
Current maturities of long-term debt (Notes 9 and 17)	62,026	8,638	590,724
Notes and accounts payable (Notes 10 and 16)	83,602	100,252	796,210
Other payable (Note 3a)	76,185	—	725,571
Accrued expenses	92,608	86,284	881,981
Income taxes payable	14,121	16,631	134,486
Other current liabilities	21,950	58,338	209,047
Total current liabilities	662,454	410,116	6,309,086
Non-Current Liabilities:			
Long-term debt, less current maturities (Notes 9 and 17)	282,768	313,603	2,693,029
Deferred income taxes (Note 3b)	30,488	—	290,362
Severance and retirement allowance (Note 11)	10,439	9,612	99,419
Other non-current liabilities	4,324	13,598	41,180
Total non-current liabilities	328,019	336,813	3,123,990
Contingent Liabilities: (Note 15)			
Net Assets: (Note 14)			
Common stock:			
Authorized-1,000,000,000 shares			
Issued-271,283,608 shares as of March 31, 2008	48,332	48,332	460,305
Capital surplus	73,049	73,049	695,705
Retained earnings	237,817	191,122	2,264,924
Treasury stock, at cost	(2,634)	(2,264)	(25,086)
Total shareholders' equity	356,564	310,239	3,395,848
Net unrealized holding gains on available-for-sale securities, net of taxes	6,320	16,078	60,190
Net unrealized gains (losses) on hedging derivatives, net of taxes	34	(184)	324
Foreign currency translation adjustments	(6,567)	8,077	(62,543)
Total valuation and translation adjustments	(213)	23,971	(2,029)
Minority interests	11,525	10,661	109,762
Total net assets	367,876	344,871	3,503,581
	¥1,358,349	¥1,091,800	$12,936,657

CONSOLIDATED STATEMENTS OF INCOME

Olympus Corporation and Consolidated Subsidiaries
For the years ended March 31, 2008, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	2008
Net sales	¥1,128,875	¥1,061,786	¥978,127	$10,751,190
Cost of sales	619,396	611,503	619,898	5,899,010
Gross profit	509,479	450,283	358,229	4,852,180
Selling, general and administrative expenses	396,856	351,554	295,706	3,779,580
Operating income	112,623	98,729	62,523	1,072,600
Other Income (Expenses):				
Interest expense, net	(11,177)	(11,256)	(9,020)	(106,448)
Gain (loss) on available-for-sale securities, net	(163)	(820)	116	(1,552)
Foreign currency exchange gain (loss), net	457	(4,120)	(4,953)	4,352
Net loss of investment in affiliated companies carried on the equity method	(2,766)	(2,394)	(1,451)	(26,343)
Loss on investment in partnership (Note 3c)	(2,893)	—	—	(27,552)
Gain on sales of investment securities in subsidiaries and affiliates	312	163	2,199	2,971
Gain on sale of beneficial interest in trust	—	—	1,522	—
Gain on sales of property, plant and equipment	1,478	—	—	14,076
Net gains due to decrease in equity interest in subsidiaries	1,909	—	—	18,181
Gain on transfer of business	300	—	—	2,857
Impairment loss on fixed assets (Note 18)	(1,093)	(1,619)	(1,411)	(10,410)
Other, net	(4,375)	(5,103)	(6,338)	(41,665)
Total	(18,011)	(25,149)	(19,336)	(171,533)
Income before provision for income taxes	94,612	73,580	43,187	901,067
Provision for Income Taxes: (Note 13)				
Current	38,952	31,682	24,573	370,971
Deferred	(2,192)	(5,601)	(9,741)	(20,876)
Total	36,760	26,081	14,832	350,095
Minority interest in losses of consolidated subsidiaries	117	300	209	1,114
Net income	¥ 57,969	¥ 47,799	¥ 28,564	$ 552,086

	Yen			U.S. dollars (Note 1)
Amounts per Share of Common Stock:				
Earnings per share-Basic	¥214.48	¥176.79	¥105.99	$2.043
-Diluted	¥214.44	¥ —	¥ —	$2.042
Cash Dividends, Applicable to the Year				
Actual	¥ 40.00	¥ 35.00	¥ 22.00	$0.381

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

Olympus Corporation and Consolidated Subsidiaries
For the years ended March 31, 2008 and 2007

(Millions of yen)

	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gains on available-for-sale securities, net of taxes	Net unrealized gains (losses) on hedging derivatives, net of taxes	Foreign currency translation adjustments	Minority interests	Total net assets
Shareholders' equity at March 31, 2006 as previously reported	¥48,332	¥73,049	¥153,864	¥(1,884)	¥273,361	¥16,422	¥ —	¥ 873	¥ —	¥290,656
Reclassification due to adoption of new accounting standards for presentation of net assets in the balance sheet at April 1, 2006									9,657	9,657
Net assets at April 1, 2006	¥48,332	¥73,049	¥153,864	¥(1,884)	¥273,361	¥16,422	¥ —	¥ 873	¥ 9,657	¥300,313
Cash dividends paid (Note)			(3,921)		(3,921)					(3,921)
Cash dividends paid			(2,974)		(2,974)					(2,974)
Bonus to directors and corporate auditors (Note)			(137)		(137)					(137)
Net income			47,799		47,799					47,799
Adjustment on projected benefit obligation of the consolidated subsidiary in the UK			(1,066)		(1,066)					(1,066)
Adjustment on projected benefit obligation of the consolidated subsidiary in the United States			(2,443)		(2,443)					(2,443)
Acquisition of treasury stock				(380)	(380)					(380)
Net change in items other than shareholders' equity						(344)	(184)	7,204	1,004	7,680
Net changes during the year	—	—	37,258	(380)	36,878	(344)	(184)	7,204	1,004	44,558
Net assets at March 31, 2007	¥48,332	¥73,049	¥191,122	¥(2,264)	¥310,239	¥16,078	¥(184)	¥ 8,077	¥10,661	¥344,871
Cash dividends paid			(11,893)		(11,893)					(11,893)
Increase in retained earnings due to exclusion of subsidiaries from consolidation			387		387					387
Net income			57,969		57,969					57,969
Adjustment on projected benefit obligation of the consolidated subsidiary in the UK			(465)		(465)					(465)
Adjustment on projected benefit obligation of the consolidated subsidiary in the United States			697		697					697
Acquisition of treasury stock				(370)	(370)					(370)
Net change in items other than shareholders' equity						(9,758)	218	(14,644)	864	(23,320)
Net changes during the year	—	—	46,695	(370)	46,325	(9,758)	218	(14,644)	864	23,005
Balance at March 31, 2008	¥48,332	¥73,049	¥237,817	¥(2,634)	¥356,564	¥6,320	¥ 34	¥ (6,567)	¥11,525	¥367,876

Note: Approved as appropriations of earnings at 2006 Annual General Shareholders' Meeting.

(Thousands of U.S. Dollars) (Note 1)

	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gains on available-for-sale securities, net of taxes	Net unrealized gains (losses) on hedging derivatives, net of taxes	Foreign currency translation adjustments	Minority interests	Total net assets
Net assets at March 31, 2007	$460,305	$695,705	$1,820,210	$(21,562)	$2,954,658	$153,123	$(1,752)	$ 76,924	$101,533	$3,284,486
Cash dividends paid			(113,267)		(113,267)					(113,267)
Increase in retained earnings due to exclusion of subsidiaries from consolidation			3,686		3,686					3,686
Net income			552,086		552,086					552,086
Adjustment on projected benefit obligation of the consolidated subsidiary in the UK			(4,429)		(4,429)					(4,429)
Adjustment on projected benefit obligation of the consolidated subsidiary in the United States			6,638		6,638					6,638
Acquisition of treasury stock				(3,524)	(3,524)					(3,524)
Net change in items other than shareholders' equity						(92,933)	2,076	(139,467)	8,229	(222,095)
Net changes during the year	—	—	444,714	(3,524)	441,190	(92,933)	2,076	(139,467)	8,229	219,095
Balance at March 31, 2008	$460,305	$695,705	$2,264,924	$(25,086)	$3,395,848	$ 60,190	$ 324	$ (62,543)	$109,762	$3,503,581

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Olympus Corporation and Consolidated Subsidiaries
For the year ended March 31, 2006

	Millions of yen
	2006
Common Stock:	
Balance at beginning of year	¥ 40,833
Issuance of common stock	7,499
Balance at end of year	¥ 48,332
Capital Surplus	
Balance at beginning of year	¥ 65,550
Issuance of common stock	7,499
Balance at end of year	¥ 73,049
Retained Earnings:	
Balance at beginning of year	¥133,523
Net income (loss)	28,564
Decrease of retained earnings at beginning of year due to the adoption of a new accounting standard for retirement benefits by the consolidated subsidiary in the UK	(1,939)
Cash dividends paid	(4,006)
Bonuses for directors and corporate auditors	(34)
Adjustment on projected benefit obligation of the consolidated subsidiary in the UK	(2,244)
Balance at end of year	¥153,864
Net Unrealized Holding Gains on Securities:	
Balance at beginning of year	¥ 6,201
Net increase	10,221
Balance at end of year	¥ 16,422
Foreign Currency Translation Adjustments:	
Balance at beginning of year	¥ (3,618)
Net increase	4,491
Balance at end of year	¥ 873
Treasury Stock, at Cost:	
Balance at beginning of year	¥ (1,652)
Net change in treasury stock	(232)
Balance at end of year	¥ (1,884)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Olympus Corporation and Consolidated Subsidiaries
For the years ended March 31, 2008, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	2008
Cash Flows from Operating Activities:				
Income before provision for income taxes	¥ 94,612	¥ 73,580	¥ 43,187	$ 901,067
Adjustments to reconcile income before provision for income taxes to net cash provided by operating activities:				
Depreciation and amortization	37,522	30,404	27,022	357,352
Amortization of consolidated adjustment accounts (Note 3d)	—	—	5,674	—
Amortization of goodwill (Note 3d)	8,077	7,868	—	76,924
Increase (decrease) in severance and retirement allowance	893	183	(393)	8,505
Decrease (increase) in prepaid pension cost	(8,757)	673	1,361	(83,400)
Increase (decrease) in provision for product warranties (Note 3e)	1,504	3,481	—	14,324
Interest income	(2,728)	(1,311)	(977)	(25,981)
Interest expense	13,905	12,567	9,997	132,429
Net loss of investment in affiliated companies carried on the equity method (Note 3g)	2,766	—	—	26,343
Net gains due to decrease in equity interest in subsidiaries	(1,909)	—	—	(18,181)
Loss (gain) on marketable and investment securities, net	163	820	(116)	1,552
Proceed from sale of beneficial interest in trust	—	—	(1,522)	—
Gain on sale of investment securities in subsidiaries and affiliates	(312)	(163)	(2,199)	(2,971)
Impairment loss on fixed assets	1,093	1,619	1,411	10,410
Decrease (increase) in accounts receivable	(3,959)	(17,432)	(9,622)	(37,705)
Decrease (increase) in inventories	(14,316)	6,821	15,643	(136,343)
Increase (decrease) in accounts payable	(9,230)	11,528	(15,340)	(87,905)
Increase (decrease) in other payable (Note 3f)	15,932	—	—	151,733
Increase (decrease) in accrued expense	(31)	15,871	4,092	(295)
Other	4,706	309	(830)	44,818
Sub-total	139,931	146,818	77,388	1,332,676
Interest and dividend received	4,114	2,341	1,974	39,181
Interest payments	(13,864)	(12,460)	(9,242)	(132,038)
Income taxes paid	(41,175)	(28,299)	(21,086)	(392,143)
Net cash provided by operating activities	89,006	108,400	49,034	847,676
Cash Flows from Investing Activities:				
Deposits in time deposits	(38,956)	(41,379)	(6,244)	(371,010)
Withdrawals from time deposits	41,775	6,609	6,588	397,857
Purchases of securities	—	(8,365)	(34,997)	—
Sales of securities	2,357	1,266	35,000	22,448
Purchases of property, plant and equipment	(47,953)	(41,269)	(44,892)	(456,695)
Sales of property, plant and equipment	2,306	644	50	21,962
Purchases of investment securities	(12,132)	(15,405)	(36,896)	(115,543)
Sales of investment securities	6,491	4,360	20,947	61,819
Payments for acquisition of new consolidated subsidiaries (Note 20)	(232,234)	(2,409)	(12,029)	(2,211,752)
Net increase (decrease) from sales of investment in subsidiaries related to changes in scope of consolidation	197	(231)	1,431	1,876
Payments for additional acquisition of consolidated subsidiaries	(18,355)	—	(12,297)	(174,810)
Sales of the trust beneficiary right	—	—	1,686	—
Proceeds from sales of investment in consolidated subsidiaries	608	—	—	5,790
Payments for loans receivable (Note 3h)	(9,912)	—	—	(94,400)
Proceeds from loans receivable (Note 3h)	1,544	—	—	14,705
Other	(39)	(302)	(102)	(371)
Net cash used in investing activities	(304,303)	(96,481)	(81,755)	(2,898,124)
Cash Flows from Financing Activities:				
Increase (decrease) in short-term borrowings	152,797	(20,025)	14,925	1,455,210
Proceeds from long-term debt	37,097	19,242	71,994	353,305
Repayments of long-term debt	(15,064)	(10,141)	(60,683)	(143,467)
Proceeds from issuance of bonds	100	44,384	39,833	952
Redemption of bonds	(94)	(25,092)	—	(895)
Proceed from issuance of common stock	—	—	14,918	—
Stock issue to minority shareholders	1,917	1,099	472	18,257
Dividends paid	(11,893)	(6,895)	(4,006)	(113,267)
Dividends paid to minority shareholders	(88)	—	(21)	(838)
Other	(371)	(380)	(232)	(3,533)
Net cash provided by financing activities	164,401	2,192	77,200	1,565,724
Effect of exchange rate changes on cash and cash equivalents	(4,405)	1,298	1,166	(41,952)
Net increase (decrease) in cash and cash equivalents	(55,301)	15,409	45,645	(526,676)
Cash and cash equivalents at beginning of year	174,802	159,307	113,625	1,664,780
Net increase in cash and cash equivalents associated with newly consolidated subsidiaries	578	146	46	5,505
Net decrease in cash and cash equivalents associated with exclusion from scope of consolidation	(237)	(60)	(9)	(2,257)
Cash and cash equivalents at end of year (Note 19)	¥119,842	¥174,802	¥159,307	$1,141,352

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presenting Consolidated Financial Statements

Olympus Corporation (the "Company") and its consolidated domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Law (formerly, the Securities and Exchange Law) and its related accounting regulations and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile.

The accompanying consolidated financial statements are a translation of the audited consolidated financial statements of the Company, which were prepared in accordance with accounting principles and practices generally accepted in Japan, from the accounts and records maintained by the Company and its consolidated subsidiaries and were filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Financial Instruments and Exchange Law (formerly, the Securities and Exchange Law). In preparing the accompanying consolidated financial statements, certain reclassifications (with certain expanded disclosure and the inclusion of the consolidated statements of shareholders' equity for 2006) have been made in the statutory Japanese language consolidated financial statements in order to present them in a form that is more familiar to readers outside Japan.

As discussed in Note2 (f), the consolidated statement of changes in net assets for the year ended March 31, 2007 has been prepared in accordance with the new accounting standard. The accompanying consolidated statements of shareholder's equity for the year ended March 31, 2006 was voluntarily prepared for the purpose of inclusion in the consolidated financial statements, although such statements were not required to be filed with the Local Finance Bureau.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the exchange rate of ¥105 to US$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(b) Principles of Consolidation and Accounting for Investments in Unconsolidated Subsidiaries and Affiliates

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries. For the year ended March 31, 2008, the accounts of 205 (183 in 2007) subsidiaries have been included in the consolidated financial statements. All significant inter-company balances and transactions have been eliminated in the consolidation.

The Company consolidates all significant investees which were controlled through substantial ownership of majority voting rights or existence of certain conditions.

Investments in certain unconsolidated subsidiaries and affiliated companies in which the Company has significant influence, but less than a controlling interest, are accounted for using the equity method. For the year ended March 31, 2008, 15 (22 in 2007) affiliates were accounted for by the equity method. Investments in companies in which the Company does not have significant influence are accounted for at cost. The differences between acquisition cost and underlying net equity at the time of acquisition ("goodwill") are generally being amortized on the straight-line method in the range of mainly 5 to 20 years.

(c) Cash and Cash Equivalents

In preparing the consolidated statements of cash flows, cash on hand, readily - available deposits and short-term highly liquid investments with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(d) Securities

In accordance with the accounting standard for financial instruments, the Company and its consolidated subsidiaries examined the intent of holding securities and classified those securities into four categories.

Held-to-maturity debt securities are stated at amortized cost. Equity securities issued by non-consolidated subsidiaries and affiliated companies are stated at moving-average cost. Available-for-sale securities with fair market values are stated at fair market value, and those with no fair market values at moving-average cost. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of the shareholders' equity in fiscal 2006 and net assets in fiscal 2007 and 2008. Realized gain on sale of such securities is computed using the moving-average cost method.

(e) Derivative and Hedge Accounting

Accounting standard for financial instruments requires companies to state derivative financial instruments at fair value and to recognize changes in the fair value as gains and losses unless derivative financial instruments are used for hedging purposes.

If derivative financial instruments are used as hedges and meets hedging criteria, the Company and consolidated subsidiaries defer recognition of gains and losses resulting from changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

(f) Inventories

Inventories are principally stated at the lower of cost (first-in first-out) or market.

(g) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is mainly computed by the declining balance method at rates based on the estimated useful lives of the relevant assets. The effective annual rates of depreciation as of March 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Buildings and structures	10.4%	7.9%	8.7%
Machinery and equipment	39.5%	32.0%	33.0%

(h) Allowance for Doubtful Accounts

The Company and consolidated subsidiaries provide allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(i) Pension and Retirement Allowance Plans

Employees of the Company, certain domestic consolidated subsidiaries and foreign consolidated subsidiaries are covered by funded pension plans.

Employees of domestic consolidated subsidiaries, directors and corporate auditors of the Company and several domestic consolidated subsidiaries are covered primarily by unfunded retirement allowance plans.

According to the approval at the Company's Annual Shareholders' Meeting on June 29, 2006, the Company terminated the policy relating to retirement benefits to directors and corporate auditors of the Company.

The amounts of pension payments and retirement allowances are generally determined on the basis of length of service and basic salary at the time of termination of service.

It is the Company's policy to fund amounts required to maintain sufficient plan assets to provide for accrued benefits based on a certain percentage of wage and salary costs. The plan assets consist principally of interest-bearing bonds and listed equity securities.

The Company and its consolidated subsidiaries provided allowance for employees' severance and retirement benefits at March 31, 2008 based on the amounts of projected benefit obligation and the fair value of the plan assets at that date. Allowance for employees' severance and retirement benefits was included in the liability section of the consolidated balance sheets together with severance and retirement allowance for directors and corporate auditors as of March 31, 2008, 2007 and 2006.

(j) Research and Development

Expenses relating to research and development activities are charged to income as incurred. Total amounts charged to income were ¥65,928 million ($627,886 thousand), ¥55,531 million and ¥45,935 million for the years ended March 31, 2008, 2007 and 2006, respectively.

(k) Certain Lease Transactions

Finance leases that do not transfer titles to lessees are accounted for in the same manner as operating leases.

(l) Income Taxes

The Company adopts the accounting standard that recognizes tax effects of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences.

In the year ended March 31, 2007, the Company adopted the consolidated taxation system designating Olympus Corporation as the parent company. Some subsidiaries have applied the consolidated taxation system since before.

(m) Amounts per Share

Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each fiscal year. Diluted EPS is similar to basic EPS except that the weighted-average of common shares outstanding is increased by the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. For the year ended for March 31, 2008, there were dilutive potential common shares which have resulted in a dilutive effect. Accordingly, the Company's dilutive net income per share were ¥214.44 (US$ 2.042). For the years ended for March 31 2007 and 2006, there were no dilutive common shares which have resulted in a dilutive effect. Accordingly, the Company's basic and dilutive earnings per share computations were the same for the periods presented.

Cash dividends per common share are the amounts applicable to the respective periods.

(n) Translation of Foreign Currency Financial Statements

In accordance with the accounting standards for foreign currency translations, assets and liabilities denominated in foreign functional currencies are translated at exchange rates at the balance sheet date. Shareholders' equity accounts are translated at historical exchange rates. Revenues and expenses denominated in foreign functional currencies are translated at average exchange rates for each corresponding fiscal year. Differences arising from translation are presented as "Foreign currency translation adjustments" in a separate component of net assets as of March 31, 2008 and 2007, and of shareholders' equity as of March 31, 2006.

2. CHANGES IN ACCOUNTING POLICIES

(a) Accounting Standards for the Impairment of Fixed Assets
In the year ended March 31, 2006, the Company had adopted new accounting standards for the impairment of fixed assets in accordance with "Accounting Standards for the Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standards for the Impairment of Fixed Assets," Business Accounting Council, August 9, 2002) and "Implementation Guidance for Accounting Standards for the Impairment of Fixed Assets," (Accounting Standards Board of Japan, Financial Accounting Standard Implementation Guidance No. 6, October 31, 2003). As a result of changes in standards, income before income taxes decreased ¥1,411 million compared to the same period a year earlier.

Accumulated loss from impairment is deducted directly from the acquisition costs of the related assets in accordance with the revised disclosure requirements.

(b) Change in Accounting Standards for Retirement Benefits in the United Kingdom Adopted by Consolidated Subsidiary in the United Kingdom
In the year ended March 31, 2006, consolidated subsidiary in the UK had adopted a new accounting standard for retirement benefits there. The effect of this change was to decrease retained earnings by ¥4,183 million since the unrecognized net transition obligation, amounting to ¥1,939 million and the unrecognized actuarial difference, amounting to ¥2,244 million were directly charged to retained earnings for the year ended March 31, 2006. The effect on net income of the adoption of this new accounting standard was not material.

(c) Accounting Standards for Employee Retirement and Severance Benefits
By the partial amendment of "Accounting Standards for Employee Retirement and Severance Benefits" issued by Business Accounting Council on June 16, 1998, unrecognized pension assets are allowed to be recognized as assets and profits.

In the year ended March 31, 2006, the Company adopted the partial amendment of "Corporate Accounting Standard No. 3 regarding Employee Retirement and Severance Benefits" issued on March 16, 2005. Unrecognized pension assets are supposed to be recognized in profit or loss as actuarial difference from the year ended March 31, 2007 onward.

(d) Accounting Standards for Bonuses to Directors and Corporate Auditors
In the year ended March 31, 2007, the Company has adopted new accounting standards for the bonuses to directors and corporate auditors in accordance with "Accounting Standards for the Bonuses to Directors" (Corporate Accounting Standard No. 4 regarding the bonuses to directors and corporate auditors issued on November 29, 2005).

The effect on net income of the adoption of this new accounting standard was not material.

(e) Accounting Standards for Presentation of Net Assets in the Balance Sheet
In the year ended March 31, 2007, the Company has adopted new accounting standards, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), and the implementation guidance for the accounting standard for presentation of net assets in the balance sheet (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005).

As of March 31, 2007, the consolidated balance sheets were prepared according to the new accounting standards comprising three sections: assets, liabilities and net assets. The consolidated balance sheet as of March 31, 2006 prepared pursuant to the previous presentation rules comprises assets, liabilities, minority interests and shareholders' equity sections. Under the new accounting standards, the following items were presented differently at March 31, 2007 compared to March 31, 2006. The net assets section includes net unrealized losses on hedging derivatives, net of taxes. Under the previous presentation rules, net unrealized losses on hedging derivatives, net of taxes, were included in the assets or liabilities sections without considering the related income tax effects. Minority interests were included in the net assets section at March 31, 2007. Under the previous presentation rules, companies were required to present minority interests between the non-current liabilities and the shareholders' equity sections. The adoption of the new accounting standard had no impacts on the consolidated statement of operations for the year ended March 31, 2007. Also, if the new accounting standards had not been adopted at March 31, 2007, shareholders' equity amounting to ¥334,394 million would have been presented.

(f) Accounting Standards for Statement of Changes in Net Assets
In the year ended March 31, 2007, the Company has adopted the new accounting standard, "Accounting Standard for Statement of Changes in Net Assets" (Statement No. 6 issued by the Accounting Standards Board of Japan on December 27, 2005), and the implementation guidance for the accounting standard for statement of changes in net assets (the Financial Accounting Standard Implementation Guidance No. 9 issued by the Accounting Standards Board of Japan on December 27, 2005).

The Company prepared the accompanying consolidated statement of changes in net assets for the year ended March 31, 2007 in accordance with the new accounting standards. The accompanying consolidated statement of shareholders' equity for the year ended March 31, 2006, which was voluntarily prepared for inclusion in the consolidated financial statements, has not been adapted to the new presentation rules of 2007.

(g) Accounting Standards for Business Combination and Business Separation
In the year ended March 31, 2007, the Company has adopted "Accounting Standards for Business Combinations" (Business Accounting Council, October 31, 2003) and "Accounting Standards for Business Separation" (Corporate Accounting Standard No. 7 regarding "the business separation" issued on December 27, 2005) and "Implementation Guidance for Accounting Standards for Business Combinations and separation" (Accounting Standards Board of Japan, Financial Accounting Standards Implementation Guidance No. 10, December 9, 2005).

(h) Change in Accounting Standards for Retirement Benefits in the United States Adopted by Consolidated Subsidiaries in the United States
In the year ended March 31, 2007, consolidated subsidiaries in the United States, have adopted a new accounting standard for retirement benefits in the United States.

The effect of this change was to decrease retained earnings by ¥2,443 million since the unrecognized actuarial difference amounting to ¥2,443 million was directly charged to retained earnings for the year ended March 31, 2007. The adoption of this new accounting standard has no impact on net income.

(i) Depreciation of Fixed Assets
In accordance with the changes of tax code introduced in the 2007 tax reform (Law Concerning Partial Revision of the Income Tax Law (Law No. 6, March 30, 2007) and the Law Concerning Partial Revision of the Enforcement Regulations of the Corporation Tax Law (Government Ordinance No. 83, March 30, 2007)), from the current fiscal year concerning the depreciation of tangible fixed assets acquired on and after April 1, 2007, the method of computing depreciation expenses have been changed to the new regulation.

The effect which this change has on the consolidated statements of income was not material.

3. RECLASSIFICATIONS

(Consolidated Balance Sheets)
(a) Other Payable
In the year ended March 31, 2008, "Other Payable", formerly included in Other current liabilities of CURRENT LIABILITIES was shown as an independent item. The amount of "Other Payable" included in Other current liabilities of CURRENT LIABILITIES in fiscal 2007 was ¥39,736 million.

(b) Deferred income taxes
In the year ended March 31, 2008, "Deferred income taxes", formerly included in Other non-current liabilities of NON-CURRENT LIABILITIES was shown as an independent item. The amount of "Deferred income taxes" included in Other non-current liabilities of NON-CURRENT LIABILITIES in fiscal 2007 was ¥9,167 million.

(Consolidated Statements of Income)
(c) Loss on investment in partnership
In the year ended March 31, 2008, "Loss on investment in partnership", formerly included in Other, net of OTHER INCOME (EXPENSES) was shown as an independent item. The amount of "Loss on investment in partnership" included in Other, net of OTHER INCOME (EXPENSES) in fiscal 2007 was ¥463 million.

(Consolidated Statements of Cash Flows)
(d) Amortization of consolidated adjustment accounts and goodwill
In the year ended March 31, 2007, amortization of consolidated adjustment accounts and goodwill were shown as "Amortization of goodwill" on the cash flow statement. The amount of amortization of goodwill included in depreciation and amortization expenses in fiscal 2006 was ¥213 million.

(e) Increase (decrease) in provision for product warranties
In the year ended March 31, 2007, "Increase (decrease) in provision for product warranties", formerly included in Other of cash flows from operating activities, was shown as an independent item. The amount of Increase (decrease) in provision for product warranties included in Other of cash flows from operating activities in fiscal 2006 was ¥1,345 million.

(f) Increase (decrease) in other payable
In the year ended March 31, 2008, "Increase (decrease) in other payable", formerly included in other of cash flows from operating activities, was shown as an independent item. The amount of "Increase in other payable" included in other of cash flows from operating activities in fiscal 2007 was ¥8,271 million.

(g) Net loss of investment in affiliated companies carried on the equity method
In the year ended March 31, 2008, "Net loss of investment in affiliated companies carried on the equity method", formerly included in Other of cash flows from operating activities, was shown as an independent item. The amount of "Net loss of investment in affiliated companies carried on the equity method" included in other of cash flows from operating activities in fiscal 2007 was ¥2,394 million.

(h) Payments for loans receivable and Proceeds from loans receivable
In the year ended March 31, 2008, "Payments for loans receivable" and "Proceeds from loans receivable", formerly included in Other of cash flows from investment activities, were shown as independent items. The amount of "Payments for loans receivable" and "Proceeds from loans receivable" included in other of cash flows from investment activities in fiscal 2007 were ¥768 million and ¥544 million, respectively.

4. SECURITIES

The following tables summarize acquisition costs, book values and fair value of securities with fair value as of March 31, 2008 and 2007:

Available-for-sale securities
Securities with book value (fair value) exceeding acquisition cost.

	Millions of yen						Thousands of U.S. dollars		
	2008			2007			2008		
	Acquisition cost	Book Value	Difference	Acquisition cost	Book Value	Difference	Acquisition cost	Book Value	Difference
Equity securities	¥ 25,230	¥ 40,802	¥15,572	¥ 39,762	¥ 63,745	¥23,983	$ 240,286	$ 388,590	$148,304
Others	96,077	98,339	2,262	96,078	97,987	1,909	915,019	936,562	21,543
Total	¥121,307	¥139,141	¥17,834	¥135,840	¥161,732	¥25,892	$1,155,305	$1,325,152	$169,847

Securities with book value (fair value) not exceeding acquisition cost.

	Millions of yen						Thousands of U.S. dollars		
	2008			2007			2008		
	Acquisition cost	Book Value	Difference	Acquisition cost	Book Value	Difference	Acquisition cost	Book Value	Difference
Equity securities	¥31,535	¥24,632	¥(6,903)	¥12,456	¥11,410	¥(1,046)	$300,333	$234,590	$(65,743)
Others	1,864	1,193	(671)	2,327	2,259	(68)	17,753	11,362	(6,391)
Total	¥33,399	¥25,825	¥(7,574)	¥14,783	¥13,669	¥(1,114)	$318,086	$245,952	$(72,134)

Note : The Company recognizes impairment loss when the fair market value of marketable and investment securities comes down to less than 50% of the acquisition cost at the end of the period. In addition, the loss is also recognized when the fair market value declines more than 30% but less than 50%, unless the recovery of the fair market value is reasonably expected under the market conditions, trends of earnings and other key measures.

The following table summarizes book values of securities not stated at fair value as of March 31, 2008 and 2007:

Available-for-sale securities

	Book value		
	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Non-listed equity securities	¥17,008	¥12,802	$161,981
Non-listed foreign bonds	404	9,928	3,848
Others	2,657	5,037	25,306
Total	¥20,069	¥27,767	$191,135

Maturities of available-for-sale securities were as follows:

	Millions of yen			
	2008			
	Within a year	Over a year but within five years	Over five years but within ten years	Total
Government bonds	¥ 3	¥ —	¥ —	¥ 3
Corporate bonds	—	358	—	358
Others	—	1,779	520	2,299
Total	¥ 3	¥ 2,137	¥520	¥2,660

	Millions of yen			
	2007			
	Within a year	Over a year but within five years	Over five years but within ten years	Total
Government bonds	¥ —	¥ 3	¥ —	¥ 3
Corporate bonds	5,903	457	4,021	10,381
Others	2,444	1,794	364	4,602
Total	¥8,347	¥2,254	¥4,385	¥14,986

	Thousands of U.S. dollars			
	2008			
	Within a year	Over a year but within five years	Over five years but within ten years	Total
Government bonds	$ 29	$ —	$ —	$ 29
Corporate bonds	—	3,410	—	3,410
Others	—	16,942	4,952	21,894
Total	$ 29	$20,352	$4,952	$25,333

Investment in unconsolidated subsidiaries and affiliates was as follows:

	Book value		
	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Investment securities	¥8,811	¥21,815	$83,914
Other assets	—	1,054	—
Total	¥8,811	¥22,869	$83,914

5. BUSINESS INCUBATION SECURITIES AND BUSINESS INCUBATION SECURITIES IN AFFILIATES

Business incubation securities and business incubation securities in affiliates that were held by subsidiaries of the Company were included in investment securities on the consolidated balance sheets as of March 31, 2008 and 2007. Business incubation securities amount to ¥4,762 million ($45,352 thousand) and ¥9,316 million, respectively. Business incubation securities in affiliates amount to ¥2,012 million ($19,162 thousand) and ¥3,645 million, respectively.

6. NOTES AND ACCOUNTS RECEIVABLE

Notes and accounts receivable as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Unconsolidated subsidiaries and affiliates	¥ 1,637	¥ 2,066	$ 15,590
Trade	191,918	190,789	1,827,791
Total	¥193,555	¥192,855	$1,843,381

7. INVENTORIES

Inventories as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Finished goods	¥ 69,823	¥62,108	$ 664,981
Work in process and raw materials	41,001	27,739	390,486
Total	¥110,824	¥89,847	$1,055,467

8. SHORT-TERM BORROWINGS

Short-term borrowings, which consist principally of bank loans. The annual interest rates on these borrowings ranged from 1.00% to 13.40% and from 0.58% to 13.40% as of March 31, 2008 and 2007, respectively.

9. LONG-TERM DEBT

Long-term debt as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
(Unsecured long-term debt)			
0.80% yen bonds, due July 2008	¥ 30,000	¥ 30,000	$ 285,714
0.84% yen bonds, due October 2009	20,000	20,000	190,476
0.71% yen bonds, due July 2010	20,000	20,000	190,476
1.09% yen bonds, due July 2012	20,000	20,000	190,476
1.94% yen bonds, due March 2017	20,000	20,000	190,476
1.69% yen bonds, due March 2014	15,000	15,000	142,857
1.98% yen bonds, due September 2016	10,000	10,000	95,238
1.16% loan from a Japanese bank, due December 2008	20,000	20,000	190,476
1.52% loan from a Japanese bank, due October 2011	25,000	25,000	238,095
1.54% loan from a Japanese bank, due September 2011	20,000	20,000	190,476
0.92% loan from a Japanese bank, due July 2011	10,000	10,000	95,238
1.90% loan from a Japanese bank, due March 2011	10,000	10,000	95,238
1.61% loan from a Japanese bank, due September 2012	10,000	10,000	95,238
2.16% loan from a Japanese bank, due March 2013	10,000	10,000	95,238
1.34% loan from a Japanese bank, due March 2011	20,000	20,000	190,476
1.89% loan from a Japanese bank, due March 2016	20,000	—	190,476
1.51% loan from a Japanese bank, due March 2015	10,000	—	95,238
Other bonds	5,598	5,574	53,314
Others from foreign banks	4,612	5,360	43,924
Others from Japanese banks	42,668	48,980	406,362
(Secured long-term debt)			
Others from foreign banks	1,106	1,147	10,533
Others from Japanese banks	810	1,180	7,718
	344,794	322,241	3,283,753
Less-current maturities	(62,026)	(8,638)	(590,724)
	¥282,768	¥313,603	$2,693,029

The aggregate annual maturities of long-term debt subsequent to March 31, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
2009	¥ 62,026	$ 590,724
2010	35,211	335,343
2011	69,792	664,686
2012	57,464	547,276
2013	43,031	409,819
Thereafter	77,270	735,905
Total	¥344,794	$3,283,753

10. NOTES AND ACCOUNTS PAYABLE

Notes and accounts payable as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Unconsolidated subsidiaries and affiliates	¥ 433	¥ 379	$ 4,124
Trade	83,169	99,873	792,086
Total	¥83,602	¥100,252	$796,210

11. SEVERANCE AND RETIREMENT ALLOWANCE

The Company and its consolidated subsidiaries adopted accounting standards for employees' severance and retirement benefits, under which the liabilities and expenses for severance and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The liabilities for severance and retirement allowance included in the liability section of the consolidated balance sheets as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Projected benefit obligation	¥ 124,004	¥ 123,455	$ 1,180,990
Unrecognized prior service costs	1,874	2,740	17,848
Unrecognized actuarial difference	(9,006)	4,397	(85,772)
Fair value of pension assets	(121,923)	(128,247)	(1,161,171)
Prepaid pension expenses	15,368	7,184	146,362
Allowance for employees' severance and retirement benefits	10,317	9,529	98,257
Severance and retirement allowance for directors and corporate auditors	122	83	1,162
Total severance and retirement allowance	¥ 10,439	¥ 9,612	$ 99,419

Included in the consolidated statements of income for the years ended March 31, 2008 and 2007, were employees' severance and retirement benefit expenses comprising the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Service costs - benefits earned during the year	¥ 6,403	¥ 6,435	$ 60,981
Interest cost on projected benefit obligation	3,638	3,462	34,648
Expected return on plan assets	(6,101)	(5,515)	(58,105)
Amortization of actuarial difference	539	2,686	5,133
Amortization of prior service costs	(772)	(1,116)	(7,352)
Severance and pension benefit expenses	¥ 3,707	¥ 5,952	$ 35,305

The discount rates used by the Company were mainly 2.0% in fiscal 2008 and 2007. The rate of expected return on plan assets used by the Company is mainly 4.0% in fiscal 2008 and 2007. The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years. Prior service costs were recognized as expense (or income) in equal amounts over mainly five years in fiscal 2008 and 2007, and actuarial gains (or losses) were recognized as income (or expense) in equal amounts over mainly five years in fiscal 2008 and 2007.

12. STOCK OPTION PLANS

A summary of information regarding the consolidated subsidiaries stock option plans for the year ended March 31, 2008 was as follows:

	ITX Corporation	Other consolidated subsidiaries
Qualified beneficiaries	5 directors 1 corporate auditor 91 employees 6 directors of subsidiaries of ITX Corporation	39 directors 5 corporate auditors 498 employees 3 directors of subsidiaries 29 employees of subsidiaries 6 external coagents
Class and number of shares of common stock for which new subscription rights were offered	Common stock 5,795	Common stock 23,832
Date of rights granted	From October 6, 2005 to April 28, 2006	From April 25, 2005 to September 28, 2007
Period of exercise of rights	From June 24, 2007 to June 23, 2010	From October 1, 2005 to March 31, 2019
Number of options before vested		
March 31, 2007	5,050	11,600
Granted	—	4,276
Lapsed	—	1,008
Vested	5,050	8,647
March 31, 2008	—	6,221
Number of options vested		
March 31, 2007	—	5,007
Vested	5,050	8,647
Exercised	—	70
Lapsed	580	359
March 31, 2008	4,470	13,225
For stock options exercised during the year:		
Exercise price (yen)	¥ —	¥50,000
Average price of common stock at the date of exercise (yen)	¥ —	¥50,000
For stock options outstanding at the end of the year:		
Exercise price (yen)	¥267,413	¥45,760

One of the other consolidated subsidiaries completed a 2-for-1 stock split by way of a free share distribution at the year ended March 31, 2008. The number of options and exercise price in the avobe information reflect from the stock split.

The fairly evaluated unit value on the stock option of the other consolidated subsidiaries was evaluated by the intrinsic value per unit for the year ended March 31, 2008. The evaluation methods utilized by the consolidated subsidiaries were net equity value method, cash flow method, or other methods which were optimum at the evaluation dates.

The total intrinsic value of the stock options was ¥31 million ($295 thousand) at the year ended March 31, 2008.

The total intrinsic value of the stock options exercised during the year was ¥- million ($- thousand) at the date of exercise.

A summary of information regarding the consolidated subsidiaries stock option plans for the year ended March 31, 2007 was as follows:

	ITX Corporation	Other consolidated subsidiaries
Qualified beneficiaries	5 directors 1 corporate auditor 91 employees 6 directors of subsidiaries of ITX Corporation	29 directors 4 corporate auditors 372 employees 3 directors of subsidiaries 29 employees of subsidiaries 6 external coagents
Class and number of shares of common stock for which new subscription rights were offered	Common stock 5,795	Common stock 19,556
Date of rights granted	From October 6, 2005 to April 28, 2006	From April 25, 2005 to November 15, 2006
Period of exercise of rights	From June 24, 2007 to June 23, 2010	From May 1, 2007 to June 27, 2017
Exercise price (yen)	¥266,859	¥42,565
Number of options before vested		
March 31, 2006	5,190	7,369
Granted	455	8,841
Lapsed	595	1,219
Vested	—	4,400
March 31, 2007	5,050	10,591
Number of options settled		
March 31, 2006	—	607
Vested	—	4,400
Exercised	—	—
Lapsed	—	—
March 31, 2007	—	5,007
For stock options outstanding at the end of the year:		
Exercise price (yen)	¥266,859	¥42,565

The fairly evaluated unit value on the stock option of the other consolidated subsidiaries was evaluated by the intrinsic value per unit for the year ended March 31, 2007. The evaluation methods utilized by the consolidated subsidiaries were net equity value method, cash flow method, or other methods which were optimum at the evaluation dates.

The total intrinsic value of the stock options was ¥19 million at the year ended March 31, 2007.

13. INCOME TAXES

Income taxes applicable to the Company and its domestic consolidated subsidiaries consist of corporate tax, inhabitant tax and enterprise tax, which in the aggregate resulted in normal statutory rates of approximately 40.7% for the years ended March 31, 2008, 2007 and 2006. Income taxes of foreign consolidated subsidiaries are based generally on tax rates applicable in their countries of incorporation.

The following table summarizes the significant differences between the statutory tax rate and the Company's effective tax rate for consolidated financial statement purposes for the years ended March 31, 2008, 2007 and 2006.

	2008	2007	2006
Japanese statutory tax rate	40.7%	40.7%	40.7%
Non-deductible expenses	1.2	2.1	8.3
Effect of foreign tax rate differences	(0.8)	(2.5)	(1.0)
Increase (decrease) of allowance for evaluation	(2.2)	(1.0)	(16.5)
Tax deduction for research and development	(4.0)	(6.6)	(3.9)
Amortization of consolidated adjustment accounts	—	—	5.3
Amortization of goodwill	3.7	3.6	—
Other, net	0.2	(0.9)	1.4
Effective tax rate	38.8%	35.4%	34.3%

Significant components of deferred income tax assets and liabilities as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Deferred income tax assets			
Inventories	¥ 9,123	¥ 7,536	$ 86,886
Prepaid expenses	9,478	7,097	90,267
Accrued bonuses	5,877	5,401	55,971
Unrealized intercompany profits	8,019	7,205	76,371
Depreciation of property, plant and equipment	4,955	4,203	47,190
Depreciation of intangible assets	11,340	12,631	108,000
Deferred assets	436	257	4,152
Severance and retirement allowances	3,164	3,126	30,133
Securities	3,175	3,643	30,238
Deficit carried forward	16,223	11,499	154,505
Other	6,025	10,835	57,382
Subtotal	77,815	73,433	741,095
Allowance for evaluation	(21,155)	(21,475)	(201,476)
Total deferred income tax assets	56,660	51,958	539,619
Net unrealized holding gains on available-for-sale securities, net of taxes	(3,715)	(8,787)	(35,381)
Prepaid pension expenses	(4,409)	(3,390)	(41,990)
Basis differences in assets acquired and liabilities assumed upon acquisition	(30,918)	—	(294,457)
Other	(3,726)	(7,154)	(35,486)
Total deferred income tax liabilities	(42,768)	(19,331)	(407,314)
Net deferred income tax assets	¥ 13,892	¥ 32,627	$ 132,305

14. NET ASSETS

The Japanese Corporate Law ("the Law") became effective on May 1, 2006, replacing the Japanese Commercial Code ("the Code"). The Law is generally applicable to events and transactions occurring after April 30, 2006 and for fiscal years ending after that date.

Under Japanese laws and regulations, the entire amount paid for new shares is required to be designated as common stock. However, a company may, by a resolution of its board of directors, designate an amount not exceeding one-half of the price of the new shares as additional paid-in capital, which is included in capital surplus.

Under the Law, in cases where a dividend distribution of surplus is made, the smaller of an amount equal to 10% of the dividend or the excess, if any, of 25% of common stock over the total of additional paid-in capital and legal earnings reserve must be set aside as additional paid-in capital or legal earnings reserve. Legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

Under the Code, companies were required to set aside an amount equal to at least 10% of the aggregate amount of cash dividends and other cash appropriations as legal earnings reserve until the total of legal earnings reserve and additional paid-in capital equaled 25% of common stock.

Under the Code, legal earnings reserve and additional paid-in capital could be used to eliminate or reduce a deficit by a resolution of the shareholders' meeting or could be capitalized by a resolution of the board of directors. Under the Law, both of these appropriations generally require a resolution of the shareholders' meeting.

Additional paid-in capital and legal earnings reserve may not be distributed as dividends. Under the Code, however, on condition that the total amount of legal earnings reserve and additional paid-in capital remained equal to or exceed 25% of common stock, they were available for distribution by resolution of the shareholders' meeting. Under the Law, all additional paid-in capital and all legal earnings reserve may be transferred to other capital surplus and other retained earnings, respectively, which are potentially available for dividends.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with Japanese laws and regulations.

A summary of information regarding the Consolidated Statement of Changes in Net Assets for the year ended March 31, 2008 was as follows:

Total number and class of shares issued and treasury stock

Class of Shares	As of the end of the previous consolidated fiscal year (Number of shares)	Increase in the current fiscal year (Number of shares)	Decrease in the current fiscal year (Number of shares)	As of the end of the current consolidated fiscal year (Number of shares)
Shares issued				
Common stock	271,283,608	—	—	271,283,608
Total	271,283,608	—	—	271,283,608
Treasury Stock				
Common stock (Note 1)	961,805	82,635	—	1,044,440
Total	961,805	82,635	—	1,044,440

1. The increase in the number of shares in common stock of treasury stock, 82,635 shares is due to the purchase of stock less than unit share.

Dividends

Dividend paid

Resolution	Class of shares	Amount of dividend paid (Millions of yen)	Dividend per share (Yen)	Record Date	Effective date
General Shareholders' Meeting (June 28, 2007)	Common Stock	¥6,488	¥24.00	March 31, 2007	June 29, 2007
		(Thousands of U.S. dollars)	(U.S. dollars)		
		$61,790	$0.23		

Resolution	Class of shares	Amount of dividend paid (Millions of yen)	Dividend per share (Yen)	Record Date	Effective date
Board of Directors (November 6, 2007)	Common Stock	¥5,405	¥20.00	September 30, 2007	December 7, 2007
		(Thousands of U.S. dollars)	(U.S. dollars)		
		$51,476	$0.19		

Dividends resolved during the current period that will be effective after the period-end

Resolution	Class of shares	Amount of dividend paid (Millions of yen)	Funds of distribution	Dividend per share (Yen)	Record Date	Effective date
General Shareholders' Meeting (June 27, 2008)	Common Stock	¥5,405	Retained earnings	¥20.00	March 31, 2008	June 30, 2008
		(Thousands of U.S. dollars)		(U.S. dollars)		
		$51,476		$0.19		

A summary of information regarding the Consolidated Statement of Changes in Net assets for the year ended March 31,2007 was as follows:

Total number and class of shares issued and treasury stock

Class of Shares	As of the end of the previous consolidated fiscal year (Number of shares)	Increase in the current fiscal year (Number of shares)	Decrease in the current fiscal year (Number of shares)	As of the end of the current consolidated fiscal year (Number of shares)
Shares issued				
Common stock	271,283,608	—	—	271,283,608
Total	271,283,608	—	—	271,283,608
Treasury Stock				
Common stock (Note 1)	856,534	105,271	—	961,805
Total	856,534	105,271	—	961,805

1. The increase in the number of shares in common stock of treasury stock, 105,271 shares is due to the purchase of stock less than unit share.

Dividends

Dividend paid

Resolution	Class of shares	Amount of dividend paid (Millions of yen)	Dividend per share (Yen)	Record Date	Effective date
General Shareholders' Meeting (June 29, 2006)	Common Stock	¥3,921	¥14.50	March 31, 2006	June 30, 2006

Resolution	Class of shares	Amount of dividend paid (Millions of yen)	Dividend per share (Yen)	Record Date	Effective date
Board of Directors (November 7, 2006)	Common Stock	¥2,974	¥11.00	September 30, 2006	December 8, 2006

Dividends resolved during the current period that will be effective after the period-end

Resolution	Class of shares	Amount of dividend paid (Millions of yen)	Funds of distribution	Dividend per share (Yen)	Record Date	Effective date
General Shareholders' Meeting (June 28, 2007)	Common Stock	¥6,488	Retained earnings	¥24.00	March 31, 2007	June 29, 2007

15. CONTINGENT LIABILITIES

The Company and its consolidated subsidiaries were contingently liable for notes and bills discounted of ¥1,417 million ($13,495 thousand) and ¥3,179 million as of March 31, 2008 and 2007, respectively endorsed of ¥153 million ($1,457 thousand) and ¥179 million as of March 31, 2008 and 2007. The Company and its consolidated subsidiaries were also contingently liable as guarantors of borrowings, primarily for housing loans to employees, amounting to ¥331 million ($3,152 thousand) and ¥391 million, and secondly for borrowing from banks to subsidiaries, amounting to ¥2,240 million ($21,333 thousand) and ¥1,928 million as of March 31, 2008 and 2007.

16. TRADE NOTES MATURING ON BANK HOLIDAYS AT THE END OF YEAR

As financial institutions in Japan were closed on March 31, 2007, trade notes maturing on March 31, 2007 were accounted for as if they were settled at that date.

The amount of trade notes maturing as at March 31, 2007 was as follows:

	Millions of yen
Trade notes receivable	¥ 580
Trade notes payable	1,434

17. PLEDGED ASSETS

The following assets were pledged as collateral for short-term borrowings and long-term debt as of March 31, 2008 and 2007:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Cash and time deposits	¥ 513	¥ 596	$ 4,886
Accounts receivable	490	509	4,667
Inventories	294	306	2,800
Buildings and structures	1,660	2,047	15,810
Machinery and equipment	276	286	2,629
Land	1,861	1,881	17,724
Investment securities	81	88	770
Other assets	—	30	—
	¥5,175	¥ 5,743	$49,286

The obligations secured by such collateral were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Long-term debt	¥ 663	¥2,327	$ 6,314
Current maturities of long-term debt	1,253	—	11,933
Short-term borrowings	139	770	1,324
	¥2,055	¥3,097	$19,571

18. LOSS ON IMPAIRMENT OF FIXED ASSETS

The loss on impairment of fixed assets that the Company and its consolidated subsidiaries recorded for the years ended March 31, 2008, 2007 and 2006 were as follows:

(For the year ended March 31, 2008)

Use	Type of assets	Location	Millions of yen	Thousands of U.S. dollars
Assets used for Life Science Business	Goodwill	Munich, Germany	¥1,058	$10,076
Idle properties	Building	Tokyo and others	35	334
Total			¥1,093	$10,410

(For the year ended March 31, 2007)

Use	Type of assets	Location	Millions of yen
Assets used for Life Science Business	Goodwill	Munster, Germany	¥ 247
Assets used for Information	Goodwill	Tokyo, Fukuoka	435
and Communication Business	Building	and others	188
Assets used for others business	Goodwill	Nagano and others	269
	Machinery and Equipment		24
Idle properties	Land	Nagano	255
	Building		201
Total			¥1,619

(For the year ended March 31, 2006)

Use	Type of assets	Location	Millions of yen
Assets used for Information and Communication Business	Consolidated adjustment accounts and other intangible assets	Tokyo	¥1,331
	Buildings and structures	Tokyo and others	32
Assets used for other business	Other intangible assets	Tokyo	36
Idle properties	Land	Shiga	12
Total			¥1,411

The Company and its consolidated subsidiaries classified fixed assets into the groups of the business segments. The idle properties are considered to constitute a group.

For assets for business use were not expected to make a profit constantly because of the degradation of the business environment. As a result, carrying amounts of assets for business use were devaluated to their recoverable amounts. The recoverable amounts were calculated on the basis of utility value, with future cash flows discounted by 15% in fiscal 2008, mainly 6.5% or 5.9% in fiscal 2007 and 6.6% in fiscal 2006.

Carrying amounts of idle properties were devaluated to their recoverable amounts, owing to substantial decline in the fair market value. The recoverable amounts were estimated by net realizable value of fixed assets which were calculated based on net selling price in fiscal 2008 and 2007, and by assessed value of fixed assets which were reflected in market price in fiscal 2006.

19. CASH AND CASH EQUIVALENTS

Reconciliations of cash and time deposits shown in the consolidated balance sheets and cash and cash equivalents shown in the consolidated statements of cash flows as of March 31, 2008, 2007 and 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Cash and time deposits	¥158,281	¥216,586	¥165,720	$1,507,438
Less: Time deposits with maturities over three months	(38,439)	(41,794)	(6,423)	(366,086)
Cash equivalents included in marketable securities	—	10	10	—
Cash and cash equivalents	¥119,842	¥174,802	¥159,307	$1,141,352

20. CASH FLOW FROM ACQUISITION OF CONSOLIDATED SUBSIDIARIES

Details of assets and liabilities when Gyrus Group PLC and other subsidiaries were consolidated, acquisition costs of shares, and payments for acquisition of Gyrus Group PLC for the year ended March 31, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
Notes and accounts receivable	¥ 7,611	$ 72,486
Inventories	10,033	95,552
Other current assets	11,535	109,857
Property, plant and equipment	7,508	71,505
Goodwill	208,450	1,985,238
Other assets	87,591	834,199
Investments and other assets	2,927	27,876
Notes and accounts payable	(1,635)	(15,571)
Short-term borrowings	(28,401)	(270,486)
Other current liabilities	(12,352)	(117,638)
Long-term debt	(2,293)	(21,838)
Other non-current liabilities	(24,737)	(235,590)
Minority interests	(124)	(1,181)
Total equity method until consolidation	(6,378)	(60,743)
Sub-total: acquisition cost of Gyrus Group PLC and other subsidiaries	259,735	2,473,666
Amount owed of purchase price	20,468	194,933
Cash and cash equivalents owned by Gyrus Group PLC and other subsidiaries	7,033	66,981
Payments for acquisition of Gyrus Group PLC and other subsidiaries	¥232,234	$2,211,752

Since purchase price allocation was based on preliminary estimates of fair value for the year ended March 31, 2008, asset and liability balances were subject to subsequent revisions.

In addition, since there were possibilities to change the purchase price of the companies based on the purchase agreement, goodwill was also subject to subsequent revision.

Details of assets and liabilities when NDT Engineering Corporation and other companies were consolidated for the year ended March 31, 2006 were as follows:

	Millions of yen
Notes and accounts receivable	¥ 2,184
Inventories	2,327
Property, plant and equipment	2,465
Investments and other assets	4,680
Notes and accounts payable	(1,224)
Short-term borrowings	(2,564)
Other current liabilities	(23)
Total	¥ 7,845

21. INFORMATION FOR CERTAIN LEASE TRANSACTIONS

LESSEE:

The Company and its consolidated subsidiaries lease certain machinery and equipment under the non-cancelable finance and operating leases. Finance leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases. Certain information for such non-capitalized finance leases for the years ended March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
(Equivalent amount)	2008	2007	2008
Acquisition cost	¥10,744	¥10,592	$102,324
Accumulated depreciation	(4,680)	(5,391)	(44,572)
Estimated net book value	¥ 6,064	¥ 5,201	$ 57,752

(Lease payments and pro forma information)	Millions of yen 2008	Millions of yen 2007	Thousands of U.S. dollars 2008
Lease payments	¥2,612	¥2,540	$24,876
Equivalent of depreciation expense	2,434	2,377	23,181
Equivalent of interest expense	194	159	1,848

Equivalent of depreciation expense is computed using the straight-line method over the lease terms assuming no residual value. Equivalent of interest expense is computed using the interest rate method over the lease terms for the difference between acquisition cost and total lease payments.

Future minimum lease payments under the non-cancelable finance and operating leases having remaining terms in excess of one year as of March 31, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
2008	¥2,269	$21,610
2009 and thereafter	3,950	37,619
Total minimum lease payments	¥6,219	$59,229

22. DERIVATIVE FINANCIAL INSTRUMENTS

The Company and its consolidated subsidiaries use derivative financial instruments in the normal course of their business to manage the exposure to fluctuations in foreign exchange rates and interest rates. The primary classes of derivatives used by the Company and its consolidated subsidiaries are foreign exchange forward contracts, currency options, currency swaps and interest rate swaps. Almost all derivative transactions are used to hedge interest rates and foreign currency positions in connection with their business. Accordingly, market risk in these derivatives is largely offset by opposite movements in the underlying positions. Management assesses derivative transactions and market risks surrounding these transactions according to the Company's policy regarding derivative transactions. Contracts of derivative financial instruments are executed by finance departments of the Company or subsidiaries.

The counterparties to the derivative financial instruments of the Company and its consolidated subsidiaries are substantial and creditworthy multi-national commercial banks or other financial institutions that are recognized market makers. Neither the risks of counterparty non-performance nor the economic consequences of counterparty non-performance associated with these contracts are considered by the Company to be material.

Part of its consolidated subsidiaries also use stock-price swap contracts for speculation purposes within a limited amount. Stock-price swap contracts are exposed to stock-price fluctuation risk.

The following table summarizes the underlying notional transaction amounts, book values and fair values for outstanding derivative financial instruments by risk category and instrument type as of March 31, 2008 and 2007:

(As of March 31, 2008)	Millions of yen			Thousands of U.S. dollars		
	Notional amount	Book value	Fair value	Notional amount	Book value	Fair value
Foreign exchange forward contracts						
To buy U.S. dollars	¥ 271	¥ —	¥ 273	$ 2,581	$ —	$ 2,600
To buy other currencies	2,265	—	2,316	21,571	—	22,057
To sell U.S. dollars	27,503	—	27,503	261,933	—	261,933
To sell British pounds	3,524	—	3,205	33,562	—	30,524
To sell other currencies	1,461	—	1,452	13,914	—	13,829
Foreign exchange option contracts						
Put option	6,274	131	475	59,752	1,248	4,524
Interest rate swap contracts	250	—	(12)	2,381	—	(114)

(As of March 31, 2007)	Millions of yen		
	Notional amount	Book value	Fair value
Foreign exchange forward contracts			
To buy U.S. dollars	¥ 206	¥ —	¥ 206
To buy other currencies	1,835	—	1,823
To sell U.S. dollars	5,456	—	5,369
To sell British pounds	4,235	—	4,175
To sell other currencies	4,507	—	4,460
Foreign exchange option contracts			
Put option	3,970	72	98
Interest rate swap contracts	250	—	(23)

Foreign exchange forward contracts, interest rate swap contracts, currency swap contracts and foreign exchange option contracts for which the hedge accounting is applied, are excluded from the above amounts.

The fair value of currency option agreements is estimated by obtaining quotes from financial institutions. The fair value of foreign exchange forward contracts is estimated based on market prices for contracts with similar terms. The fair value of interest rate swap contracts and stock-price swap contracts are estimated by obtaining quotes from financial institutions.

23. SEGMENTAL INFORMATION

(a) Information by business segment

Segment information for the years ended March 31, 2008, 2007 and 2006 are shown in the tables below:

	Millions of yen							
	2008							
	Imaging Systems Business	Medical Systems Business	Life Science Business	Information and Communication Business	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:								
Unaffiliated customers	¥320,589	¥353,269	¥131,446	¥254,312	¥ 69,259	¥1,128,875	¥ —	¥1,128,875
Intersegment	347	85	219	—	574	1,225	(1,225)	—
Total	320,936	353,354	131,665	254,312	69,833	1,130,100	(1,225)	1,128,875
Operating expenses	287,850	254,934	124,675	251,311	68,916	987,686	28,566	1,016,252
Operating income	33,086	98,420	6,990	3,001	917	142,414	(29,791)	112,623
Assets	147,293	537,921	94,916	128,949	151,641	1,060,720	297,629	1,358,349
Depreciation and amortization	8,748	10,778	5,943	2,470	4,359	32,298	5,224	37,522
Capital expenditures	¥ 10,638	¥ 16,536	¥ 7,792	¥ 3,191	¥ 4,476	¥ 42,633	¥ 7,437	¥ 50,070

	Millions of yen							
	2007							
	Imaging Systems Business	Medical Systems Business	Life Science Business	Information and Communication Business	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:								
Unaffiliated customers	¥294,303	¥311,709	¥123,706	¥267,691	¥64,377	¥1,061,786	¥ —	¥1,061,786
Intersegment	455	76	37	—	596	1,164	(1,164)	—
Total	294,758	311,785	123,743	267,691	64,973	1,062,950	(1,164)	1,061,786
Operating expenses	267,550	223,932	115,664	264,975	64,101	936,222	26,835	963,057
Operating income	27,208	87,853	8,079	2,716	872	126,728	(27,999)	98,729
Assets	157,693	227,884	94,632	131,069	90,004	701,282	390,518	1,091,800
Depreciation and amortization	9,376	6,920	4,828	2,669	2,979	26,772	3,632	30,404
Capital expenditures	¥ 7,766	¥ 15,968	¥ 8,020	¥ 3,134	¥ 4,148	¥ 39,036	¥ 5,660	¥ 44,696

	Millions of yen							
	2006							
	Imaging Systems Business	Medical Systems Business	Life Science Business	Information and Communication Business	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:								
Unaffiliated customers	¥254,541	¥266,317	¥107,915	¥284,908	¥64,446	¥978,127	¥ —	¥978,127
Intersegment	215	14	5	—	561	795	(795)	—
Total	254,756	266,331	107,920	284,908	65,007	978,922	(795)	978,127
Operating expenses	249,964	189,689	100,361	287,549	63,564	891,127	24,477	915,604
Operating income (loss)	4,792	76,642	7,559	(2,641)	1,443	87,795	(25,272)	62,523
Assets	129,895	193,280	79,571	131,348	85,930	620,024	356,108	976,132
Depreciation and amortization	10,199	5,606	4,273	1,844	3,140	25,062	1,960	27,022
Capital expenditures	¥ 9,642	¥ 14,824	¥ 8,270	¥ 2,720	¥ 5,144	¥ 40,600	¥ 3,844	¥ 44,444

	Thousands of U.S. dollars							
	2008							
	Imaging Systems Business	Medical Systems Business	Life Science Business	Information and Communication Business	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:								
Unaffiliated customers	$3,053,229	$3,364,467	$1,251,867	$2,422,019	$ 659,608	$10,751,190	$ —	$10,751,190
Intersegment	3,304	809	2,085	—	5,469	11,667	(11,667)	—
Total	3,056,533	3,365,276	1,253,952	2,422,019	665,077	10,762,857	(11,667)	10,751,190
Operating expenses	2,741,428	2,427,943	1,187,381	2,393,438	656,343	9,406,533	272,057	9,678,590
Operating income	315,105	937,333	66,571	28,581	8,734	1,356,324	(283,724)	1,072,600
Assets	1,402,790	5,123,057	903,962	1,228,086	1,444,200	10,102,095	2,834,562	12,936,657
Depreciation and amortization	83,314	102,648	56,600	23,524	41,514	307,600	49,752	357,352
Capital expenditures	$ 101,314	$ 157,486	$ 74,210	$ 30,390	$ 42,629	$ 406,029	$ 70,828	$ 476,857

Note: 1. In April 2005, the Company transferred the product categories of industrial microscopes from the "Industrial Systems Business" to the "Life Science Business," and industrial endoscopes, printers, and bar code data processing equipment from the "Industrial Systems Business" to "Others" based on the technical characteristics of the products. The "Industrial Systems Business" was removed and its product categories were integrated into the following five business segments: "Imaging Systems Business," "Medical Systems Business," "Life Science Business," "Information and Communication Business," and "Others."

2. In fiscal 2008, these five business segments included the following products :

Imaging Systems Business:	Digital cameras, Voice Recorders
Medical Systems Business:	Medical endoscopes, Surgical endoscopes, Endo-therapy devices, Ultrasound endoscopes
Life Science Business:	Diagnostic systems, Biological microscopes, Analytical services of genomic information, Industrial microscopes
Information and Communication Business:	Mobile terminals, Mobile solutions, Mobile content services, Network infrastructure systems, Development and sales of business package software, Semiconductor devices, Electric equipment
Others:	Industrial endoscopes, Non-destructive testing equipment, Printers, Bar code data processing equipment, Software development, etc.

3. In fiscal 2007, these five business segments included the following products :

Imaging Systems Business:	Digital cameras, Film cameras, Voice Recorders
Medical Systems Business:	Medical endoscopes, Surgical endoscopes, Endo-therapy devices, Ultrasound endoscopes
Life Science Business:	Diagnostic systems, Biological microscopes, Analytical services of genomic information, Industrial microscopes
Information and Communication Business:	Mobile terminals, Mobile solutions, Mobile content services, Network infrastructure systems, Development and sales of business package software, Semiconductor devices, Electric equipment
Others:	Industrial endoscopes, Non-destructive testing equipment, Printers, Bar code data processing equipment, Software development, etc.

4. In fiscal 2006, these five business segments included the following products :

Imaging Systems Business:	Digital cameras, Film cameras, Voice Recorders
Medical Systems Business:	Medical endoscopes, Surgical endoscopes, Endo-therapy devices, Ultrasound endoscopes
Life Science Business:	Diagnostic systems, Biological microscopes, Analytical services of genomic information, Industrial microscopes
Information and Communication Business:	Mobile terminals, Mobile solutions, Mobile content services, Network infrastructure systems, System development, Semiconductor devices, Electric equipment
Others:	Industrial endoscopes, Non-destructive testing equipment, Printers, Bar code data processing equipment, Software development, etc.

(b) Information by geographic location

	Millions of yen						
	2008						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	¥484,146	¥259,137	¥299,667	¥ 85,925	¥1,128,875	¥ —	¥1,128,875
Intersegment	341,219	10,675	13,318	110,410	475,622	(475,622)	—
Total	825,365	269,812	312,985	196,335	1,604,497	(475,622)	1,128,875
Operating expenses	734,203	250,022	290,863	185,801	1,460,889	(444,637)	1,016,252
Operating income	91,162	19,790	22,122	10,534	143,608	(30,985)	112,623
Assets	¥615,009	¥364,099	¥228,072	¥121,033	¥1,328,213	¥ 30,136	¥1,358,349

	Millions of yen						
	2007						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	¥474,372	¥242,760	¥270,824	¥ 73,830	¥1,061,786	¥ —	¥1,061,786
Intersegment	301,331	7,606	11,238	100,867	421,042	(421,042)	—
Total	775,703	250,366	282,062	174,697	1,482,828	(421,042)	1,061,786
Operating expenses	692,809	228,982	263,249	165,500	1,350,540	(387,483)	963,057
Operating income	82,894	21,384	18,813	9,197	132,288	(33,559)	98,729
Assets	¥325,012	¥122,676	¥186,165	¥116,206	¥ 750,059	¥ 341,741	¥1,091,800

	Millions of yen						
	2006						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	¥474,387	¥209,473	¥229,000	¥ 65,267	¥ 978,127	¥ —	¥978,127
Intersegment	263,849	6,793	8,710	77,861	357,213	(357,213)	—
Total	738,236	216,266	237,710	143,128	1,335,340	(357,213)	978,127
Operating expenses	677,714	200,438	225,604	143,099	1,246,855	(331,251)	915,604
Operating income	60,522	15,828	12,106	29	88,485	(25,962)	62,523
Assets	¥296,479	¥105,389	¥150,138	¥100,358	¥ 652,364	¥ 323,768	¥976,132

	Thousands of U.S. dollars						
	2008						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	$4,610,914	$2,467,971	$2,853,971	$ 818,334	$10,751,190	$ —	$10,751,190
Intersegment	3,249,705	101,667	126,838	1,051,523	4,529,733	(4,529,733)	—
Total	7,860,619	2,569,638	2,980,809	1,869,857	15,280,923	(4,529,733)	10,751,190
Operating expenses	6,992,409	2,381,162	2,770,123	1,769,534	13,913,228	(4,234,638)	9,678,590
Operating income	868,210	188,476	210,686	100,323	1,367,695	(295,095)	1,072,600
Assets	$5,857,229	$3,467,610	$2,172,114	$1,152,695	$12,649,648	$ 287,009	$12,936,657

Notes:Segmentation is determined by geographical adjacency.
America includes the United States, Canada, Mexico and Brazil.
Europe includes Germany, the United Kingdom, France and other countries.
Asia includes Singapore, Hong Kong, China, South Korea, Australia and other countries.

(c) Overseas sales information

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Export sales (A)	¥ 708,648	¥ 647,040	¥601,181	$ 6,749,029
to North America	240,254	229,235	224,283	2,288,133
to Europe	303,110	278,514	247,857	2,886,762
to Asia	138,873	114,404	96,081	1,322,600
to Other areas	26,411	24,887	32,960	251,534
Net sales (B)	¥1,128,875	¥1,061,786	¥978,127	$10,751,190
A/B (%)	62.8%	60.9%	61.5%	62.8%

Notes:Segmentation is determined by geographical adjacency.
North America includes the United States and Canada. Europe includes Germany, the United Kingdom, France and other countries.
Asia includes Singapore, Hong Kong, China, South Korea, Australia and other countries.
Other areas include Central and South America, Africa and others.

24. RELATED PARTIES

Significant transactions with related parties in the years ended March 31, 2008 and 2007 were as follows.

G.C. New Vision Ventures, L.P. (an unconsolidated subsidiary)

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Refund of Investment	¥13,911	¥ —	$132,486

25. SUBSEQUENT EVENTS

The directors' meeting held on May 8, 2008 approved the acquisition of treasury stock in accordance with Article 156 applied by reading of terms pursuant to the provisions of Article 165(3) of the Japanese Corporate Law. The details were as follows:

Class of shares: Common stock
Number of shares: Limited to 3,500,000 shares
Cost of share acquisitions: Limited to ¥10,000 million ($95,238 thousand)
Period of acquisitions: From May 9, 2008 to June 20, 2008
Method of purchase: From market

The company repurchased 2,958,000 shares of treasury stock at an acquisition cost of ¥9,998 million ($95,219 thousand) at Tokyo Stock Exchange from May 9, 2008 to June 20, 2008.

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF OLYMPUS CORPORATION

We have audited the accompanying consolidated balance sheets of Olympus Corporation and consolidated subsidiaries as of March 31, 2008 and 2007, the related consolidated statements of income for each of the three years in the period ended March 31,2008, the consolidated statements of changes in net assets for the year ended March 31, 2008 and 2007, the consolidated statement of shareholders' equity for the year ended March 31, 2006, and the consolidated statements of cash flows for each of the three years in the period ended March 31, 2008, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Olympus Corporation and consolidated subsidiaries as of March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following:

(1) As discussed in Note 2, effective April 1, 2005, Olympus Corporation adopted new accounting standards for the impairment of fixed assets and a new accounting standard for retirement benefits for subsidiary in the United Kingdom.

(2) As discussed in Note 23, effective April 1, 2005, Olympus Corporation changed the categories of business in the business segments.

(3) As discussed in Note 2, effective April 1, 2006, Olympus Corporation adopted new accounting standards for retirement benefits for subsidiaries in the United States.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2008 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 27, 2008

Core Technology and Business Models

> Olympus' management focuses on strengthening the Company's technological capabilities with the aim of becoming an even more advanced technology-oriented company.

Olympus' core competence is in Opto-Digital Technology, a fusion of the latest digital and optical technologies accumulated by the Company over many years. In order to further strengthen this core competence, Olympus has positioned the following technologies as fundamental and common to the Olympus Group as a whole: optical technology—the science of capturing and controlling light; electronic imaging technology—the manipulation of digital images captured from light; precision technologies—the technologies to create products accurately and control them precisely; and cell-related technology, which enables live cell observation and cell separation culturing that is indispensable for establishing regenerative medicine. By effectively channeling R&D resources to sharpen its competitive edge, the Company continues to create new levels of value for its Imaging Systems, Medical Systems, Life Science and Industry-Related businesses.

In the fiscal year ended March 31, 2008, Olympus' R&D expenditure amounted to approximately ¥65.9 billion, accounting for roughly 5.8% of net sales.

Olympus continuously enhanced its R&D efficiency in fiscal 2008. Based on this achievement, Olympus will make ongoing efforts to strengthen its existing businesses, while aggressively investing in M&A and R&D for the next generation of businesses.

R&D Expenditure to Net Sales, R&D Efficiency


(%)
300
200
100
R&D Efficiency (Left)
R&D Expenditure to Net Sales (Right)
15
10
5
01
02
03
04
05
06
07
08

Notes: R&D expenditure to net sales and R&D efficiency are calculated on the basis of the IP strategy index set down by the Ministry of Economy, Trade and Industry.
R&D efficiency rate = Total operating income (2004-2008) / Total R&D expenditure (1999-2003)
R&D expenditure to net sales = Total R&D expenditure over five years / Total net sales over five years

R&D Activities and Business Strategy

> In an effort to further strengthen its Opto-Digital Technology, Olympus is currently engaged in R&D activities in the following four core technologies.

In the optical technology field, the Company is continuously undertaking R&D in areas including the application of spectroscopic technology to diagnostic technology, and usages of high-performance optics such as large-diameter aspheric lenses, pursuing the infinite possibilities presented by the application of light. One of the Company's achievements is the development of a new optical axisymmetric free curvature lens that enables omnidirectional image projection and shooting.

In the electronic imaging technology field, Olympus is channeling its R&D results into its individual business segments. R&D projects in this field cover such technologies as digital image processing, custom imager design and advanced, high-definition image mapping. Examples are the Face Detection and Shadow Adjustment Technology, which prevents backlighting failures by detecting faces and automatically adjusting the exposure to include the background, and High-Speed Imager AF.

In the precision technology sphere, the Company focuses on R&D for Microelectromechanical Systems (MEMS), incorporating such technologies as ultra-fine processing, ultra-precision processing, micro mounting, and micro sensors and actuators. These technologies are essential elements of the key parts and components that distinguish Olympus' products from those of its competitors in various fields. Some examples are the ultrasonic actuators installed in digital SLR cameras for industry-best image stabilization, ultrasonic motors for interchangeable lens-type digital SLR cameras, optical encoders and AF sensor modules.

Cell-related technology at Olympus, which is aimed at creating new business opportunities in the fields of bioscience and regenerative medicine, is supported by R&D in such areas as live cell analysis and manipulation technologies and cell separation culturing technologies. To name just one of the achievements, OSferion artificial bone replacement material has now been commercialized.

R&D Segment and IP Overview

> The following graphs show the number of published patents Olympus possesses in its areas of core competence, as well as the number of such granted patents in relation to its overall patent portfolio.

Number of Patents Published by Area of Core Competence


(Number of patents)
1,000
500
Optical Technology
Electronic Imaging Technology
Precision Technology
Cell-Related Technology
04
05
06
07
08

As the second graph shows, Olympus has been increasing the number of patents granted for each core competence technology by carefully screening technologies before applying for patents. In addition, the percentage of patents acquired in core competence technologies rose 3% year on year in relation to overall patents, showing the fruits of Olympus' selection and concentration of technologies based on its R&D strategies.

Number of Patents Granted by Core Competence Technology
(Number of patents granted)



3,000
2,000
1,000
Optical Technology
Electronic Imaging Technology
Precision Technology
Cell-Related Technology
06
07
08

Percentages of Patents Held in Core Competence Technologies
(%)



Applied Technology
31
37
Optical Technology
Cell-Related Technology
2
10
20
Electronic Imaging Technology
Precision Technology
08

Contribution of the Patent Portfolio to Company Business

> Olympus actively pursues a policy of converting R&D results into patented IP while strictly screening which technologies to apply for patents. The achievements of this policy over the past five years, broken down by country, are shown in the chart below. Particularly in China, both an important base for production and an irreplaceable market, Olympus held 296 patents as of March 31, 2008, a year-on-year increase of 103 patents. We will make continuous efforts to raise the ratio of patent grants received to total patent applications in Japan while increasing patent applications and grants overseas. In addition, we will strengthen our relationships with overseas affiliate companies that conduct R&D, thereby reinforcing our Groupwide IP portfolio on a global basis.

The number and ratio of Olympus' patents in each business area at the end of the fiscal year ended March 31, 2008 are shown in the table below. Olympus holds patents that offer business potential in each of its Imaging Systems, Medical Systems, Life Science and Industry-Related businesses. The Company's core Imaging Systems and Medical Systems businesses account for 67% of all patents held.

Number of Patents Held by Country
(Number of patents, thousands)



12
9
6
3
Others
China
United States
Japan
04
05
06
07
08

Number and Ratio of Patents Held by Business Group

	Imaging Systems	Medical Systems	Life Science	Industry-Related	Corporate R&D Center	Total
Japan patents	1,985	2,451	668	203	1,060	6,367
% to total (%)	31	38	10	3	17	100
U.S. patents	1,383	951	401	155	777	3,667
% to total (%)	38	26	11	4	21	100
China patents	195	24	47	6	24	296
% to total (%)	66	8	16	2	8	100
Other patents	101	301	182	14	117	715
% to total (%)	14	42	25	2	16	100
Total	3,664	3,727	1,298	378	1,978	11,045
% to total (%)	33	34	12	3	18	100

PRINCIPAL BUSINESS BASES

(As of March 31, 2008)

OLYMPUS CORPORATION
OLYMPUS IMAGING CORP.
OLYMPUS MEDICAL SYSTEMS CORP.
Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-chome,
Shinjuku-ku, Tokyo 163-0914, Japan
Tel: +81-3-3340-2111 Fax: +81-3-3340-2062
http://www.olympus.co.jp/en/

OLYMPUS AMERICA INC.
OLYMPUS IMAGING AMERICA INC.
3500 Corporate Parkway, P. O. Box 610, Center Valley,
PA 18034-0610, U. S. A.
Tel: +1-484-896-5000
http://www.olympusamerica.com/

OLYMPUS EUROPA HOLDING GMBH
OLYMPUS IMAGING EUROPA GMBH
OLYMPUS MEDICAL SYSTEMS EUROPA GMBH
OLYMPUS LIFE SCIENCE EUROPA GMBH
Wendenstrasse 14-18, D-20097 Hamburg, Germany
Tel: +49-40-23-77-30
http://www.olympus-europa.com/

KEYMED (MEDICAL & INDUSTRIAL EQUIPMENT) LTD.
KeyMed House, Stock Road, Southend-on-Sea,
Essex SS2 5QH, U.K.
Tel: +440-1702-616333
http://www.keymed.co.uk/

OLYMPUS (CHINA) CO.,LTD.
12F, NCI Tower, A12 Jianguomenwai Avenue,
Chaoyang District, Beijing 100022, P.R.C.
Tel: +86-10-6569-3535
http://cn.olympus.com/

ITX Corporation
14F Kasumigaseki Bldg., 3-2-5, Kasumigaseki,
Chiyoda-ku, Tokyo 100-6014, Japan
Tel: +81-3-4288-7000
http://www.itx-corp.co.jp/

Further information is available on request, including a company brochure and product catalogs. Please contact us at the nearest address above.

CONSOLIDATED SUBSIDIARIES AND AFFILIATED COMPANIES

(As of March 31, 2008)

DOMESTIC

Olympus Imaging Corp.
(Tokyo)
Manufacture and sale of optical equipment and electronic products

Olympus Medical Systems Corp.
(Tokyo)
Manufacture and sale of medical equipment

Aizu Olympus Co., Ltd.
(Fukushima)
Manufacture of optical equipment and medical equipment

Aomori Olympus Co., Ltd.
(Aomori)
Manufacture of medical equipment

Olympus Opto-Technology Co., Ltd.
(Nagano)
Manufacture of components for optical equipment and electronic products

Shirakawa Olympus Co., Ltd.
(Fukushima)
Manufacture of optical equipment and medical equipment

Mishima Olympus Co., Ltd.
(Shizuoka)
Manufacture of medical equipment

Okaya Olympus Co., Ltd.
(Nagano)
Manufacture of optical equipment and electronic products

Olympus Systems Corporation
(Tokyo)
Information services and system development

Olympus Software Technology Corp.
(Tokyo)
Information services and system development

Olympus Logitex Co., Ltd.
(Kanagawa)
Transportation

Olympus Leasing Co., Ltd.
(Tokyo)
Leasing of medical equipment

Olympus Medical Engineering Co., Ltd.
(Tokyo)
Maintenance and services for medical equipment

Olympus Engineering Co., Ltd.
(Tokyo)
Development and manufacture of optical equipment

Olympus Intellectual Property Services Co., Ltd.
(Tokyo)
Research, administration and foreign application of intellectual property rights

ITX Corporation
(Tokyo)
Investment and business incubation

IT Telecom, Inc.
(Tokyo)
Sale of information and communication equipment

Soliste Corporation
(Tokyo)
Sale of electronic devices

KS Olympus Co., Ltd.
(Tokyo)
Sale of optical equipment, medical equipment, and electronic products

Broadleaf Co.,Ltd.
(Tokyo)
Development and sales of business software

Olympus Terumo Biomaterials Corp.
(Tokyo)
Research and development, manufacture and sale in the biomaterial field

Olympus Visual Communications Corp.
(Tokyo)
Development and sale of training systems for maintaining and improving eyesight, motion eyesight, and marketing and sales of contents and services related to photography and music

Olympus Digital System Design Corp.
(Tokyo)
Research and development of sophisticated digital system design technology

69 other subsidiaries and affiliated companies

OVERSEAS

Olympus USA Incorporated
(Pennsylvania, U.S.A.)
Holding company that provides financial support and comprehensive business planning for affiliated companies in the United States
* Company name changed to Olympus Corporation of the Americas on April 1, 2008.

Olympus America Inc.
(Pennsylvania, U.S.A.)
Import and sale of optical equipment and medical equipment

Olympus Imaging America Inc.
(Pennsylvania, U.S.A)
Import and sale of optical equipment and electrical products

Olympus Latin America, Inc.
(Miami, U.S.A.)
Import and sale of optical equipment and medical equipment

Olympus NDT Corporation
(Massachusetts, U. S. A.)
Holding company

Olympus NDT Canada Inc.
(Québec, Canada)
Manufacturing and maintenance services of non-destructive testing equipment

Olympus Europa Holding GmbH
(Hamburg, Germany)
Parent company of European subsidiaries, offering corporate support services to Group companies

Olympus Imaging Europa GmbH
(Hamburg, Germany)
Import and sale of optical equipment and electrical products

Olympus Medical Systems Europa GmbH
(Hamburg, Germany)
Import and sale of medical equipment

Olympus Life Science Europa GmbH
(Hamburg, Germany)
Sale of optical and medical equipment and electrical products

Olympus Life Science Research Europa GmbH
(Munich, Germany)
Development and manufacture of clinical analyzers, reagents, and biotechnology products

Olympus Deutschland GmbH
(Hamburg, Germany)
Sale of optical and medical equipment and electrical products

Olympus Winter & Ibe GmbH
(Hamburg, Germany)
Manufacture, import and sale of medical equipment

Olympus KeyMed Group Limited
(London, U.K.)
Holding company that manages investments and investment returns

KeyMed (Medical & Industrial Equipment) Ltd.
(Essex, U.K.)
Manufacture and sale of medical equipment and optical equipment, import and sale of medical equipment

Olympus Surgical & Industrial America, Inc.
(New York, U. S. A.)
Import and sale of medical and industrial equipment

Olympus UK (Holding) Ltd.
(London, U.K.)
Holding company that manages investments and investment returns

Olympus UK Ltd.
(London, U.K.)
Import and sale of optical equipment, medical equipment and electronic products

Olympus France S.A.S.
(Rungis Cedex, France)
Import and sale of optical equipment, medical equipment and electronic products

Olympus Finance Hong Kong Limited
(Hong Kong)
Holding company that operates and manages investments and investment returns

Olympus Hong Kong and China Limited
(Hong Kong)
Manufacture and sale of optical equipment and electronic products

Olympus (Shenzhen) Industrial Ltd.
(Shenzhen, China)
Manufacture of optical equipment and electronic products

Olympus (China) Co., Ltd.
(Beijing, China)
Investment in and financing of Chinese subsidiaries

Olympus Imaging China Co., Ltd.
(Shanghai, China)
Sale of optical equipment and electronic products

Olympus (Beijing) Industry & Technology Limited
(Beijing, China)
Manufacture of optical equipment and electronic products

Olympus (Guangzhou) Industrial Ltd.
(Guangzhou, China)
Manufacture of optical equipment and electronic products

Olympus (Beijing) Sales & Service Co., Ltd.
(Beijing, China)
Sale of medical and optical equipment

Olympus Trading (Shanghai) Limited
(Shanghai, China)
Import and sale of optical equipment and medical products

Olympus Korea Co., Ltd.
(Seoul, Korea)
Import and sale of optical equipment, medical equipment and electronic products

Olympus Optical Technology Philippines, Inc.
(Cebu, Philippines)
Manufacture of optical equipment

Olympus Singapore Pte. Ltd.
(Singapore)
Import and sale of optical equipment and medical products

Olympus Imaging Singapore Pte. Ltd.
(Singapore)
Import and sale of electronic products

Olympus Australia Pty Ltd.
(Mount Waverley, Australia)
Import and sale of optical equipment and medical equipment

Olympus Imaging Australia Pty Ltd.
(North Ryde, Australia)
Import and sale of electronic products

Olympus Moscow Limited Liability Company
(Moscow, Russia)
Import and sale of medical and industrial equipment

Gyrus Group PLC
(Cardiff, U.K.)
Holding company
* Company name changed to Gyrus Group Limited on June 11, 2008.

188 other subsidiaries and affiliated companies

INVESTOR INFORMATION

(As of March 31, 2008)

TRANSFER AGENT FOR COMMON STOCK
The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-0014, Japan

DEPOSITARY AND TRANSFER AGENT FOR AMERICAN DEPOSITARY RECEIPTS
The Bank of New York Mellon
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: +1-866-680-6825 U.S. toll free: 888-269-2377 (888-BNY-ADRS)
http://www.adrbnymellon.com
Ratio (ADR:ORD): 1:1
Exchange: OTC (Over-the-Counter)
Symbol: OCPNY
CUSIP: 68163W109

STOCK EXCHANGE LISTINGS IN JAPAN
Tokyo and Osaka

TOTAL SHARES OF COMMON STOCK ISSUED AND OUTSTANDING
271,283,608

NUMBER OF SHAREHOLDERS
12,767

PRINCIPAL SHAREHOLDERS

	Number of shares held (thousands)*	Percentage of shares outstanding (%)
Nippon Life Insurance Company	22,426	8.26
The Master Trust Bank of Japan, Ltd. (trust accounts)	16,385	6.03
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	13,435	4.95
Japan Trustee Services Bank, Ltd. (trust accounts)	12,253	4.51
State Street Bank and Trust Company (Standing proxy: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	10,288	3.79
Japan Trustee Services Bank, Ltd. (The Sumitomo Trust and Banking Company Retrust Portion, Sumitomo Mitsui Banking Corporation Pension Trust)	9,004	3.31
Sumitomo Mitsui Banking Corporation	8,350	3.07
Terumo Corporation	6,811	2.51
Meiji Yasuda Life Insurance Company	4,518	1.66
The Dai-ichi Mutual Life Insurance Company	4,442	1.63

DISTRIBUTION OF SHARES BY TYPE OF SHAREHOLDER

	Number of shareholders	Number of shares held (thousands)*	Percentage of total shares outstanding (%)
Japanese financial institutions	144	140,844	52.22
Japanese companies trading in financial instruments	56	8,222	3.05
Other Japanese corporations	243	27,244	10.10
Japanese individuals and others	6,856	17,520	6.49
Foreign institutions and individuals	394	75,898	28.14
Total	7,693	269,728	100.00

*Figures are truncated at thousands.

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements concerning Olympus' future plans, strategies, and performance. These forward-looking statements are not historical facts, rather they represent assumptions and beliefs based on economic, financial, and competitive data currently available. Furthermore, they are subject to a number of risks and uncertainties that, without limitation, relate to economic conditions, worldwide business competition, customer demand, foreign currency exchange rates, tax rules, regulations, and other factors. Olympus therefore wishes to caution readers that actual results may differ materially from our expectations.

OLYMPUS®

AN-0808D Printed in Japan
This report uses environment-friendly ink,
and its main sections are printed on
environment-friendly paper.

Translations or summaries of the Japanese language documents for which English versions are not readily available

No English versions or translations are available for the documents listed below, therefore we have prepared English translations or summaries to these Japanese language documents as follows:

Documents Disclosed Pursuant to Article 24-4-7(1) of the Financial Instruments and Exchange Law of Japan:

1. "Quarterly Securities Report" for the first quarter ended June 30, 2008, as filed with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on August 14, 2008 (summary)
(Exhibit B-1)

Press Releases:

1. Japanese press release dated July 31, 2008: Olympus Medical Systems Corp., together with two other companies who support the "Brave Circle" campaign to eradicate colorectal cancer, will sponsor a forum for residents in Fukui prefecture on Sunday, August 10, 2008.
2. Japanese press release dated August 1, 2008: Olympus Imaging Corp. will hold a promotional campaign from August 8, 2008 to May 6, 2009 in which customers who purchase "Olympus E-System" digital single-lens reflex camera products (camera body, lens or flash) can enter a draw to win a 3-day trip to view and photograph the first lunar eclipse in Japan in 46 years.
3. Japanese press release dated August 6, 2008: The "*wakuwaku kagaku kyōshitsu*" website, a website aimed at introducing science to elementary and junior high school students, will be relaunched with new content on August 6, 2008. The website was established by the Olympus *wakuwaku* Project, a volunteer group consisting of employees of the Company.
4. Japanese press release dated August 6, 2008: Olympus Imaging Corp. will commence the sale of two entry model IC recorders in the "Voice-Trek" range on August 29, 2008. The two new models, the "Voice-Trek VN-6200" and the "Voice-Trek VN 3200" both feature high-quality, long-life sound recording capabilities, ease of use and low energy consumption.
5. Japanese press release dated August 19, 2008: Olympus Imaging Corp. will commence the sale of the "CAMEDIA FE-360" compact digital camera in the "FE (Friendly & Easy) Series" from August 28, 2008.
6. Japanese press release dated August 19, 2008: Olympus Imaging Corp. will commence the sale of the "CAMEDIA FE-370" compact digital camera in the "FE (Friendly & Easy) Series" from August 28, 2008.
7. Japanese press release dated August 19, 2008: Olympus Imaging Corp. will commence the sale of the "μ 1060" compact digital camera August 30, 2008.

Exhibit B-1

Quarterly Securities Report for the first quarter ended June 30, 2008, as filed with the Director-General of the Kanto Local Financial Bureau of the Ministry of Finance of Japan on August 14, 2008, which includes:

I. Corporate information

- A. Corporate overview
  1. History of changes in major business indices
  2. Overview of business
  3. Associated companies
  4. Employee information
- B. Business
  1. Production, orders and sales
  2. Material contracts
  3. Discussion and analysis of financial condition and results of operation
- C. Capital assets
- D. Company information
  1. Share information
     - (i) Total number of shares
     - (ii) Stock options
     - (iii) Rights plan
     - (iv) Total number of issued and outstanding shares, changes in capital
     - (v) Major shareholders
     - (vi) Voting rights
  2. Changes in share price
  3. Directors and corporate auditors
- E. Financial Information
  1. Consolidated quarterly financial statements
     - (i) Consolidated quarterly balance sheet
     - (ii) Consolidated quarterly statement of income
     - (iii) Consolidated quarterly statement of cash flow
  2. Others

II. Information on Guarantors and Others

- Auditor's Review Report for the First Quarterly ended June 30, 2008

End of Document

Fiona MacKinnon

From: Fiona MacKinnon
Sent: Friday, August 29, 2008 10:24 AM
To: Heather McGiffin; Paul Garvey
Cc: Masahisa Ikeda; Mizuho Sadamasu
Subject: Olympus Corporation 12g3-2(b) filing for August 2008

Dear Heather and Paul,

We have couriered via Fedex a set of documents for Olympus Corporation's 12g3-2(b) filing with the SEC.
Once the documents arrive, please proceed with the filing.

When the filing has been completed, please email us a PDF copy of the return receipt and send us the original return receipt via pouch.
Thank you very much for your assistance in advance.

Fiona

シャーマンアンドスターリング外国法事務弁護士事務所
Shearman & Sterling LLP
フィオナ マッキノン Fiona MacKinnon
Legal Specialist

TEL:03-5251-0210 / +81-3-5251-0210(from overseas)
FAX:03-5251-1602 / +81-3-5251-1602(from overseas)
fiona.mackinnon@shearman.com | www.shearman.com

Thank you for your help.
Regards,
Fiona.

END